Exhibit 7 – Conflicts of Interest

Form NRSRO – Update of Registration

March 2023



Policies and Procedures Established, Maintained, and Enforced by DBRS Morningstar to Address and Manage Conflicts of Interest identified in Exhibit 6:

- Analyst Rotation Global Policy
- Anti-Bribery and Corruption Global Policy
- Avoidance of Conflicts of Interest Relating to Certain Directors Global Procedure
- Avoidance of Conflicts of Interest Relating to Morningstar and Morningstar Shareholders Global Procedure
- Business Code of Conduct
- Conflicts of Interest Global Policy
- Corporate Finance and Structured Finance Rating Committee Global Policy
- Corporate Finance Ratings Surveillance Global Policy
- Credit Rating, Ancillary, and Consulting Services Global Policy
- Credit Rating Appeal Global Policy
- Credit Ratings Global Policy
- Employee Code of Conduct
- Escalation Protocols Global Procedure
- Look-Back Review Global Procedure
- Outside Business Interests Global Procedure
- Personal Securities Ownership and Trading Global Policy
- Reporting Complaints Global Procedure
- Sales or Marketing, Fee Discussions, Gifts, Benefits, and Entertainment Global Procedure
- SEC Rule 17g-5(a)(3) Global Procedure
- SEC Rule 17g-5(c)(1) Global Policy
- Separation from Morningstar Global Policy
- Sourcing Global Policy
- Structured and Corporate Finance Structuring Prohibition Global Policy
- Structured Finance Ratings Surveillance Global Policy



ANALYST ROTATION GLOBAL POLICY

Effective Date: April 30, 2021
Owner: Global Structured Finance and Global Corporate Finance
Applies to[i]: All DBRS Morningstar Analytical Personnel

I. Purpose and Scope

The Analyst Rotation Policy Global ("Policy") has been established to help implement a rotation mechanism. The requirement for an analyst rotation policy stems directly from European credit rating agency regulations and is therefore only applicable in respect of the public credit ratings issued by or endorsed by DBRS Ratings Limited and/or DBRS Ratings GmbH.

As such, the Policy applies to all Analytical Personnel directly employed by, or assigned to work on, DBRS Ratings Limited and/or DBRS Ratings GmbH public credit ratings, and all Analytical Personnel assigned to work on DBRS Limited and DBRS, Inc. public credit ratings endorsed for use in the European Union or the United Kingdom.

This Policy should be read in conjunction with the Analyst Rotation Procedure ("Procedure") which describes the manner in which Analytical Personnel are to comply with this Policy. Terms capitalized throughout this Policy are defined in the Procedure or the Glossary.

II. Rotation Mechanism

For all Analytical Personnel with the role of Lead Analyst, Rating Analyst and Person Approving Credit Ratings, the rotation mechanism is comprised of specified time periods, which vary depending on the role being performed by the relevant Analytical Personnel (ranging from four to ten years), and is detailed in the Procedure.

III. Application of Rotation Mechanism

The Analytical Personnel subject to this Policy (who have been involved in the Credit Rating Activities related with the relevant rated entity or relevant Related Third Parties for the specified time periods) may not thereafter be involved in the Credit Rating Activities related to such rated entity or Related Third Parties for a two-year period, which is referred to as the Cooling Off Period.

The rotation mechanism is administered to gradually rotate Analytical Personnel. It is the responsibility of the Group Managing Directors, Managing Directors, or Team Leaders, if applicable, of the respective Analytical Personnel, to implement and monitor the allocation of individual Analytical Personnel to the rated entity and their Related Third Parties in order to manage the gradual rotation process in a practical manner.



ANTI-BRIBERY AND CORRUPTION GLOBAL POLICY

Effective Date: **September 1, 2020**
Owner: **Global Compliance**
Applies to: **All DBRS Morningstar[1] Covered Personnel[2]**

I. Purpose and Scope

This Anti-Bribery and Corruption Global Policy ("Policy") defines the fundamental principles and risk-based approach that DBRS Morningstar follows to prevent and mitigate risks associated with Bribery and Corruption.

This Policy applies to all Covered Personnel globally and extends to all DBRS Morningstar business dealings and transactions in any country or region. This Policy should be read in conjunction with the Anti-Bribery and Corruption Global Procedure ("Procedure") as well as all other applicable DBRS Morningstar policies and procedures and the Morningstar, Inc. Code of Ethics. Terms capitalized throughout this Policy are defined either in the Procedure or the Glossary.

II. Policy Statements

A. Overview

DBRS Morningstar is committed to undertaking business in an ethical manner and in accordance with applicable anti-bribery and corruption laws and regulations. As such, procedures, processes, systems, and controls have been adopted to proactively identify risks and potential acts of Bribery and Corruption intended to prevent them from occurring and mitigate them if they do occur.

B. Zero Tolerance

DBRS Morningstar has zero tolerance towards Bribery and Corruption in any form, whether it be committed directly or indirectly through Agents and Third Parties, and has implemented a range of measures and procedures intended to prevent them from occurring.

Covered Personnel, its Agents and Third Parties are prohibited from:

- Soliciting, arranging or accepting bribes intended for the benefit of DBRS Morningstar and/or their own benefit or that of their Immediate Family Members, friends, associates or acquaintances; and
- Offering, promising to, and/or giving a financial or other advantage to another entity or person to bring about the improper performance by such entity or person in order to secure a business advantage for DBRS Morningstar.

[1] DBRS Morningstar as defined in the DBRS Glossary.
[2] DBRS Morningstar Covered Personnel, as defined in the DBRS Glossary, is referred to as Covered Personnel herein.



AVOIDANCE OF CONFLICTS OF INTEREST RELATING TO CERTAIN DIRECTORS GLOBAL PROCEDURE

Effective Date: **July 1, 2022**
Owner: **Global Compliance**
Applies to: **DBRS Morningstar Independent Non-Executive Directors and Members of the Board of Directors of Morningstar, Inc.**

I. Purpose and Scope

The Avoidance of Conflicts of Interest Relating to Certain Directors Global Procedure ("Procedure") sets out DBRS Morningstar's approach to the identification, management and disclosure of potential, perceived or actual conflicts of interest that may arise relating to the Independent Non-Executive Directors ("INEDs") of DBRS Morningstar entities, and/or the members of the Board of Directors of Morningstar, Inc. in respect of entities that are subject to DBRS Morningstar credit ratings and any related parent entity, Affiliated Entity, and any Related Third Parties.

This Procedure should be read in conjunction with the Conflicts of Interest Global Policy and the Business Code of Conduct (the "Code"). Terms capitalized throughout this Procedure are defined herein, in the Personal Securities Ownership and Trading Global Procedure, or in the Glossary.

II. INEDs of DBRS Morningstar Entities

A. To maintain the integrity of DBRS Morningstar, each INED of a DBRS Morningstar entity(ies):
   1. Must avoid conflicts of interest by not being involved or influencing any DBRS Morningstar credit rating or any form of rating analysis (meaning data and information analysis) and the evaluation, approval, issuing, and review of credit ratings;
   2. May not participate in any commercial activities related to entities or transactions rated by DBRS Morningstar, including without limitation, negotiating, discussing, or arranging for a fee to be paid for a credit rating;
   3. May not engage in Sales or Marketing Activity of a product or service of DBRS Morningstar or its affiliates;
   4. May not be influenced by sales considerations when approving procedures or Methodologies used for determining credit ratings, including qualitative and quantitative models;
   5. May not make recommendations to any relevant third party(ies) regarding the design of the corporate or legal structure, assets, liabilities, or activities of the relevant issuer, transaction or Security for the purposes of achieving a third party's desired credit rating outcome;
   6. (A) Identifies and avoids circumstances that could create a potential conflict of interest (including, for the avoidance of doubt, as a result of that INED having an outside business interest such as advisory or directorship function with clients, suppliers, lenders or other business partners of the DBRS Morningstar) or owning or trading in certain Securities (that may be subject to a DBRS Morningstar credit rating or those that are issued by an entity that is subject to a DBRS

Morningstar credit rating) and (B) where situations contemplated in (6A) may arise, immediately raises and fully discloses the issue with the Chief Compliance Officer, President of DBRS Morningstar, and the other members of the Board;

7. On a quarterly basis, completes a form disclosing certain investment holdings, other board positions, and roles of significant influence (each, an "INED Disclosed Entity"); and
8. On an annual basis, completes the annual statement of understanding ("ASU") and submits it to Compliance, acknowledging his/her understanding of the Code and attesting his/her compliance with the Code.

III. Directors of Morningstar, Inc.

On a quarterly basis, each member of the Board of Directors of Morningstar, Inc. (each, a "Morningstar Director"), completes a form disclosing certain investment holdings, other board positions, and roles of significant influence (each, a "Morningstar Disclosed Entity").

IV. Monitoring

A. The following actions are conducted to monitor for conflicts:
   1. Compliance maintains the records of the quarterly forms and ASUs outlined in sections II and III above.
   2. On receipt of the completed quarterly forms outlined in sections II and III, Compliance conducts monitoring in respect of the INED Disclosed Entities and the Morningstar Disclosed Entities (collectively, the "Disclosed Entities") to identify whether (A) any Disclosed Entity is an entity subject of a DBRS Morningstar credit rating or an Affiliated Entity thereof; (B) any Security issued by a Disclosed Entity is subject of a DBRS Morningstar credit rating; or (C) any Disclosed Entity is a relevant Related Third Party.
   3. Each Disclosed Entity that is not subject to a then current or pending DBRS Morningstar credit rating or an Affiliated Entity thereof, or a relevant Related Third Party is added to an alert list maintained in DBRS Morningstar's relationship management system to facilitate timely notification to Compliance of any future engagement interaction with such entity.
   4. The Chief Compliance Officer is notified if, as part of this monitoring, it is identified that (A) a Disclosed Entity is subject of a DBRS Morningstar credit rating, or an Affiliated Entity of such an entity, (B) a Security issued by a Disclosed Entity is subject of a DBRS Morningstar credit rating; or (C) a Disclosed Entity is a relevant Related Third Party.
   5. In order to provide transparency to the market, DBRS Morningstar publicly discloses, on its website, information if (A) a Morningstar Disclosed Entity is subject to a DBRS Morningstar credit rating or an Affiliate Entity thereof; (B) a Security issued by a Morningstar Disclosed Entity is subject to a DBRS Morningstar Credit rating; or (C) a Morningstar Disclosed Entity is a relevant Related Third Party.



V. Assessment and Conflict Resolution Process

A. Upon receipt of the notification contemplated in Section III, the Chief Compliance Officer, in consultation with the Global Head of Conflicts of Interest and Legal Counsel, as necessary, reviews and assesses whether any such finding may represent an actual, potential or perceived conflicts in respect of one or more DBRS Morningstar credit ratings in accordance with the Code or an applicable DBRS Morningstar policy, procedure or regulatory requirement.

B. Further to that assessment, DBRS Morningstar takes the appropriate steps to manage or eliminate, as applicable, any conflict of interest that may be identified, which may include, but not be limited to:

   1. Full or partial divestment of an investment in a Disclosed Entity, or resignation of board position or change of role of significant influence for relevant INED(s) or Morningstar Director(s);
   2. Discontinuance-Withdrawal of relevant credit rating(s) in a manner that minimizes disruption to the marketplace; or
   3. Withdrawal from relevant engagement to provide such credit rating in a manner that minimizes disruption to the marketplace.

C. The Chief Compliance Officer confers with Senior Management, and/or Legal Counsel, as necessary, to determine the appropriate manner in which to effectuate the Discontinue-Withdraw rating action. DBRS Morningstar may seek exemptive relief from applicable regulatory requirements if DBRS Morningstar determines that such relief is in the best interest of users of DBRS Morningstar credit ratings or otherwise in the public interest. The results of this consultation are documented and retained by Compliance.

D. The Chief Compliance Officer updates the DBRS Board of Directors on the results of the assessment and action, if any, taken.



AVOIDANCE OF CONFLICTS OF INTEREST RELATING TO MORNINGSTAR AND MORNINGSTAR SHAREHOLDERS GLOBAL PROCEDURE

Effective Date: **July 1, 2022**
Owner: **Global Compliance**
Applies to: **All DBRS Morningstar Covered Personnel**

I. Purpose and Scope

The Avoidance of Conflicts of Interest Relating to Morningstar and Morningstar Shareholders Global Procedure ("Procedure") sets out DBRS Morningstar's approach to the identification, management and disclosure of potential conflicts of interest between Morningstar and certain Morningstar shareholders, and the DBRS Morningstar rated entities, Affiliated Entities and relevant Related Third Parties, as applicable.

This Procedure applies to all DBRS Morningstar Covered Personnel globally and should be read in conjunction with the Conflicts of Interest Global Policy and the Employee Code of Conduct. Terms capitalized throughout this Procedure are defined herein the Appendix, in the Personal Securities Ownership and Trading Global Procedure, or in the Glossary.

II. Reporting and Monitoring of Potential Conflicts of Interest Relating to Certain Morningstar Shareholders

A. All Covered Personnel must promptly notify Compliance, in the event that they become aware, when:
   1. a Morningstar Shareholder who owns 5% or more ownership interest in Morningstar also maintains an ownership interest in is an entity or issuer of a Security, in either case, that may become subject to a DBRS Morningstar credit rating, prior to engagement in respect thereof; and
   2. a Morningstar Shareholder who, owns 5% or more of ownership interest in Morningstar also owns 5% or more of the capital or voting rights of (A) an entity that is subject to a DBRS Morningstar credit rating or an Affiliated Entity thereof, (B) an entity that is the issuer of a Security that is subject to a DBRS Morningstar credit rating or an Affiliated Entity thereof, or (C) an entity that is a relevant Related Third Party.

B. On a quarterly basis, Compliance compiles data on Morningstar Shareholders and other individuals holding positions of significant influence on the business activities of DBRS Morningstar derived from publicly available information and data held within a vendor-based beneficial ownership tool. Based on the available information, Compliance conducts monitoring for the purpose of compliance with the expectations set out in sections III and IV of this Procedure.

III. Cross-Ownership Related Prohibitions and Considerations

A. In accordance with applicable regulatory requirements, a Morningstar Shareholder is prohibited from owning, directly or indirectly, 5% or more common stock of Morningstar whilst also:
   1. owning, directly or indirectly, 5% or more of capital or voting rights in any other credit rating agency;
   2. being a member of, or having a representative on, an administrative or supervisory board of any other credit rating agency; or
   3. exercising or having the power to exercise control or dominant influence over any other credit rating agency.

B. DBRS Morningstar does not assign or maintain credit ratings or a rating trend in respect of any of the following persons:
   1. Morningstar, any of its subsidiaries, or any Securities issued thereby;
   2. The Morningstar Control Shareholder;
   3. An entity under control of the Morningstar Control Shareholder or a Security issued by such an entity; or
   4. A Relevant Morningstar Shareholder owning more than 10% of common stock of Morningstar.

C. DBRS Morningstar also typically refrains from assigning or maintaining a credit rating or a rating trend in any of the following circumstances relating to a Relevant Morningstar Shareholder:
   1. A Relevant Morningstar Shareholder holding 10% or more of common stock of Morningstar, or otherwise in a position to exercise significant influence on the business activities of DBRS Morningstar, also holds 10% or more of the capital or voting rights of an entity that is the subject of a DBRS Morningstar credit rating, Affiliated Entity thereof, or relevant Related Third Party; and
   2. A Relevant Morningstar Shareholder holding 10% or more of common stock of Morningstar, or otherwise in a position to exercise significant influence on the business activities of DBRS Morningstar, is a member of, or has a representative on, an administrative or supervisory board at an entity that is the subject of a DBRS Morningstar credit rating, Affiliated Entity thereof, or relevant Related Third Party.

IV. Disclosure

A. To the extent known to DBRS Morningstar, DBRS Morningstar provides disclosure in respect of the following circumstances, as applicable, on the DBRS Morningstar website:
   1. A Relevant Morningstar Shareholder who owns an interest not greater than 9.99% of common stock of Morningstar also holds 5% or more of the capital or voting rights of an entity that is subject of a DBRS Morningstar credit rating or an entity that is an issuer of Securities that are subject of a DBRS Morningstar credit rating, an Affiliated Entity thereof, or relevant Related Third Party;
   2. A Relevant Morningstar Shareholder who owns an interest not greater than 9.99% of common stock of Morningstar is a member of or has a representative on an administrative or supervisory board at an entity that is subject of a DBRS Morningstar credit rating, an Affiliated Entity thereof, or relevant Related Third Party; or

3. A Morningstar Shareholder is identified to meet the considerations set forth in section III.A above.

V. Conflict Resolution

A. In the event DBRS Morningstar becomes aware that DBRS Morningstar rates, or is engaged to rate an entity, or a Security issued by such an entity, that falls under circumstances set out in section III.B. above;
   1. DBRS Morningstar shall Discontinue-Withdraw the credit ratings in question, or withdraw from the engagement to provide such credit rating in a manner that minimizes disruption to the marketplace, as may be required in accordance with applicable regulatory requirements depending on the relevant facts and circumstances;
   2. The Chief Compliance Officer confers with Senior Management and Legal Counsel, as necessary, to determine the appropriate manner in which to effectuate the Discontinue-Withdraw rating action contemplated in section B.(1) above. The results of this consultation are documented; and
   3. Compliances provides reporting to the relevant DBRS Board(s) of Directors regarding the credit rating(s) in question and any action(s) taken by DBRS Morningstar.

B. In the event DBRS Morningstar becomes aware that DBRS Morningstar rates, or is engaged to rate an entity, or a Security issued by such an entity, in either case, that falls under circumstances set out in section III.C. above;
   1. The Chief Compliance Officer, in consultation with Head of Conflicts of Interest and Legal Counsel, as applicable, assesses, in accordance with applicable regulatory requirements depending on the relevant facts and circumstances;
      i. with respect to issuance of a new credit rating or an trend, whether there are grounds to withdraw from the engagement in question, as may be required, and
      ii. with respect to an outstanding credit rating or an trend, whether there grounds to re-rate or withdraw the credit rating in question, as may be required.
   2. Further to the assessment referenced in section B(1) above, DBRS Morningstar may re-rate or Discontinue-Withdraw the credit rating(s) in question, or withdraw from the engagement to provide such credit rating, in each case, in a manner that minimizes disruption to the marketplace, as appropriate;
   3. The Chief Compliance Officer confers with Senior Management, and/or Legal Counsel, as necessary, to determine the appropriate manner in which to effectuate the withdrawal from the engagement and/or Discontinue-Withdraw rating action contemplated in section B(1)(i) above. The results of this consultation are documented and retained by Compliance;
   4. Compliances provides reporting to the relevant DBRS Board of Directors regarding the engagement, and/or credit rating or trend in question and any action taken by DBRS Morningstar; and
   5. DBRS Morningstar discloses publicly, on the DBRS Morningstar website, information regarding the relevant circumstances in accordance with applicable DBRS Morningstar procedures.

VI. Exemptive Relief

In connection with the resolution of any actual conflicts of interest that may arise in respect of the



circumstances contemplated in this Procedure, DBRS Morningstar may seek exemptive relief from applicable regulatory requirements if DBRS Morningstar determines that such relief is in the best interest of users of DBRS Morningstar credit ratings or otherwise in the public interest.

VII. Appendix

A. Defined terms for purposes of this Procedure:

"**Morningstar**" means Morningstar, Inc.

"**Morningstar Control Shareholder**" means the Morningstar Shareholder who is the Executive Chairman and Chairman of the board of directors of Morningstar and has the practical ability to exercise control regarding the management of Morningstar through such Morningstar Shareholder's ownership interest in the common stock of Morningstar.

"**Morningstar Shareholder**" means a person, who directly or indirectly, owns an interest in the outstanding common stock of Morningstar.

"**Relevant Morningstar Shareholder**" means a Morningstar Shareholder who, directly or indirectly, owns 5% or more interest in the outstanding common stock of Morningstar and is not the Morningstar Control Shareholder.



DBRS Morningstar Business Code of Conduct
November 2022

Table of Contents

Introduction

The DBRS Morningstar Business Code of Conduct (the Business Code) reflects DBRS Morningstar's[1] (DBRS Morningstar or the Company) adherence to the International Organization of Securities Commissions (IOSCO) Code of Conduct Fundamentals for Credit Rating Agencies (IOSCO Code). The IOSCO Code is a framework of principles and practical measures designed to improve investor protection and the fairness, efficiency and transparency of the securities markets and to reduce systemic risk. The Business Code substantially follows the IOSCO Code structure to assist readers in referencing DBRS Morningstar responses to specific aspects of the IOSCO Code.

The Business Code is a summary of a range of policies, procedures and controls that DBRS Morningstar has established[2] to promote the objectivity and integrity of its ratings and the transparency of its operations. To the extent possible, DBRS Morningstar implements global

1 The DBRS Morningstar group of companies consists of DBRS, Inc., DBRS Limited, DBRS Ratings GmbH, and DBRS Ratings Limited.

On July 2, 2019, Morningstar, Inc., the parent of Morningstar Credit Ratings, L.L.C. (MCR), completed its acquisition of the DBRS group of companies (DBRS). Following the acquisition, DBRS, Inc. and MCR took steps to integrate their credit rating operations under the brand name DBRS Morningstar. As of November 5, 2020, DBRS, Inc. and MCR announced completion of the analytical integration.

At the time of the acquisition, each of DBRS, Inc. and MCR was registered with the U.S. Securities and Exchange Commission (SEC) as a nationally recognized statistical rating organization (NRSRO). On November 15, 2019, MCR filed an amendment to its Form NRSRO with the SEC withdrawing its NRSRO registration effective December 30, 2019. Also on November 15, 2019, DBRS, Inc. filed an amendment to its Form NRSRO with the SEC to identify MCR as a credit rating affiliate of DBRS, Inc. Effective November 23, 2020, MCR ceased to operate as a credit rating affiliate of DBRS, Inc and further to an amendment to DBRS, Inc.'s Form NRSRO on the same day, DBRS, Inc. no longer identifies MCR as a credit rating affiliate.

For additional information on the analytical integration of DBRS, Inc. and MCR, please see the related press release at: https://www.dbrsmorningstar.com/research/369707/dbrs-and-morningstar-credit-ratings-conclude-analytical-integration-process.

2 DBRS Morningstar maintains, documents, and enforces the policies, procedures and controls it has established.

policies and procedures. DBRS Morningstar also has established policies and practices to meet specific jurisdictional requirements in addition to those which are reflected in the Business Code.[3]

To the extent there is any conflict or inconsistency between this section and the descriptions otherwise contained in this Code, the text of this section shall prevail.

DBRS Morningstar also maintains an Employee Code of Conduct that sets out and provides guidance in respect of the DBRS Morningstar standards of conduct to be followed by Covered Personnel and underpins DBRS Morningstar's commitment to conducting its business in an ethical manner and with integrity.

Please note that by adopting and publishing the Business Code, DBRS Morningstar does not assume any responsibility or liability to any party arising from or in connection with the Business Code or the underlying policies, procedures and internal controls. The Business Code does not form a contract of any kind with any party and no party shall have any right whatsoever to enforce the Business Code in any respect. DBRS Morningstar may, in its sole discretion, amend the Business Code at any time.

The Business Code uses certain standard terms that are capitalized and defined herein or in the attached Appendix I.

DBRS MORNINGSTAR CREDIT RATINGS

Credit ratings[4] are forward-looking opinions about credit risk which reflect the creditworthiness of an issuer, rated entity (Issuer), security, and/or obligation. Credit ratings are not statements of fact. While historical statistics, performance, and expert opinion (on, e.g., financial statements or legal matters) can be important considerations, credit ratings are not based solely on such; they include subjective considerations and involve expectations for future performance or events that cannot be guaranteed. As such, and to the extent that future events and economic conditions do not match expectations, credit ratings assigned to Issuers, securities, and/or obligations can change. Credit ratings are also based on approved and applicable methodologies, models and criteria (Methodologies), which are periodically updated and, when material changes are deemed necessary, this may also lead to rating changes.[5]

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3 DBRS Morningstar presently complies with the following regulatory regimes through one or more of its operating companies: in Canada, the Designated Rating Organization (DRO) regime under National Instrument 25-101 DRO; in the United States, the Nationally Recognized Statistical Rating Organization (NRSRO) regime under Section 15E of the Securities Exchange Act of 1934 and the Securities and Exchange Commission (SEC) rules thereunder; in the European Union (EU), the regime established in accordance with Regulation (EC) No1060/2009 of the European Parliament, as amended (the EU CRA Regulation); and in the United Kingdom (UK) in accordance with the EU CRA Regulation that was on-shored into UK law on 31 December 2020 with the necessary modifications contained in the Credit Rating Agencies (Amendment etc.) (EU Exit) Regulations 2019.

4 As defined by the IOSCO Code, a credit rating is an assessment regarding the creditworthiness of an entity or obligation, expressed using an established and defined ranking system.

5 DBRS Morningstar maintain procedures for developing, reviewing, updating and approving Methodologies. During the process of integrating the analytical activities of DBRS, Inc. and MCR (the completion of which was announced on November 5, 2020), for certain asset classes, MCR and DBRS, Inc. selected, and DBRS, Inc. has applied, an existing MCR methodology to issue or monitor DBRS Morningstar credit ratings. Each selected MCR methodology was reviewed and approved by the MCR Criteria Committee and the MCR Regulatory Governance Board prior to its selection for DBRS, Inc. to apply. The application by DBRS, Inc. of the MCR methodologies (that may incorporate quantitative and qualitative models) is expected to continue until DBRS, Inc. has reviewed, updated and approved these methodologies, as applicable, in accordance with applicable DBRS Morningstar policies and procedures.

For more information on the integration of DBRS, Inc. and MCR rating methodologies and legacy MCR policies and procedures regarding review and approval of legacy MCR models, please see Annex A to Exhibit 2 of the DBRS, Inc. Form NRSRO, which is available on the DBRS Morningstar website.

Credit ratings typically provide an opinion on the risk that investors may not be repaid in accordance with the terms under which the obligation was issued. In some cases, credit ratings may also include consideration for the relative ranking of claims and recovery, should default occur. Credit ratings are meant to provide opinions on relative measures of risk, but are neither based on expectations of any specific default probability nor meant to predict such.

DBRS Morningstar does not provide investment advice and a DBRS Morningstar credit rating is not a buy, sell or hold recommendation. Credit ratings address only credit risk, which is one element in an investor's decision-making process, and not any non-credit risks that may be relevant to investors (including, without limitation, any accounting, change in law or regulatory risk). Credit ratings make no assessment of the appropriateness of ownership for a given investor within their investment objectives. Specifically, investors may have an interest in areas outside the bounds of credit risk, such as the level of market prices, tax-related issues, or investment losses that could result from market-related or other changes, some of which could be unforeseeable. The data and information on which DBRS Morningstar bases its opinions is not audited or verified by DBRS Morningstar, although DBRS Morningstar conducts a reasonableness review of information received and relied upon in accordance with its Methodologies and policies.

DBRS Morningstar is not an investment advisor. DBRS Morningstar does not provide investment, financial or other advice. No credit rating or rating action shall constitute or be construed or represented as: (i) financial, investment, tax, legal or other advice, or (ii) a solicitation, recommendation, endorsement or offer to buy, hold, or sell any security, other investment or financial instrument, or to make any investment, financial or other decision.

DRBS Morningstar uses rating symbols as a concise method of expressing its opinion to the market, but there are a limited number of rating categories for the possible slight risk differentials that will exist across the rating spectrum and DBRS Morningstar does not assert that credit ratings in the same category are of exactly the same quality. Investors should also be aware of the additional value that may be provided by under review statuses, rating trends and the comments and opinions referenced in DBRS Morningstar press releases, rating reports and other publications, and/or other information posted to dbrsmorningstar.com.

DBRS Morningstar uses rating scales to assign and monitor credit ratings, including: (1) commercial paper and short-term debt rating scale, (2) long-term obligations scale (including bonds), (3) preferred share rating scale (Canadian scale only), (4) credit fund rating scale, (5) national scale credit ratings, (6) financial strength rating scale, and (7) expected loss rating scale. For non-investment-grade Issuers, DBRS Morningstar uses a recovery rating scale that is disclosed in the Methodology. The most current DBRS Morningstar rating scales and definitions in effect are available at no charge on www.dbrsmorningstar.com.

1. Quality and Integrity of the Rating Process

(1.1) DBRS Morningstar credit ratings are formed and disseminated based on established Methodologies, policies and processes. DBRS Morningstar's rating Methodologies are published on the DBRS Morningstar website and cover Issuers and obligations that DBRS Morningstar rates, including corporate finance Issuers, financial institutions, insurance companies, public finance and sovereign entities (collectively referred to as Corporate or Corporate Finance) as well as Structured Finance transactions (Structured Finance). The DBRS Morningstar rating process includes a Rating Committee designed to check that sufficient data and information are factored into a rating.

DBRS Morningstar maintains rigorous, systematic and continuous rating Methodologies that are subject to validation, including back-testing, where possible. DBRS Morningstar publishes historical performance data, which includes default and transition studies, on an annual basis at a minimum.

(1.2) Credit ratings should reflect all information known and believed to be relevant to DBRS Morningstar, consistent with the applicable Methodology that is in effect.

(1.3) When deciding whether to rate or continue to rate an Issuer, DBRS Morningstar considers whether its Analytical Personnel have or will have access to sufficient information to perform the rating analysis. DBRS Morningstar has adopted measures to check that the information it uses in assigning and maintaining a rating is sufficient to support the rating. These measures generally include a review of asset data, legal documents and transaction party information. All such information should be obtained from sources determined to be reliable. DBRS Morningstar does not audit or verify any information it receives. If DBRS Morningstar is asked to rate a type of financial product presenting limited historical data (such as an innovative financial vehicle), DBRS Morningstar identifies the limitations of the rating in the rating report or press release.

(1.4) DBRS Morningstar avoids issuing credit ratings for Issuers for which it does not have appropriate information, knowledge and expertise. For example, where the complexity of a security or the structure of a type of security, or the lack of robust data about the assets underlying the security raise serious questions as to whether DBRS Morningstar can determine a credit rating for the security, DBRS Morningstar refrains from issuing a credit rating.

(1.5) In assessing creditworthiness, Analytical Personnel involved in the credit rating action use the DBRS Morningstar Methodology for the type of Issuer that is subject to the credit rating action. The Methodology should be applied in a manner that is consistent across all Issuers for which that Methodology is used.

(1.6) DBRS Morningstar defines the meaning of each category in its rating scales and apply those categories consistently across all classes of rated Issuers to which a given rating scale applies.

(1.7) DBRS Morningstar credit ratings are determined by a Rating Committee structure. Each Rating Committee includes experienced Covered Personnel. The Rating Committee process facilitates rating decisions that are a collective assessment of DBRS Morningstar opinion rather than the view of individual analysts; based on sufficient information, incorporating both global and local considerations and applying approved Methodologies; and independent, free of any actual and perceived conflicts of interest.

(1.8) DBRS Morningstar assigns Analytical Personnel who, individually or collectively, have appropriate knowledge and experience for assessing the creditworthiness of the type of Issuer being rated.

(1.9) DBRS Morningstar maintains records to support its ratings in accordance with applicable laws and regulatory requirements in the jurisdictions in which DBRS Morningstar conducts business.

(1.10) DBRS Morningstar has established policies, procedures and controls designed to avoid knowingly issuing any ratings or reports that contain misrepresentations or that are otherwise misleading about the general creditworthiness of an Issuer or obligation. Such steps may include having an Issuer's management review rating reports and press releases for factual errors prior to public dissemination.

(1.11) DBRS Morningstar maintains a sufficient pool of Analytical Personnel to provide timely ratings of all obligations and Issuers it rates.

When deciding whether to issue a credit rating for an Issuer, DBRS Morningstar assesses whether it is able to devote a sufficient number of Analytical Personnel with the skill sets to determine credit ratings and whether the Analytical Personnel have access to sufficient information to determine a credit rating.

(1.12) DBRS Morningstar has established criteria committees for each of the Corporate and Structured Finance sectors composed of Analytical Personnel and senior managers. The Structured Finance Criteria Committee (SFCC) responsibilities include a review of the feasibility of providing a rating for a new product or asset class that is significantly different from the asset classes that DBRS Morningstar currently rates and a review of new and changed Structured Finance Methodologies. The Corporate Finance Criteria Committee (CFCC) has similar responsibilities to SFCC regarding review of Corporate Methodologies. In line with jurisdictional regulatory requirements, DBRS Morningstar publishes new and materially changed Methodologies for comment and, as appropriate, may incorporate stakeholder comments.

(1.13) DBRS Morningstar has implemented an Independent Review Function (IRF) in each jurisdiction where it operates, which is responsible for reviewing and approving new and existing Methodologies, models and any significant changes made thereto in accordance with regulatory requirements and DBRS Morningstar policies and procedures. The SFCC and CFCC reviews new and changed Methodologies prior to the IRF review and approval of them. The IRF is independent of analytical and business development activities and reports to the DBRS Morningstar Boards or a Supervisory Board that has been established in each of the jurisdictions in which DBRS Morningstar operates.

DBRS Morningstar assesses whether existing Methodologies for determining ratings of structured products are appropriate when the risk characteristics of the assets underlying a structured product change materially.

(1.14) DBRS Morningstar structures its rating teams to promote continuity and avoid bias in its rating process. Each major DBRS Morningstar Corporate industry and Structured Finance product group is headed by a member of DBRS Morningstar Management who oversees a team consisting of senior and junior Analytical Personnel. In jurisdictions in which it is required to do so by regulation, DBRS Morningstar rotates membership in its rating teams, which are done gradually and in a manner designed to promote continuity.

(1.15) For DBRS Morningstar to provide timely credit ratings for all rated industry and product sectors, DBRS Morningstar has allocated adequate resources to monitor its ratings, as necessary, on an ongoing basis and update its ratings at least on an annual basis, except for ratings which indicate that they do not entail ongoing monitoring, in accordance with regulatory requirements and DBRS Morningstar policies and procedures. DBRS Morningstar's monitoring of ratings incorporates all cumulative experience obtained and applies changes in ratings criteria and assumptions, where appropriate, to subsequent ratings. Press releases are published when rating actions are taken and, where applicable, rating reports are updated and published.

(1.16) DBRS Morningstar may maintain separate surveillance teams from the analytical teams that are responsible for the initial rating of Structured Finance products. Where separate teams are used, each team maintains a requisite level of expertise and resources to perform their respective functions in a timely manner.

(1.17) DBRS Morningstar has policies and procedures that clearly set forth guidelines for disseminating credit ratings that are the result or subject of credit rating actions and the related reports, and for when a credit rating is discontinued - withdrawn.

(1.18) DBRS Morningstar and its Covered Personnel interact fairly and honestly with rated Issuers, obligors, originators, underwriters, arrangers and users of credit ratings.

(1.19) DBRS Morningstar holds its Analytical Personnel to standards of integrity and seeks to employ only those individuals who meet these standards.

(1.20) DBRS Morningstar does not implicitly or explicitly provide any assurance or guarantee of a particular rating to Issuers, obligors, originators, underwriters, arrangers and users of credit ratings prior to a credit rating. From time to time, DBRS Morningstar may develop a provisional rating for new Issuers, Structured Finance and other transactions, but these ratings are not final. DBRS Morningstar identifies the basis for the provisional rating as well as the fact that the final rating may be different if changed conditions or newly discovered facts warrant.

(1.21) DBRS Morningstar and its Covered Personnel do not make promises or threats about potential credit rating actions to influence rated Issuers, obligors, originators, underwriters, arrangers or users of DBRS Morningstar's credit ratings to pay for credit ratings or other services.

(1.22) DBRS Morningstar, its Covered Personnel and Affiliates do not make proposals or recommendations regarding the activities of rated Issuers, including but not limited to proposals or recommendations about corporate or legal structure, assets, liabilities, activities, business operations, investment plans, lines of financing, business combinations or the design of Structured Finance products.

To produce credit ratings, there may be iterative dialogue and interaction between DBRS Morningstar and one or more of the parties previously noted during the rating process. When rating a Structured Finance transaction, for example, Analytical Personnel are permitted to describe the assumptions and rationales used by DBRS Morningstar to arrive at a ratings decision and explain how such assumptions and rationales apply to the transaction presented. In addition, Analytical Personnel may provide information on the quantitative output of the rating analysis to further explain the applicable rating methodology. During the course of providing any such information, Analytical Personnel do not offer recommendations about potential changes to obtain a desired credit rating.

(1.23) In each jurisdiction that DBRS Morningstar operates, DBRS Morningstar has policies, procedures and controls designed so that Covered Personnel comply with the internal policies, procedures and codes as well as applicable laws and regulations. Among other things, Covered Personnel are required to comply with the Employee Code of Conduct, and to annually certify that they are doing so. Furthermore, as part of the hiring process, new Covered Personnel are required to review the Employee Code of Conduct, to be familiar with all related policies and procedures and to confirm their ability and intent to comply with them. The annual certification also requires Covered Personnel to acknowledge that they have read and understood the Business Code.

DBRS Morningstar has appointed a Global Chief Compliance Officer (GCCO) to oversee and maintain the DBRS Morningstar global compliance program and oversee the development and adequacy of DBRS Morningstar policies, procedures and codes.

The GCCO is supported by Regional Compliance Officers (RCOs) in various jurisdictions. At present, the U.S. RCO serves as the Nationally Recognized Statistical Ratings Organizations (NRSRO) Designated Compliance Officer (DCO). The GCCO reports directly to the Boards of DBRS Morningstar. The compensation of the GCCO and RCOs is not linked to business performance and is reviewed by the Board's Independent Non-Executive Directors (INEDs). The RCOs also have direct access to the Boards.

(1.24) Covered Personnel are expected to promptly report any conduct that they reasonably believe is illegal, unethical or contrary to the Employee Code of Conduct or any DBRS Morningstar policy or procedure to the GCCO or their RCO. DBRS Morningstar allows matters to be reported on a confidential or anonymous basis. In addition to reporting concerns internally, Covered Personnel may also report externally to the appropriate federal, state or local agencies and commissions, including but not limited to the Securities and Exchange Commission through its Whistleblower Program.

DBRS Morningstar prohibits retaliation against any Covered Personnel reporting a breach or complaint, even if turns out that there has been no actual violation. Retaliation would, in itself, be a breach and present grounds for disciplinary action.

2. DBRS Morningstar Independence and Avoidance of Conflicts of Interest

A. GENERAL

(2.1) DBRS Morningstar does not delay or refrain from taking a credit rating action based on the potential effect (economic, political or otherwise) of the action on DBRS Morningstar, an Issuer, obligor, originator, underwriter, arranger, an investor or other market participant.

(2.2) Covered Personnel are required to use care and professional judgment to maintain their own independence and objectivity.

(2.3) The determination of a rating is influenced only by factors relevant to assessing the creditworthiness of the rated Issuer.

(2.4) Ratings that DBRS Morningstar assigns to an Issuer or obligation are not affected by the existence of or potential for a business relationship between DBRS Morningstar and the Issuer, obligor, originator, underwriter, arranger (or its Affiliates) or any other party or the non-existence of such a relationship.

(2.5) DBRS Morningstar is in the credit ratings business and it does not engage in any other businesses that may present a conflict of interest with its credit ratings business. DBRS Morningstar discloses the credit rating, ancillary as well as consulting and advisory services it conducts, if any, on the DBRS Morningstar website.

B. DBRS MORNINGSTAR POLICIES, PROCEDURES, CONTROLS AND DISCLOSURES

(2.6) DBRS Morningstar has adopted written internal policies, procedures and controls to identify and eliminate or manage and disclose, as appropriate, any actual or potential conflicts of interest that may influence the Company's opinions and analyses or the judgment and analyses of an Analytical Person or Rating Committee member. Among other things, these address how the following conflicts can potentially influence DBRS Morningstar credit rating methodologies or credit rating actions:

A. Being paid to issue a credit rating by the rated Issuer or by the obligor, originator, underwriter or arranger of the rated obligation;

B. Being paid by subscribers with a financial interest that could be affected by a DBRS Morningstar credit rating action;

C. Being paid by rated Issuers, obligors, originators, underwriters, arrangers or subscribers for services other than issuing credit ratings or providing access to DBRS Morningstar credit ratings;

D. Providing a preliminary indication or similar indication of credit quality to an Issuer, obligor, originator, underwriter or arranger prior to being hired to determine the final credit rating for the Issuer, obligor, originator, underwriter or arranger; and

E. Having a direct or indirect ownership interest in a rated Issuer, entity or obligor, or having a rated Issuer, or obligor have a direct or indirect ownership interest in DBRS Morningstar.

DBRS Morningstar will not rate an entity that is an Affiliate or Associate of DBRS Morningstar or its Analytical Personnel. In addition, DBRS Morningstar does not permit its Analytical Personnel to participate in or otherwise influence the determination of a credit rating if the Analytical Personnel has an Associate who currently works for the rated entity, its Affiliates or related entities.

DBRS Morningstar will not issue a credit rating if a Covered Person has an actual or potential conflict of interest with an Issuer or rated entity. If the credit rating has already been issued, DBRS Morningstar will publicly disclose in a timely manner that the credit rating may be affected.

(2.7) DBRS Morningstar discloses its actual and potential conflicts of interest (including, but not limited to, those conflicts of interest identified in Principle 2.6 above) in a complete, timely, clear, concise, specific and prominent manner. When the actual or potential conflict of interest is unique or specific to a credit rating action with respect to a particular rated Issuer, such conflict of interest is disclosed in the same form and through the same means as the relevant credit rating action.

(2.8) DBRS Morningstar discloses the general nature of its compensation arrangements with rated Issuers on the DBRS Morningstar website. DBRS Morningstar is prohibited from issuing or maintaining a credit rating solicited by a person (including any single Issuer, originator, arranger, client or subscriber, including affiliates of these entities) from whom, in the most recently ended fiscal year, DBRS Morningstar received net revenue that is equaling or exceeding 10% of DBRS Morningstar's total net annual revenue. DBRS Morningstar currently does not receive more than 10% of its annual revenue from any single Issuer, originator, arranger, client or subscriber, including affiliates of these entities. DBRS Morningstar also complies with specific jurisdictional revenue concentration requirements or limits.

(2.9) DBRS Morningstar supports the requirements for Structured Finance Issuers and originators of Structured Finance products to make all relevant information regarding these products available to investors to conduct their own analyses.

(2.10) DBRS Morningstar does not hold or transact in trading instruments presenting conflicts of interest with DBRS Morningstar rating activities.

(2.11) In instances where rated entities, such as governments, have or are simultaneously pursuing, oversight functions related to DBRS Morningstar, DBRS Morningstar does not use Analytical Personnel to conduct its rating actions who are responsible for interacting with the officials of such rated entities involved in its oversight issues.

C. DBRS MORNINGSTAR ANALYST AND EMPLOYEE INDEPENDENCE

(2.12) Reporting lines for Covered Personnel and their compensation arrangements are structured to eliminate or manage actual and potential conflicts of interest. Analytical Personnel are not compensated or evaluated on the basis of the amount of revenue that DBRS Morningstar derives from Issuers that the Analytical Personnel rate or with which the Analytical Personnel regularly interact.

DBRS Morningstar periodically, as necessary, conducts reviews of compensation policies and practices for its Analytical Personnel to check that these policies and practices do not compromise the objectivity of the rating process.

(2.13) DBRS Morningstar maintains an organizational structure with supporting policies, procedures and internal controls designed to effectuate the separation of its Covered Personnel directly involved in credit rating activities from those who are involved in sales and marketing discussions with Issuers, obligors, originators, underwriters or arrangers who may seek a DBRS Morningstar rating.

Analytical Personnel are prohibited from initiating, arranging, negotiating or participating in discussions involving commercial matters related to selling or marketing of any DBRS Morningstar services. All such sales or marketing activities are required to be conducted by Non-Analytical Personnel who are excluded from credit rating activities.

(2.14) DBRS Morningstar has adopted policies and procedures designed to check that the ratings it issues are free from compromising influences.

If any Analytical Personnel owns Securities of an Issuer (other than as noted in Section 2.15), has a prohibited interest in the Issuer or if any of the other situations described below causes or is perceived to cause a conflict of interest, the Analytical Person will not be permitted to participate in or otherwise influence the determination of the subject rating.

A. Holds or transacts in a trading instrument issued by the rated Issuer or obligor;

B. Holds or transacts in a trading instrument (other than a diversified collective investment scheme) that itself owns an interest in the rated Issuer or obligor, or is a derivative based on a trading instrument issued by the rated Issuer or obligor;

C. Holds or transacts in a trading instrument issued by an affiliate of the rated Issuer or obligor, the ownership of which may cause or may be perceived as causing a conflict of interest;

D. Holds or transacts in a trading instrument issued by a lead underwriter or arranger of the rated Issuer, the ownership of which may cause or may be perceived as causing a conflict of interest;

E. Is currently employed or had a recent employment or other significant business relationship with the Issuer or obligor, or a lead underwriter or arranger of the Issuer that may cause or be perceived as causing a conflict of interest;

F. Is a director of the Issuer or obligor, or lead underwriter or arranger of the Issuer; or

G. Has/had another relationship with or interest in the Issuer or obligor, or lead underwriter or arranger of the Issuer or obligor that may cause or be perceived as causing a conflict of interest.

(2.15) Analytical Personnel and their Immediate Family Members are prohibited from buying, selling or engaging in any transaction in any Securities issued, guaranteed or otherwise supported by any entity rated by DBRS Morningstar within their area of primary responsibility. The Personal Securities Ownership and Trading Global Policy and Procedure as well as the Employee Code of Conduct are designed, together with supporting policies and procedures, to provide guidance to Covered Personnel regarding Securities trading activities to avoid conflicts of interest with DBRS Morningstar credit rating activities.

(2.16) Analytical Personnel and their Immediate Family Members are not permitted to give or accept gifts or entertainment, other than incidentals of nominal value provided as part of a meeting, to or from anyone associated with a customer or prospective customer, or investor or prospective investor in an issuance or entity rated by DBRS Morningstar. Covered Personnel are not permitted to solicit gifts from anyone with whom DBRS Morningstar does ratings-related business or accept gifts in the form of cash or cash equivalents or that may create potential, perceived or actual conflicts of interest.

(2.17) DBRS Morningstar policies and procedures require Covered Personnel to disclose, subject to applicable laws, personal relationships that create the potential for any real or apparent conflict of interest (including, for example, any personal relationship with an employee of a rated Issuer obligor, originator or the lead underwriter or arranger of the rated obligation within his or her area of analytic responsibility).

(2.18) DBRS Morningstar has established policies and procedures regarding situations in which Analytical Personnel leave the employment of DBRS Morningstar and join an entity that they participated in rating; an obligor whose obligation they participated in rating; an originator, underwriter, or arranger with which they had significant dealings as part of his or her duties at DBRS Morningstar and takes actions as needed in accordance with applicable regulatory requirements.

(2.19) Covered Personnel are encouraged to raise any concerns they have and are required to report known or suspected violations of applicable laws, rules or DBRS Morningstar policies and procedures. Covered Personnel can report using any of the options detailed within the How to Report Violations or Get Advice section of the Employee Code of Conduct.

(2.20) Covered Personnel must not bring proprietary or Confidential Information with them when they join DBRS Morningstar. DBRS Morningstar does not tolerate the unauthorized receipt or use of intellectual property or Confidential Information (including plagiarizing the work of others).

3. DBRS Morningstar Responsibilities to the Investing Public and Issuers

A. TRANSPARENCY AND TIMELINESS OF RATINGS DISCLOSURE

(3.1) DBRS Morningstar provides information on the DBRS Morningstar website to assist investors in developing a greater understanding of what a rating is, including the nature and limitations of each rating. DBRS Morningstar does not state or imply that its regulatory authorities endorse DBRS Morningstar credit ratings and does not use its registration status to advertise the quality of DBRS Morningstar credit ratings.

(3.2) DBRS Morningstar publishes on the DBRS Morningstar website sufficient information about its policies, credit ratings, credit rating process and its credit rating Methodologies so that market participants can understand the manner in which DBRS Morningstar determines its ratings. DBRS Morningstar press releases, announcements and invitations to industry forums are disclosed on the DBRS Morningstar website, Bloomberg, Thomson Reuters and other electronic and print services. In addition to the aforementioned disclosed ratings information, DBRS Morningstar also makes rating reports, industry studies, commentaries and securitization servicer reports available to subscribers, which may be free of charge in certain jurisdictions.

(3.3) In accordance with DBRS Morningstar policies, new Methodologies and material changes to existing Methodologies are typically disclosed via press release on the DBRS Morningstar website. Where feasible and appropriate, this disclosure is made before the change takes effect. DBRS Morningstar carefully considers the various uses of its credit ratings before modifying its Methodologies, policies, procedures and processes.

(3.4) DBRS Morningstar discloses the Credit Ratings Global Policy on the DBRS Morningstar website, which addresses the issuance of unsolicited credit ratings.

(3.5) DBRS Morningstar discloses its policies for distributing its credit ratings, reports and updates and for when a credit rating is discontinued - withdrawn. DBRS Morningstar provides rationales to support each rating action.

(3.6) DBRS Morningstar discloses clear definitions of the meaning of each credit rating category in its rating scales, the definition of default and the time horizon DBRS Morningstar uses when making a rating decision. Except as noted in its Credit Ratings Global Policy, DBRS Morningstar credit ratings are monitored on an ongoing basis as new information becomes available.

(3.7) DBRS Morningstar differentiates credit ratings of Structured Finance products from traditional Corporate ratings through the use of a different rating symbol modifier (sf).

The SF modifier indicates that the credit rating is for a Structured Finance product and does not change the meaning or definition of the credit rating in any other way and does not change the risk of the particular Structured Finance product. DBRS Morningstar clearly defines and consistently applies its rating symbols.

(3.8) DBRS Morningstar is transparent about the manner in which each credit rating is determined.

(3.9) In accordance with the Company's credit rating policies and procedures, prior to issuing or revising a credit rating, DBRS Morningstar, where feasible or appropriate and in accordance with jurisdictional requirements, informs the Issuer or obligor or arranger of the rated obligation of the information and principal considerations upon which the intended rating action is based and provides the Issuer, obligor or arranger with an opportunity to review for factual accuracy and inclusion for Material Non-Public Information (MNPI). Analytical Personnel evaluate these clarifications and all relevant information. If the Issuer takes exception to the credit rating, DBRS Morningstar is generally prepared to consider an appeal where the Issuer, obligor or arranger provides material new information to DBRS Morningstar. DBRS Morningstar considers credit rating appeals on a case-by-case basis. DBRS Morningstar defers issuing the press release and any related report pending disposition of the appeal request and resolution of the appeal, as applicable.

(3.10) When DBRS Morningstar publicly discloses or distributes to its subscribers a credit rating that is the result or subject of the credit rating action, it does so as soon as is practicable after taking the credit rating action, subject to jurisdictional regulatory requirements.

(3.11) Except for private credit ratings and credit ratings for certain private placement transactions provided only to the Issuer, DBRS Morningstar discloses to the public, on a non-selective basis and at no cost, any credit rating regarding publicly issued Securities or Issuers as well as any subsequent decisions to discontinue such a credit rating.

(3.12) The solicitation status of DBRS Morningstar credit ratings is set at the issuer or transaction level, as applicable. Accordingly, the solicitation status of all DBRS Morningstar credit ratings associated with a particular issuer or a transaction would typically be the same.

With respect to credit ratings issued by a DBRS Morningstar entity located in the United States and Canada, DBRS Morningstar unsolicited credit ratings are ratings that are not initiated at the request of the Issuer, rated entity or other third party and are assigned without participation by the Issuer, rated entity or other third party. As such, DBRS, Inc. and DBRS Limited do not issue "unsolicited-participating" credit ratings. For each credit rating, DBRS Morningstar discloses whether the Issuer, rated entity or other third party participated in the rating process and whether DBRS Morningstar had access to the accounts and other relevant internal documents of the Issuer, rated entity or other third party. Each credit rating not initiated at the request of the Issuer, rated entity or other third party is identified as such.

With respect to credit ratings issued by a DBRS Morningstar entity located in the Europe, DBRS Morningstar unsolicited credit ratings are ratings that are not requested by the Issuer, rated entity or a related third party. A related third party is a party that is interacting with DBRS Morningstar on behalf of a rated entity and could include, among others, an originator, arranger or sponsor; participation by the Issuer and access to their accounts is a separate disclosure. For each unsolicited credit rating in Europe, DBRS Morningstar discloses whether the Issuer, rated entity or a related third party participated in the rating process and whether DBRS Morningstar had access to the accounts and other relevant internal documents of the Issuer, rated entity or related third party.

DBRS Morningstar provides the required disclosures in respect of each unsolicited public credit rating in the relevant press release, presale report and/or rating report. DBRS Morningstar also identifies and maintains records of its unsolicited credit ratings.

(3.13) DBRS Morningstar clearly indicates the attributes and limitations of each credit rating as well as the extent to which DBRS Morningstar verifies information provided to it by the rated Issuer or the obligor, or originator, or the underwriter, or arranger of the rated obligation. For example, if the credit rating involves a type of entity or obligation for which there is limited historical data, DBRS Morningstar discloses its presence and the manner in which it may limit the credit rating.

(3.14) For each of its public credit ratings, DBRS Morningstar indicates when the credit rating was last updated. DBRS Morningstar references the last rating report and/or press release date, the principal Methodology(ies) and other Methodology(ies), as applicable, which were used in determining the credit rating(s) in its press releases. Further, the other Methodologies used may either be referenced as related research in the principal Methodology and/or listed in the ratings press release(s). These can be found on the DBRS Morningstar website under "Methodologies & Criteria."

Where the credit rating is based on more than one Methodology or where a review of only the principal Methodology was used, DBRS Morningstar explains the manner in which the different credit rating Methodologies and other important aspects factored into the credit rating decision in the credit rating press release and/or rating report in line with applicable regulatory requirements.

DBRS Morningstar publishes the applicable rating disclosures as required by each jurisdiction in its ratings press releases and/or rating reports.

(3.15) Generally, when DBRS Morningstar issues a public credit rating on a Structured Finance product, DBRS Morningstar provides sufficient information about its loss and cash flow analysis in its disclosure to assist investors in their review of DBRS Morningstar analysis and credit ratings. DBRS Morningstar also analyzes the sensitivity of a Structured Finance product credit rating to changes in the underlying rating assumptions and discloses the risk sensitivities as appropriate.

(3.16) When issuing or revising a credit rating, where applicable, DBRS Morningstar explains in its announcement and/or report the key assumptions and data underlying the credit rating, including financial statement adjustments that deviate materially from those contained in the published financial statements of the Issuer.

(3.17) DBRS Morningstar publicly announces when it has discontinued a credit rating on an Issuer, security or obligation, which indicates the date the credit rating was last updated and the reasons for the decision to discontinue the credit rating, with the exception of Discontinued – Repaid credit ratings, which do not require a press release. Accordingly, in cases when DBRS Morningstar discontinues monitoring a credit rating for a rated Issuer, DBRS Morningstar either discontinues – withdraws the credit rating or discloses such discontinuation as soon as practicable.

(3.18) To promote transparency and to enable the market to best judge the performance of the credit ratings, DBRS Morningstar, where possible, publishes sufficient information about the historical default rates of DBRS Morningstar credit rating categories and whether the default rates of these categories have changed over time. This allows interested parties to understand the historical performance of each category and if and how credit rating categories have changed. The statistics enable the market to draw quality comparisons among credit ratings issued by different credit rating agencies. DBRS Morningstar publishes default and transition studies on an annual basis at a minimum. These studies include verifiable, quantifiable historical information about the performance of DBRS Morningstar credit rating opinions, organized, structured and, where possible, standardized in such a way to assist investors in drawing performance comparisons among different credit rating agencies. If the nature of the credit rating or other circumstances make a historical default rate inappropriate, statistically invalid or otherwise likely to mislead the users of the credit rating, DBRS Morningstar would explain this**.**

B. THE TREATMENT OF CONFIDENTIAL INFORMATION

(3.19) DBRS Morningstar has adopted procedures and mechanisms to protect the Confidential Information and/or MNPI, including that received from a rated Issuer, obligor, or originator, or the underwriter, or arranger of a rated obligation. Unless otherwise permitted by the Issuer, DBRS Morningstar and its Covered Personnel refrain from disclosing Confidential Information in press releases, research conferences or in conversations with investors, other Issuers or any other persons.

Notwithstanding the foregoing, DBRS Morningstar and its Covered Personnel:

A. Do not use or disclose Confidential Information and/or MNPI for any purpose unrelated to DBRS Morningstar's credit rating activities, including disclosing such information to other Covered Personnel where the disclosure is not necessary in connection with DBRS Morningstar's credit rating activities, unless disclosure is required by applicable law or regulation;

B. Take reasonable steps to protect Confidential Information and/or MNPI from fraud, theft, misuse or inadvertent disclosure;

C. Do not use or disclose Confidential Information received from a rated Issuer in violation of the terms of any applicable agreement or mutual understanding. DBRS Morningstar keeps the information confidential, unless disclosure is required by applicable law or regulation; or

D. Do not selectively disclose information about a pending credit rating action, except to the rated Issuer or as required by applicable law or regulation.

(3.20) DBRS Morningstar has adopted policies, procedures and controls designed to prevent violations of applicable laws and regulation governing the treatment and use of Confidential Information and/or MNPI.

(3.21) DBRS Morningstar prohibits its Covered Personnel from engaging in transactions in Securities when they possess Confidential Information about the Issuer of such Securities. Covered Personnel should not share Confidential Information for the purpose of trading Securities or for any other purpose, except in the conduct of the DBRS Morningstar ratings business. Covered Personnel are required to comply with the Company's personal securities ownership and trading policies and procedures as well as to periodically certify their compliance with the same as part of the annual statement of understanding.

4. Governance, Risk Management and Employee Training

(4.1) DBRS Morningstar has established a Board of Directors for each jurisdiction in which it operates (DBRS Morningstar Boards). Among other accountabilities, the DBRS Morningstar Boards are required to monitor the development of credit policy and Methodologies, the effectiveness of the internal control system, the effectiveness of conflicts of interest measures and compliance and governance processes as well as adherence to the Business Code. In addition to DBRS Morningstar executive management directors, the DBRS Morningstar Boards include INEDs. The composition of the DBRS Morningstar Boards is driven by jurisdictional regulatory requirements; however, all INEDs must maintain their independence of analysis, decision and action in all circumstances and are subject to DBRS Morningstar's policies regarding conflicts of interest.

DBRS Morningstar does not issue a credit rating unless a majority of the members of the DBRS Morningstar Boards, including its independent directors, have what a reasonable person would consider to be sufficient expertise in financial services to fully understand and properly oversee the business activities of DBRS Morningstar. In addition, at least one independent member and one other member possesses, using a reasonable person's standard, senior-level in-depth knowledge and experience regarding the Structured Finance product.

DBRS Morningstar does not issue a credit rating if a member of it DBRS Morningstar Boards participated in any deliberation involving a specific rating in which the member has a financial interest in the outcome of the rating.

DBRS Morningstar compensates the independent members of the DBRS Morningstar Boards through a flat annual fee. Accordingly, their compensation is not linked to the business performance of DBRS Morningstar or its Affiliates.

As part of its governance structure, DBRS Morningstar has also implemented a global Policy Review Group to review and approve all new and revised DBRS Morningstar ratings and compliance policies and procedures.

(4.2) DBRS Morningstar has established a global risk management function that is responsible for the development, implementation and ongoing management of the Group Risk Management Policy and Risk Management Framework. This function uses a systematic and disciplined approach to the identification, assessment, mitigation, monitoring and reporting of risks. The function makes periodic reports to the DBRS Morningstar Boards and senior management to assist them in assessing the adequacy of the policies, procedures and controls that DBRS Morningstar established to manage risk, including the policies, procedures and controls specified in the IOSCO Code.

DBRS Morningstar has designed and implemented administrative and accounting procedures, internal control mechanisms, procedures for risk assessment and control as well as safeguard arrangements for information processing systems (mechanisms). DBRS Morningstar monitors and evaluates the adequacy and effectiveness of these mechanisms on a regular basis and takes appropriate measures to address any deficiencies.

DBRS Morningstar has implemented and maintains a decision-making approach and an organizational structure with clear reporting lines, functions and responsibilities.

DBRS Morningstar does not outsource activities if doing so materially impairs the effectiveness of its internal controls or the ability of a regulatory authority to conduct compliance reviews of DBRS Morningstar's compliance with applicable legislation or its code of conduct. DBRS Morningstar does not outsource the functions or duties of its compliance officer.

(4.3) DBRS Morningstar provides formal ongoing training to Covered Personnel at regular time intervals. The subject matter covered by training is relevant to their responsibilities and covers, as applicable; the DBRS Morningstar codes of conduct; credit rating Methodologies; DBRS Morningstar's policies, procedures and controls for managing conflicts of interest and governing the holding and transacting in trading instruments; and DBRS Morningstar's policies and procedures for handling Confidential Information and/or MNPI.

5. Enforcement and Disclosure of the Code and Communication with Market Participants

(5.1) DBRS Morningstar disclosures are, to the best of its knowledge, complete, fair, accurate, timely and understandable to investors and other users of credit ratings.

(5.2) The Business Code has been drafted in accordance with the IOSCO Code. In the case of Section 2.9, DBRS Morningstar supports a Structured Finance Issuer disclosure regime; however, DBRS Morningstar does not disclose in its rating announcements the extent to which the Issuer complies with its disclosure obligations as DBRS Morningstar believes that it is the obligation of the Issuer to provide this information. DBRS Morningstar believes that this modified provision achieves the objectives contained in the IOSCO Code and the principles that underlie it. In the case of Section 3.11, DBRS Morningstar does not publicly disclose private credit rating actions, which is a departure from the IOSCO Code disclosure requirements.

The GCCO and RCOs are responsible for the oversight of DBRS Morningstar compliance with the Business Code and the compliance of Covered Personnel with the Employee Code of Conduct. DBRS Morningstar discloses any material modifications made to this Business Code or how it is implemented and enforced on a timely basis.

(5.3) The GCCO is charged with communicating with market participants and the public regarding any complaints that DBRS Morningstar may receive. Contact details for the GCCO are included in Appendix II to the Business Code.

(5.4) The Business Code, Methodologies, historical performance data and any other disclosures, as applicable, are all publicly and prominently available free of charge on the DBRS Morningstar website.

Appendix I: Definitions

ANALYTICAL PERSONNEL

Analytical Personnel (singular, Analytical Person or analyst) means Covered Personnel who participate in the determination, approval, monitoring, or discontinuation of credit ratings or who participate in the development, review, approval, or discontinuation/withdrawal of Methodologies used in determining credit ratings.

AFFILIATE

An Affiliate means an entity that directly or indirectly controls, is controlled by or is under common control with another entity.

ASSOCIATE

Where used to indicate a relationship with DBRS Morningstar or an Analytical Person, Associate means,

A. Any company of which DBRS Morningstar or an Analytical Person beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of the company for the time being outstanding,

B. Any partner of DBRS Morningstar or an Analytical Person,

C. Any trust or estate in which an Analytical Person has a substantial beneficial interest or as to which he or she serves as trustee or in a similar capacity, or

D. Any immediate family member of an Analytical Person who resides in the same home as that person.

CONFIDENTIAL INFORMATION

DBRS Morningstar defines Confidential Information to include:

A. Data and information DBRS Morningstar receives from or on behalf of an issuer or entity in connection with DBRS Morningstar's business which DBRS Morningstar knows, or should reasonably know, is information confidential to the issuer, entity or agent. This does not include data or information that: (i) was previously known to DBRS Morningstar through independent sources; (ii) was lawfully received from a third party without an obligation of confidence; (iii) was in, or has become part of, the public domain; (iv) has been publicly released by the issuer, entity and/or its authorized agent on a prior basis; or (v) is required to be released or disclosed by law.

B. Data and information with respect to a pending DBRS Morningstar credit opinions that has not yet been publicly disclosed.

C. Confidential Information further includes MNPI.

COVERED PERSONNEL

Covered Personnel means (i) DBRS Morningstar Credit Personnel; and (ii) any Morningstar employee as designated by the DBRS Morningstar Compliance Department.

CREDIT PERSONNEL

Credit Personnel means (i) all full-time or part-time DBRS Morningstar employees, interns, co-ops, contractors and consultants (this includes Analytical Personnel and Non-Analytical Personnel, which includes Business Development Personnel); and (ii) all full-time or part-time Morningstar

India Pvt Ltd (Morningstar India) employees, interns, co-ops, contractors and consultants who provide services to DBRS Morningstar pursuant to the outsourcing services agreement between DBRS Morningstar entities and Morningstar India.

DBRS MORNINGSTAR MANAGEMENT
DBRS Morningstar Management means those Covered Personnel who have personnel management responsibilities and/or have significant accountabilities and impact on DBRS Morningstar business. Certain DBRS Morningstar Management are also DBRS Morningstar officers and directors.

IMMEDIATE FAMILY MEMBER
Immediate Family Member means the spouse, domestic partner, child or other relative or person living with or financially dependent on an Analytical Person.

ISSUER
Issuer means an entity that issues debt, debt-like securities or a credit commitment or an obligation. For the purposes of this definition, "Entity" as defined by the IOSCO Code means a government; political subdivision, agency or instrumentality of a government; or a company, corporation, partnership, trust, estate or association and "Obligation" as defined by the IOSCO Code means a trading instrument, credit commitment, loan or other similar product or transaction that has inherent credit risk.

MATERIAL NON-PUBLIC INFORMATION (MNPI)
DBRS Morningstar defines MNPI as information that has not been disclosed in such a way as to achieve a broad dissemination to the investing public generally, and:

A. If it were publicly known, that information would or would reasonably be expected to result in a significant change in the market price or value of a traded Security; or
B. There is a substantial likelihood that a reasonable investor would consider that information important in making an investment decision.

NON-ANALYTICAL PERSONNEL
Non-Analytical Personnel means all Covered Personnel not categorized as Analytical Personnel.

RATING COMMITTEE
Rating Committee means the body that determines and approves rating decisions and actions on behalf of DBRS Morningstar. Rating Committees are composed of Analytical Personnel who have the appropriate knowledge and experience in developing a rating opinion for the type of rating being considered and are composed of a quorum of voting members in accordance with the Company's established policies and procedures. There are separate Rating Committees for Corporate and Structured Finance.

SECURITIES
Securities are any non-deposit financial instrument that is, or is derived from, any equity or fixed-income security. This includes, but is not limited to: stocks, bonds, debentures, options, equity securities, convertible securities, warrants, derivative instruments (including swaps, commodities and futures based on or linked to equity or fixed-income securities), notes, collective investment schemes, fixed annuities, variable annuities, open- or closed-end mutual funds, Exchange Traded Funds (ETFs) and Unit Investment Trusts (UITs).

Appendix II: Reporting Complaints Regarding DBRS Morningstar — Submissions by Non-Employees

DBRS Morningstar has established a procedure so that any complaints received from external parties regarding credit ratings opinions, Methodologies and its adherence to securities laws, rating and compliance policies and procedures are subject to standard intake, evaluation and remediation processes.

Anyone may report a complaint regarding DBRS Morningstar or tips alleging a violation of legal or regulatory obligations directed to the GCCO of DBRS Morningstar in writing, as follows:

DBRS Morningstar Global Chief Compliance Officer
140 Broadway, 43rd floor
New York, New York 10005
United States
creditcompliance@dbrsmorningstar.com

Complaints may also be submitted to Morningstar, Inc., via the website (www.integrity-helpline.com/morn.jsp) or the Ethics hotline (800-555-8316).

The GCCO directs any complaint(s)to the NRSRO DCO, if the DCO is not the current GCCO.

Complaints may be made on a confidential or anonymous basis. Complaints will be investigated according to the Company's standard procedures and a written response will be provided in due course, in cases where the identity of the complainant has been provided.

Tips alleging that an Issuer of Securities rated by DBRS Morningstar has committed or is committing a material violation of the law may be referred to an appropriate law enforcement or regulatory body as required by statute.

Covered Personnel who are the direct recipients of external complaints are required to immediately forward the details of the complaint and the complainant's contact information to the GCCO.

Canada
DBRS Limited (Headquarters)
DBRS Tower
181 University Avenue, Suite 700
Toronto, ON M5H 3M7
Tel. +1 416 593-5577
Fax +1 416 593-8432
Email: info@dbrsmorningstar.com

United States
DBRS, Inc.
22 W. Washington St.
Chicago, IL 60602
Tel. +1 312 332-3429
Fax +1 312 332-3492

DBRS, Inc.
4 World Trade Center, 48th Floor
150 Greenwich Street
New York, NY 10007
Tel. +1 646 560-4556

DBRS, Inc.
140 Broadway, 43rd Floor
New York, NY 10005
Tel. +1 212 806-3277
Fax +1 212 806-3201

DBRS, Inc.
100 First Stamford Place
Bldg 100 2 West
Stamford, CT 06902
Tel. +1 203 883-5877
Fax +1 203 614-1396

Europe
DBRS Ratings Limited
20 Fenchurch Street
31st Floor
London EC3M 3BY
Tel. +44 (0) 20 7855 6600
Fax +44 (0) 20 3137 5129

DBRS Ratings GmbH
Neue Mainzer Straße 75
60311 Frankfurt am Main
Germany
Tel. +49 (69) 8088 3500

DBRS Ratings GmbH, Sucursal en España
Paseo de la Castellana, 81
Floors 26 & 27
28046 Madrid
Spain
Tel. +34 (91) 903 6500

About DBRS Morningstar

DBRS Morningstar is a full-service global credit ratings business with approximately 700 employees around the world. We're a market leader in Canada, and in multiple asset classes across the U.S. and Europe.

We rate more than 3,000 issuers and nearly 60,000 securities worldwide, providing independent credit ratings for financial institutions, corporate and sovereign entities, and structured finance products and instruments. Market innovators choose to work with us because of our agility, transparency, and tech-forward approach.

DBRS Morningstar is empowering investor success as the go-to source for independent credit ratings. And we are bringing transparency, responsiveness, and leading-edge technology to the industry.

That's why DBRS Morningstar is the next generation of credit ratings.

Learn more at dbrsmorningstar.com.


MORNINGSTAR
DBRS

The DBRS Morningstar group of companies consists of DBRS, Inc. (Delaware, U.S.)(NRSRO, DRO affiliate); DBRS Limited (Ontario, Canada)(DRO, NRSRO affiliate); DBRS Ratings GmbH (Frankfurt, Germany)(EU CRA, NRSRO affiliate, DRO affiliate); and DBRS Ratings Limited (England and Wales) (UK CRA, NRSRO affiliate, DRO affiliate). DBRS Morningstar does not hold an Australian financial services license. DBRS Morningstar credit ratings, and other types of credit opinions and reports, are not intended for Australian residents or entities. DBRS Morningstar does not authorize their distribution to Australian resident individuals or entities, and accepts no responsibility or liability whatsoever for the actions of third parties in this respect. For more information on regulatory registrations, recognitions and approvals of the DBRS Morningstar group of companies, please see: https://www.dbrsmorningstar.com/research/225752/highlights.pdf.

The DBRS Morningstar group of companies are wholly-owned subsidiaries of Morningstar, Inc.

Document Control Number
20221021-060



CONFLICTS OF INTEREST GLOBAL POLICY

Effective Date: **March 31, 2022**
Owner: **Global Compliance**
Applies to: **All DBRS Morningstar Covered Personnel**

I. Purpose and Scope

DBRS Morningstar has established this Conflicts of Interest Global Policy ("Policy") to address and manage conflicts of interest that may arise in its credit rating activities. This Policy applies to all Covered Personnel. Capitalized terms are defined within the Glossary.

II. Policy

DBRS Morningstar issues credit ratings that are based solely on an independent evaluation of the credit risk and merits of the rated entity, issuer, asset pool, security or instrument. DBRS Morningstar recognizes the importance of its Analytical Personnel's objectivity and independence with respect to its credit rating activities. DBRS Morningstar also acknowledges the potential and perceived conflicts of interest arising from payments that it may receive for its credit ratings, subscriptions, or other products and services, and the associations and interactions that DBRS Morningstar or Covered Personnel may have with certain Market Participants or parties acting on behalf of Market Participants.

Accordingly, DBRS Morningstar maintains policies, procedures, and other internal controls to identify, address and manage conflicts of interest, whether they are actual, potential or perceived. DBRS Morningstar addresses conflicts of interest by eliminating prohibited conflicts and by managing and disclosing conflicts that are not prohibited.

III. Related Policies and Procedures that Address Conflicts of Interest

1. Analyst Rotation Global Policy
2. Analyst Rotation Global Procedure
3. Anti-Bribery and Corruption Global Policy
4. Anti-Bribery and Corruption Global Procedure
5. Avoidance of Conflicts of Interest Relating to Certain Directors Global Procedure
6. Avoidance of Conflicts of Interest Relating to Morningstar and Morningstar Shareholders Global Procedure
7. Business Code of Conduct
8. Corporate and Structured Finance Rating Committee Global Policy
9. Corporate Finance Rating Committee Global Procedure
10. Employee Code of Conduct
11. Escalation Protocols Global Procedure
12. Look Back Review Global Procedure

13. Media Relations Global Procedure
14. Outside Business Interests Global Procedure
15. Personal Securities Ownership and Trading Global Policy
16. Personal Securities Ownership and Trading Global Procedure
17. Reporting Complaints Global Procedure
18. Sales or Marketing, Fee Discussions, Gifts, Benefits and Entertainment Global Procedure
19. Separation from Morningstar Global Policy
20. Structured and Corporate Finance Structuring Prohibition Global Policy
21. Structured and Corporate Finance Structuring Prohibition Global Guidance
22. Structured Finance and Corporate Finance Pricing Global Procedure
23. Structured Finance and Covered Bonds Rating Committee Global Procedure



CORPORATE AND STRUCTURED FINANCE RATING COMMITTEE GLOBAL POLICY

Effective Date: **October 1, 2022**
Owner: **Global Corporate Finance and Global Structured Finance**
Applies to: **All DBRS Morningstar Covered Personnel**

I. Purpose and Scope

All DBRS Morningstar credit ratings and rating actions for both Corporate and Structured Finance ratings are determined by rating committees. As such, the Corporate and Structured Finance Rating Committee Global Policy ("Policy") defines when and how rating committees are primarily used to make credit rating decisions.

This Policy applies to all Corporate Finance and Structured Finance rating actions, globally, and should be read and applied in conjunction with any related rating committee policies, procedures and templates in effect.

II. Rating Committee Overview

Rating committees:

1. Provide credit rating decisions that are a reflection of DBRS Morningstar opinion, rather than the view of an individual analyst or analysts;
2. Make credit rating decisions that are based on sufficient information, incorporate both global and local considerations, and apply approved Methodologies;
3. Provide a checkpoint for actual and perceived conflicts of interest among analysts; and
4. Standardize the rules, procedures and documentation processes to drive efficiency and adherence with respect to credit rating decisions.

III. Rating Committee Structure

Rating committees have member composition requirements, as outlined in the Corporate Finance and Structured Finance Rating Committee Global Procedures, respectively, which are dependent upon a number of factors, including, but not limited to: the nature of the issue or rating action under consideration, the corporate industry sector, and the type of Structured Finance transaction. All rating committees are comprised of experienced and knowledgeable Analytical Personnel. Rating committees typically meet on an 'as-needed' basis, such as when new credit rating coverage is initiated, as rating actions may be warranted.

Rating committees observe a broad range of DBRS Morningstar procedural requirements, which include, but are not limited to the following matters:

1. Accountabilities;
2. Attendance and participation;
3. Quorum;
4. Rating committee chair;
5. Voting;
6. Recording of minutes;
7. Adjourning and/or reconvening of meeting; and
8. Rating committee appeals.



CORPORATE FINANCE RATINGS SURVEILLANCE GLOBAL POLICY

Effective Date: April 1, 2021
Owner: Global Corporate Finance
Applies to: All DBRS Morningstar Corporate Finance Analytical Personnel

I. Purpose and Scope

DBRS Morningstar performs surveillance so that DBRS Morningstar rating opinions remain current. As such, DBRS Morningstar has developed this Corporate Finance Ratings Surveillance Global Policy ("Policy") so that all outstanding Corporate, Financial Institutions and Sovereign ("Corporate Finance") ratings are monitored on an ongoing basis. This Policy applies to all DBRS Morningstar Corporate Finance Analytical Personnel globally and should be read in conjunction with any applicable surveillance and rating methodologies.

II. Policy Statements

A. Surveillance Activities

In accordance with DBRS Morningstar methodologies, surveillance activities are generally conducted by lead and rating analysts.

Issuers or their representatives are expected to supply data and information over the life of the rating(s). The maintenance of a rating is conditional upon the on-going timely receipt of this data and/or information, which may be obtained from sources believed to be reliable as part of the surveillance process. DBRS Morningstar does not audit or independently verify the data or information it receives in connection with the rating process.

In accordance with applicable regulations, DBRS Morningstar updates its outstanding ratings on at least an annual basis[1]. Surveillance activities that result in a rating action being taken on a public rating are published on dbrsmorningstar.com in accordance with the Issuing Press Releases Global Procedure.

B. Unsolicited Ratings

Unsolicited ratings are only assigned when sufficient public information is available to support the analysis and monitoring of the rating on an ongoing basis. Unsolicited ratings are monitored in the same way as a solicited rating based on the availability of public data. Refer to the Credit Ratings Global Policy for more information.

[1] Certain factors may delay this timing including issuer-related reasons, which are beyond the control of DBRS Morningstar. In these cases, DBRS Morningstar seeks a timely resolution of the delay. To the extent that the review cannot take place within the annual review timeline for a credit rating(s), an exemption with a rationale for it is requested from the Regional Compliance Officer via email. Email requests and approvals are deemed one-time in nature and are recorded and maintained by Compliance in exception logs. DBRS Morningstar also reserves the right to discontinue ratings at our discretion.



CREDIT RATING, ANCILLARY AND CONSULTING SERVICES GLOBAL POLICY

Effective Date: **April 1, 2021**
Owner: **Global Corporate Finance and Global Structured Finance**
Applies to: **All DBRS Morningstar Covered Personnel**

I. Purpose and Scope

The Credit Rating, Ancillary and Consulting Services Global Policy ("Policy") defines the types of services offered by DBRS Morningstar and applies to all jurisdictions in which DBRS Morningstar operates. This Policy should be read in conjunction with all related policies and procedures in effect.

II. Credit Rating Services

DBRS Morningstar provides independent credit ratings services for financial institutions, corporate and sovereign entities ("Corporate Finance") and structured finance ("Structured Finance") products and instruments, which include, but are not limited to: issuing and monitoring public and private credit ratings; conducting credit related assessments; conducting evaluations of originators, servicers and other relevant parties; preparing ratings related research such as press releases, pre-sale reports, rating reports, and surveillance reports; publishing rating methodologies and other similar reports; selling subscriptions to credit ratings and certain research products, data and/or information.

For further information on DBRS Morningstar credit ratings services, please refer to Rating Policies on dbrsmorningstar.com.

III. Ancillary Services

DBRS Morningstar does not currently provide ancillary services. DBRS Morningstar considers ancillary services to be services that are not part of the credit rating activities.

IV. Consulting or Advisory Services

DBRS Morningstar does not provide consulting or advisory services. DBRS Morningstar considers consulting or advisory services to be services that generally involve providing advice and/or making proposals or recommendations to an issuer, arranger, underwriter or other third parties and would include providing advice in respect of the design of securitization transactions or corporate structures to achieve a particular rating.



CREDIT RATING APPEAL GLOBAL POLICY

Effective Date: **November 6, 2020**
Owner: **Global Structured Finance and Global Corporate Finance**
Applies to: **All DBRS Morningstar Covered Personnel**

I. Purpose and Scope

DBRS Morningstar has developed the Credit Rating Appeal Global Policy ("Policy") to establish the parameters for how DBRS Morningstar handles requests for credit ratings appeals made by an issuer. This Policy is applicable to all Covered Personnel across all jurisdictions in which DBRS Morningstar operates.

II. Credit Rating Appeals

An issuer or any entity related to the issuer that requests a credit rating may request an appeal of a credit rating action before it is published when material new data or information is provided.

Credit rating appeals are considered by DBRS on a case by case basis. DBRS Morningstar defers issuing the press release and any related report pending disposition of the appeal request and resolution of the appeal, as applicable.



CREDIT RATINGS GLOBAL POLICY

Effective Date: **September 15, 2022**
Owner: **Global Structured Finance and Global Corporate Finance**
Applies to: **All DBRS Morningstar Covered Personnel**

I. Purpose and Scope

DBRS Morningstar has developed the Credit Ratings Global Policy ("Policy") to define the principles for, and types of, credit ratings that DBRS Morningstar produces and the manner in which DBRS Morningstar assigns and monitors credit ratings globally in accordance with applicable regulations and policies and procedures. This Policy is applicable to all DBRS Morningstar Covered Personnel across all jurisdictions in which DBRS Morningstar operates. Terms capitalized throughout the Policy are defined herein or in the Glossary.

II. Underlying Principles and Limitations to the Use of a Credit Rating

A. What Is a Credit Rating?

Credit ratings are forward looking opinions about credit risk which reflect the creditworthiness of an issuer, rated entity, security, and/or obligation. Credit ratings are not statements of fact. While historical statistics, performance, and expert opinion (on, e.g., financial statements or legal matters) can be important considerations, credit ratings are not based solely on such; they include subjective considerations and involve expectations for future performance or events that cannot be guaranteed. As such, and to the extent that future events and economic conditions do not match expectations, credit ratings assigned to issuers, entities, securities, and/or obligations can change. Credit ratings are also based on approved and applicable Methodologies, which are periodically updated and when material[1] changes are deemed necessary, which may also lead to changes in rating.

Credit ratings typically provide an opinion on the risk that an issuer will fail to satisfy the financial obligations in accordance with the terms under which an obligation was issued. In some cases, credit ratings may also include consideration for the relative ranking of claims and recovery, should default occur. Credit ratings are meant to provide opinions on relative measures of risk and are not based on expectations of any specific default probability, nor are they meant to predict such.

DBRS Morningstar does not provide investment advice and a DBRS Morningstar credit rating is not a buy, sell, or hold recommendation. Credit ratings address only credit risk, which is one element in an investor's decision making process, and not any non-credit risks that may be relevant to investors (including, without limitation, any accounting, change in law or regulatory risk). Credit ratings make no assessment of the appropriateness of ownership for a given investor within their investment objectives. Specifically, investors may have an interest in areas outside the bounds of credit risk, such

[1] In some cases, non-material changes may also lead to changes in credit ratings.



as the level of market prices, tax related issues, or investment losses that could result from market-related or other changes, some of which could be unforeseeable. The data and information on which DBRS Morningstar bases its opinions is not audited or verified by DBRS Morningstar, although, DBRS Morningstar conducts a reasonableness review of information received and relied upon in accordance with its Methodologies and policies.

DBRS Morningstar is not an investment advisor. DBRS Morningstar does not provide investment, financial or other advice. No credit rating or rating action shall constitute or be construed or represented as: (i) financial, investment, tax, legal or other advice, or (ii) a solicitation, recommendation, endorsement or offer to buy, hold, or sell any security, other investment or financial instrument, or to make any investment, financial or other decision.

DRBS Morningstar uses rating symbols as a concise method of expressing its opinion to the market, but there are a limited number of rating categories for the possible slight risk differentials that exist across the rating spectrum and DBRS Morningstar does not assert that credit ratings in the same category are of "exactly" the same quality.

Investors should also be aware of the additional value that may be provided by Under Review statuses, Rating Trends and the comments and opinions referenced in DBRS Morningstar press releases, rating reports and other publications and/or other information posted to dbrsmorningstar.com.

B. Credit Rating Scales

DBRS Morningstar uses rating scales to assign and monitor credit ratings. From time to time, rating scales may be retired or new rating scales introduced. Currently, ratings scales used by DBRS Morningstar include: 1.) commercial paper and short-term debt rating scale, 2.) long-term obligations rating scale (including bonds), 3.) preferred share rating scale (Canadian scale only), 4.) credit fund rating scale, 5.) national scale credit ratings, 6.) financial strength rating scale, and 7.) expected loss rating scale. Refer to dbrsmorningstar.com for the most current rating scales in effect.

C. Rating Philosophy and Principles

1. Rating Through the Cycle Philosophy

   Credit ratings provide forward looking assessments of the credit quality of an issuer or debt obligation. DBRS Morningstar takes a longer-term "rating through the cycle" view of an issuer or debt obligation that seeks to look through the current phase of economic cycles in assessing the longer run performance of an issuer and avoid changing ratings with each phase of an economic cycle. Consequently, credit rating changes are more likely to occur when it is clear that a structural change in the economy has occurred impacting certain issuers or the phase of the cycle has revealed weaknesses or strengths in the creditworthiness of an issuer.

   When considering this philosophy, DBRS Morningstar notes that: 1.) even a "normal" cycle may cause different levels of stress for some industries, regions or issuers or reveal weaknesses that were not apparent until the down phase of a cycle, and the issuer itself may make decisions that alter its ability to deal with a "normal" cycle; and 2.) the level of the issuer's credit rating itself is a consideration. In particular, non-investment grade issuers will often display more volatile



results and by definition, are not expected to have the same level of strength to deal with economic downturns as would an investment grade issuer. All things being equal, one should thus expect the rating through the cycle philosophy to be less of a factor as one moves down the DBRS Morningstar credit rating scale.

2. Hierarchy Principle
   When rating long-term debt instruments, DBRS Morningstar considers the ranking of each instrument class relative to adjacent instrument classes and to the issuer's debt structure to determine whether rating distinctions are warranted, noting that the starting point for such ranking is typically the issuer rating or the most senior level of debt instrument.

   When issuers have classes of debt instruments that do not rank equally, in most cases, lower ranking classes of instruments receive a lower DBRS Morningstar credit rating in relation to the that of the most senior debt instrument class or issuer, subject to certain exceptions. With respect to investment grade corporate credit ratings (excluding credit ratings for the financial institutions and sovereigns sectors), DBRS Morningstar generally assigns a credit rating that is one notch[2] lower for each successive level of subordination. The issuer credit rating typically remains unchanged.

   Where the outstanding amount owing in a senior debt instrument class is low relative to an issuer's overall debt burden, and DBRS Morningstar has a degree of comfort that the issuer will not be increasing the outstanding amount in the senior debt instrument class in the future, DBRS Morningstar may assign the same credit rating to the senior and junior classes as the presence of the senior debt instrument class may be deemed to not be materially adverse to the interests of the junior debt instrument class. For investment grade corporate credits, as described above, the materiality threshold is generally 10%, such that a one notch differential generally is warranted when senior debt exceeds 10% of total debt.

D. Determination of DBRS Morningstar Entity Issuing the Rating

The DBRS Morningstar entity issuing the credit rating is determined by the entity employing the lead analyst.

III. Types of Credit Ratings

DBRS Morningstar issues credit ratings using one or more of the categories detailed below. DBRS Morningstar determines the type(s) of credit ratings and what action(s) may be taken when making those determinations in rating committees, as detailed in the Structured and Corporate Finance Rating Committee Global Policies and Procedures. Structured Finance credit ratings are denoted by the addition of an (sf) modifier[3] with the relevant rating, when applicable. Unless otherwise stated, DBRS Morningstar credit ratings are solicited.

---

[2] For additional information on notching for a wide variety of instruments issued by Financial Institutions, please see the respective rating Methodology(ies).

[3] Refer to the DBRS Morningstar SF Modifier Press Release on dbrsmorningstar.com for applicable SF instruments.

A. Public Credit Ratings

Public credit ratings are credit ratings as detailed in section IIA herein and are made available to the public on dbrsmorningstar.com, as applicable.

B. Private Credit Ratings

Private credit ratings are credit ratings as detailed in section IIA herein, but are not generally made available to the public. Private credit ratings are generally provided directly to the party requesting such a rating on a private and confidential basis through the DBRS Morningstar Private Ratings Hub. In the event the party that requested that rating discloses the rating to any third parties, it is not DBRS Morningstar's responsibility to inform such third parties of any updates or changes to the private credit rating.

DBRS Morningstar disclosure of private credit ratings is typically limited in accordance with the terms of the arrangement with the party who engaged DBRS Morningstar to assign the credit rating. Limited public disclosure of certain private credit ratings may be made to satisfy regulatory requirements with respect to the related investor or issuer. Disclosure may be made to adhere to DBRS Morningstar policies and procedures.

Private credit ratings may be issued for a variety of reasons including, but not limited to:

- An issuer request for the purposes of issuing debt to a small number of investors with the intention of using the rating as an independent rating opinion;
- An independent rating opinion requested by an investor, regulator, government, or other third party; or
- A rating opinion provided to inform analysts of the creditworthiness of a transaction party and/or counterparty in a Structured Finance rating.

C. Unsolicited Credit Ratings

With respect to credit ratings issued by a DBRS Morningstar entity located in the United States and Canada, DBRS Morningstar defines an unsolicited credit rating to be a credit rating that is:

- Not initiated at the request of the issuer, rated entity, or other third party; and
- Assigned without participation by the issuer, rated entity, or other third party.

For greater clarity, if the issuer does not make a request for or initiate the credit rating but participates in the credit rating process, the credit rating is a solicited rating. As such, DBRS, Inc. and DBRS Limited do not issue "Unsolicited-Participating" credit ratings.

For credit ratings issued from the United States and Canada, the determination of whether a credit rating is unsolicited is a "two-part" test.

With respect to credit ratings issued or endorsed by a DBRS Morningstar entity located in Europe, DBRS Morningstar defines an unsolicited credit rating to be a credit rating that is:

- Not requested by the issuer, rated entity or a related third party. A related third party is a party that is interacting with DBRS Morningstar on behalf of a rated entity, and could include, among others, an originator, arranger or sponsor.



Unsolicited credit ratings, which may be public or private, are only assigned when sufficient public data and information is available to support the analysis and to monitor the rating on an ongoing basis. Unsolicited credit ratings are determined in accordance with established DBRS Morningstar ratings policies, procedures and Methodologies, and are covered by its conflicts of interest and unfair, coercive or abusive business practices, policies and procedures. The solicitation status of DBRS Morningstar credit ratings is set at the issuer or transaction level, as applicable. Accordingly, the solicitation status of all DBRS Morningstar credit ratings associated with a particular issuer or a transaction would typically be the same.

DBRS Morningstar provides the required disclosures in respect of each unsolicited public credit rating in the relevant press release, presale report and/or rating report in accordance with the applicable DBRS Morningstar procedure.

D. Issuer Ratings

DBRS Morningstar rating analysis begins with an evaluation of the fundamental creditworthiness of the issuer taking into account its business and financial risks. Based on an analysis using the relevant Methodologies, policies and procedures, DBRS Morningstar assigns an issuer rating that indicates its assessment of the likelihood of default. Ratings that apply to actual securities (secured or unsecured) may be higher, lower or equal to the issuer rating for a given entity.

The issuer rating is the reference point used in assigning ratings to an issuer's individual debt securities, with the most senior debt of investment grade companies typically assigned a rating equal to the issuer rating. The issuer rating is also the reference point for commercial paper and preferred share ratings. Note that in many jurisdictions DBRS Morningstar does not expect bank subordinated instruments to benefit from systemic support and as such the reference point for these securities is the intrinsic assessment and not the issuer rating.

DBRS Morningstar typically assigns issuer ratings on a long-term basis using its long-term obligations rating scale; however, DBRS Morningstar may assign a "short-term issuer rating" using its commercial paper and short-term debt rating scale to reflect the issuer's overall creditworthiness over a short-term time horizon. There are cases where issuer ratings are not typically assigned, an example of which is Structured Finance (excluding Pension Funds in respect of which issuer ratings may be assigned).

E. Provisional Credit Ratings

When issuers are in the process of issuing new securities, DBRS Morningstar may assign a provisional credit rating to be used by issuers in preliminary offering documents and for discussion with investors or other third parties. DBRS Morningstar assigns a provisional credit rating to a security pending the satisfaction of certain conditions and, in the event that the conditions are met, a provisional credit rating generally becomes a final ("new") credit rating, though not always[4]. A provisional credit rating

[4] Provisional credit ratings for securitizations or synthetic structures may be assigned and monitored on unexecuted credit default swap ("CDS") or other similar agreements, transaction documents or other similar agreements, as long as there is one executed contract that is effected under the same reference portfolio and with broadly the same terms. In such cases, the provisional notation is unlikely to be removed. The provisional credit rating may be upgraded, downgraded, confirmed, or placed under review with positive, developing or negative implications.



may be either public or private and is not a final ("new") credit rating as it may be changed or discontinued. A provisional credit rating may be upgraded, downgraded, confirmed, or placed under review with positive, developing or negative implications prior to issuing a final ("new") credit rating or discontinuing-withdrawing the provisional credit rating.

F. Point-in-Time Credit Ratings

Point-in-time credit ratings, which are public or private, are credit ratings that are only effective as of the date of the rating committee and typically are not monitored.

As point-in-time ratings are not monitored, the point-in-time rating reflects the opinion of DBRS Morningstar based solely on the data and information reviewed as part of the analysis as it exists solely at the time of rating committee date. Any changes to the facts and circumstances surrounding the rating following the determination of a point-in-time rating are not taken into account as the rating is not typically monitored.

G. Indicative Credit Ratings

Indicative credit ratings are typically private, not published on dbrsmorningstar.com and are point-in-time, as defined in section F herein. Indicative credit ratings are based on the data and information reviewed at the time the indicative credit rating is assigned by a rating committee and serves as an indication of a provisional or final ("new") credit rating that may be assigned at a future date.

Indicative credit ratings are denoted with an (icr) modifier. The determination of indicative credit ratings is generally subject to the same procedures used for determining a provisional or final ("new") credit rating; however, the provisional and/or final ("new") credit rating assigned, if any, may be different from a prior indicative credit rating assigned for that issuer.

Indicative credit ratings may be used in the infrastructure and project finance sectors for project proposals (bids) submitted as part of a competitive selection process. These indicative credit ratings are based on draft documents and hypothetical scenario(s), as there are no debt securities being issued at the time that the indicative credit rating is determined.

Indicative credit ratings may also be used in the corporate finance, financial institution and sovereign sectors in other kinds of hypothetical scenarios or with respect to issuers who request an indication of the likely rating range that may be assigned to the issuer by a rating committee that determines a final ("new") credit rating (whether a public or private rating).

DBRS Morningstar may, but does not typically assign indicative credit ratings in the structured finance sector.



DBRS Morningstar Employee Code of Conduct

2023

Effective Date: March 31, 2023
Document Control Number: 20230323-012



TABLE OF CONTENTS

INTRODUCTION TO THE EMPLOYEE CODE OF CONDUCT

OUR COMMITMENT TO INTEGRITY





1. Introduction to the Code

1.1 WHY WE HAVE AN EMPLOYEE CODE OF CONDUCT

It is DBRS Morningstar policy to comply with all applicable laws and regulations. We are committed to conducting business in an ethical manner and acting with integrity in our interactions with issuers, market investors, intermediaries, competitors, and fellow DBRS Morningstar Covered Personnel ("Covered Personnel" herein). Integrity underpins our business.

All Morningstar employees must adhere to the Morningstar, Inc. Code of Ethics ("MSI Code of Ethics"), subject to any supplements that are specific to certain Morningstar subsidiaries. The DBRS Morningstar Employee Code of Conduct ("the Employee Code") is one such supplement. **The Employee Code is the primary guide to how Covered Personnel conduct themselves specifically at DBRS Morningstar**. While the concepts align, some of the DBRS Morningstar requirements are more prescriptive and/or restrictive and should be followed instead of those set out in the MSI Code of Ethics. For the avoidance of doubt, where overlap between the MSI Code of Ethics and the Employee Code exists, the DBRS Morningstar process takes precedence.

In addition, Covered Personnel should report through the DBRS Morningstar Compliance Department, as opposed to directly through the Morningstar channels, all MSI Code of Ethics reportable items so we can accurately manage and account for all DBRS Morningstar activity.

The Employee Code applies globally to all Covered Personnel and members of the DBRS Board of Directors. However, certain sections apply to Covered Personnel differently depending on whether they are Analytical Personnel or Non-Analytical Personnel. Terms capitalized throughout the Employee Code are defined herein or in the Glossary.

1.2 ACCOUNTABILITIES UNDER THE EMPLOYEE CODE

All Covered Personnel are required to do the following:

- Read and abide by the Employee Code and, as appropriate, DBRS Morningstar policies and procedures.
- Seek advice from their manager, Managing Director ("MD"), Group Managing Director ("GMD"), Regional Compliance Officer ("RCO"), Chief Compliance Officer ("CCO") and/or others as appropriate.
- Promptly report any known or suspected breach(es) of the Employee Code, applicable laws, regulations, or internal policies and procedures through the reporting channels set out in Section 1.5 of the Employee Code ("How to Report Breaches or Get Advice").
- Challenge any business practice or behavior that may undermine the principles in the Employee Code or the integrity of DBRS Morningstar.



- Complete the DBRS Morningstar *Annual Statement of Understanding* and provide any other supporting documentation in a timely manner.

Line managers and MDs/GMDs have additional responsibilities to:

- Foster a culture that promotes ethical behavior and encourage Covered Personnel to ask questions and raise concerns.
- Answer questions Covered Personnel raise about the Employee Code or direct them to an appropriate source for information.
- Establish a "tone from the top" by demonstrating a commitment to the Employee Code through words and actions.
- Use reasonable care to prevent breaches of the Employee Code.
- Promptly report any compliance risks or Employee Code breaches and seek guidance on how to implement appropriate remedial measures.
- Handle the concerns of Covered Personnel promptly, confidentially (when appropriate), and in a manner that is consistent with the Employee Code and applicable DBRS Morningstar policies and procedures, as appropriate.

Failure to adhere to the Employee Code and applicable DBRS Morningstar policies and procedures may result in disciplinary action (including, appropriate adjustments to discretionary compensation or termination of employment, as applicable) in accordance with the Escalation Protocols Global Procedure.

Where a failure to adhere to the Employee Code or any DBRS Morningstar policies and procedures also constitutes a breach of law, legal actions and sanctions may also be imposed on Covered Personnel by regulatory bodies or other external parties.

1.3 BEYOND THE EMPLOYEE CODE

The Employee Code addresses only some of the legal and ethical issues that can arise in the course of business and cannot anticipate all eventualities and possible scenarios. Therefore, Covered Personnel are expected to maintain the highest standards of ethical business conduct. From time to time, there may be revisions to the Employee Code. When this happens, Covered Personnel will receive notice that the Code has been updated and should familiarize themselves with the revised Employee Code.

Laws differ by country. If Covered Personnel have questions or are unsure about a compliance or legal matter, they should consult their manager, MD, GMD, RCO, CCO or Legal Counsel. Covered Personnel may also use one of the reporting channels set out in Section 1.5 of the Employee Code.

1.4 REPORTING REQUIREMENTS

Covered Personnel are required to report, through one of the reporting channels described in Section 1.5 of the Employee Code, matters that involve any behavior or action that appears to conflict with the Employee Code. This includes, but is not limited to:

- Potential or actual breaches of laws or regulations;
- Non-compliance with DBRS Morningstar policies, procedures or internal controls;
- Potential, perceived or actual conflicts of interest;
- Improper disclosure or use of Material Non-Public Information and other Confidential Information;
- Complaints received from Covered Personnel and external parties;
- Unethical business practices;
- Falsification or improper destruction of business records;
- Theft, fraud or embezzlement; or
- Any form of bribery or corruption.

1.5 HOW TO REPORT BREACHES OR GET ADVICE

Covered Personnel are required to report to Compliance any known or suspected breach(es) of the Employee Code, applicable laws, regulations, and/or internal policies and procedures. Covered Personnel can report using any of the following channels:

1. **Directly**:
   a) Discuss the issue with their manager (unless they are uncomfortable doing so, or believe that the issue will not be satisfactorily resolved); or
   b) Discuss the issue with their RCO, Human Resources, or Legal Counsel. Any of these parties who receive or manage a report from a Covered Person must inform Compliance if they reasonably believe a breach has occurred.

   If a Covered Person is uncomfortable with the resolution of their concern, they can report it directly to the CCO in person, via telephone, or via email at creditcompliance@morningstar.com.

2. **Anonymously**: Report their concern anonymously to the CCO through the 'Compliance Report' desktop icon, or by sending a written communication marked "Private and Confidential" to the Global CCO at DBRS Morningstar, 140 Broadway, 43rd Floor, New York, NY 10005. Covered Personnel should immediately contact their RCO if the desktop icon is not available.

3. **Morningstar, Inc.**: a report can be sent to the DBRS Morningstar parent company, directly or anonymously, by using one of the following options:
   a) Website: http://morningstar.ethicspoint.com
   b) Ethics hotline: at 1-800-555-8316



Covered Personnel are not required to identify themselves. However, they are encouraged do so if they feel comfortable since their identity will likely assist in any investigation.

Each reported breach is evaluated on a case-by-case basis, with Compliance reserving the right to address each occurrence with a remedial course of action it deems appropriate in light of the nature and severity of the breach(es).

In addition to reporting concerns internally, Covered Personnel may also report externally to the appropriate federal, state or local agencies and commissions, including but not limited to the Securities and Exchange Commission through its Whistleblower Program. Nothing in this Employee Code is intended to limit a Covered Person's ability to report concerns externally, or otherwise participate in any investigation or proceeding that a government agency or commission might commence. Nothing in this Employee Code is intended to limit a Covered Person's right to receive an award for information provided to a government agency or commission.

Refer to the Reporting Complaints Global Procedure for more details.

1.6 COMPLAINTS RECEIVED FROM EXTERNAL PARTIES

DBRS Morningstar has established a process whereby external parties may submit their complaints directly to the CCO as detailed in the Reporting Complaints Global Procedure. Any individual or group may report a complaint regarding DBRS Morningstar or tips alleging a violation of legal or regulatory obligations, in writing, directed to the CCO of DBRS Morningstar.

If any Covered Personnel directly receives an external complaint(s), they must immediately forward the details of the complaint and the complainant's contact information to the CCO.

1.7 WAIVERS OF THE CODE AND INTERNAL POLICIES AND PROCEDURES

Only in rare circumstances may DBRS Morningstar waive application of the provisions of the Employee Code, based on a clear showing that such a waiver is warranted. Requests for a waiver must be made in writing to the applicable RCO. The decision to grant or deny a waiver request is made in the sole discretion of the applicable RCO or CCO.

Similarly, where applicable, exceptions and/or exemptions to DBRS Morningstar's internal policies and procedures may be granted upon a request made in accordance with the process set forth in the applicable policy and/or procedure. In the event Covered Personnel do not make a request for an exception and/or exemption from an applicable policy or procedure where a request would otherwise have been appropriate, such Covered Personnel are to provide notice to Compliance.



DBRS Morningstar may not grant a request for a waiver to the Employee Code or an exception and/or exemption from an internal policy or procedure if doing so would waive Covered Personnel from an obligation established under the applicable law or regulation which the policy or procedure was designed to enforce.

2. Our Commitment to Integrity

2.1 CONFLICTS OF INTEREST

DBRS Morningstar is committed to providing credit rating opinions that are objective and free from any kind of inappropriate economic, political, business, or personal influences. A conflict of interest is a situation where an individual or group faces competing interests or loyalties which could compromise or bias their professional judgment and/or objectivity. Conflicts of interest can harm DBRS Morningstar by undermining the trust of customers, market investors, and regulators. DBRS Morningstar therefore maintains appropriate controls to identify, manage and disclose conflicts of interest.

Conflicts of interest can arise and develop in many forms, so it is essential that Covered Personnel continually ask themselves whether a potential conflict of interest may exist. If a Covered Person believes that they have a perceived, potential, or actual conflict of interest, they must promptly disclose it to their RCO. Further, Covered Personnel should seek ongoing advice and guidance from their managers, RCOs, the CCO, or Legal Counsel.

If a Covered Person becomes aware of any known or suspected breaches of the policies described in the remainder of this Section 2.1, they can report them using one of the reporting channels described in Section 1.5 of the Employee Code.

For the avoidance of doubt, the contents of this entire Conflicts of Interest section supersede the reporting requirements and limitations within the MSI Code of Ethics.

2.1.1 PROHIBITIONS ON ANALYTICAL PERSONNEL'S PARTICIPATION IN SALES OR MARKETING ACTIVITY AND BEING INFLUENCED BY SALES OR MARKETING CONSIDERATIONS

DBRS Morningstar's reputation is founded on the integrity and objectivity of its credit ratings[1]. To ensure integrity and objectivity, Analytical Personnel are prohibited from maintaining or issuing credit ratings, and from developing or approving procedures or Methodologies, if they also (i) participate in Sales or Marketing Activity, or (ii) are Influenced[2] by Sales or Marketing Considerations. All Sales or Marketing Activity must be conducted by Non-Analytical Personnel.

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[1] The integrity and objectivity is managed through the processes set forth herein; as such, the Integrity and Accuracy of Research and Editorial Content section of the MSI Code of Ethics does not apply to DBRS Morningstar.

[2] As defined in the Sales or Marketing, Fee Discussions, Gifts, Benefits, and Entertainment Global Procedure.

Business Development Personnel and other Non-Analytical Personnel may not Influence or seek to Influence Analytical Personnel with Sales or Marketing Considerations. Business Development Personnel and other Non-Analytical Personnel may not participate in determining credit ratings or developing or approving procedures or Methodologies used for determining the credit rating. Business Development Personnel may, however, obtain information from Analytical Personnel that Business Development Personnel may need to conduct Sales or Marketing Activity. Providing such information to Business Development Personnel does not constitute participation in Sales or Marketing Activity by Analytical Personnel, participation in determining credit ratings or developing or approving procedures or Methodologies used for determining the credit ratings by Business Development Personnel and other Non-Analytical Personnel, or Influence by Sales or Marketing Considerations.

The Conflicts of Interest Global Policy and the Sales or Marketing, Fee Discussions, Gifts, Benefits, and Entertainment Global Procedure provides further guidance on these prohibitions.

2.1.2 FEE DISCUSSIONS

Analytical Personnel are prohibited from participating in Fee Discussions and considering Fee Information, if they also participate in (i) determining credit ratings, or (ii) developing or approving procedures or Methodologies. All Fee Discussions must be conducted by Non-Analytical Personnel.

Business Development Personnel are permitted to obtain information from Analytical Personnel that Business Development Personnel may need to develop an appropriate fee schedule or to conduct Fee Discussions in connection with any engagement. Providing such information to Business Development Personnel does not constitute participation in Fee Discussions.

The Conflicts of Interest Global Policy and the Sales or Marketing, Fee Discussions, Gifts, Benefits, and Entertainment Global Procedure provide further guidance on this prohibition.

2.1.3 GIFTS, BENEFITS AND ENTERTAINMENT

DBRS Morningstar acknowledges that while the giving and receiving of gifts, benefits, and entertainment may be appropriate in certain business activities, it is a practice that poses regulatory risk and may create conflicts of interest for Covered Personnel. As such, Covered Personnel are subject to certain prohibitions, restrictions and limitations with regard to giving and receiving gifts, benefits and entertainment.

Analytical Personnel are required to adhere to stricter standards than Non-Analytical Personnel to maintain the integrity of the ratings process. Analytical Personnel and their



Immediate Family Members are prohibited from soliciting, giving or receiving any gift, benefit or entertainment, including meals, to or from Market Participants.

While Non-Analytical Personnel are not subject to the same prohibition, they nevertheless are subject to certain restrictions with regard to the type of gifts, benefits and entertainment they can give or receive. Further, in many cases, they are required to report the giving or receiving of any gifts to Compliance via the DBRS Morningstar conflicts system.

All Covered Personnel should read the Sales or Marketing, Fee Discussions, Gifts, Benefits and Entertainment Global Procedure which details the prohibitions, restrictions and limitations applicable to Covered Personnel with regard to giving or receiving gifts, benefits and entertainment, and contact their RCO with any questions. For the avoidance of doubt, this supersedes the reporting requirements and limitations stated in the Gifts section and the Entertaining or Doing Business with the U.S. and Non-U.S. Governments section of the MSI Code of Ethics.

2.1.4 ANTI-BRIBERY AND CORRUPTION

DBRS Morningstar views bribery and fraud as extremely serious matters and regards them as threats to the integrity of its business. Bribery and fraud may occur internally or externally and may be perpetrated by Covered Personnel, customers, or anyone else doing business with DBRS Morningstar.

DBRS Morningstar has a zero tolerance approach towards bribery, corruption and fraud in any form, whether it is committed directly or indirectly through third parties. All Covered Personnel are prohibited from paying, soliciting or receiving any bribes or authorizing anyone to do the same when performing services for or on behalf of Covered Personnel and must be aware of, and carry out, their responsibilities in relation to preventing bribery and fraud as detailed in the Anti-Bribery and Corruption Global Policy and Procedure and the Morningstar, Inc. Code of Ethics, as appropriate.

2.1.5 INTERACTIONS WITH ISSUERS AND SUBSCRIBERS

Analytical Personnel may have interactions with issuers or subscribers about credit ratings. In the course of these interactions, they may become aware of the issuer's or subscriber's proprietary positions in debt securities. Awareness of such positions must not affect Analytical Personnel in the performance of their role at DBRS Morningstar.

If an Analytical Person believes that an issuer or subscriber has pressured them to take or refrain from taking any rating action, due to their securities holdings, other interests in an entity, or otherwise, they must report the incident to their RCO.



2.1.6 CREDIT RATING OPINIONS NOT DEAL STRUCTURING

Covered Personnel must not make proposals or recommendations regarding the activities of rated issuers, including but not limited to proposals or recommendations about corporate or legal structure, assets, liabilities, activities, business operations, investment plans, lines of financing, business combinations or the design of Structured Finance products ("Structuring Prohibition").

However, the Structuring Prohibition does not prohibit the necessary flow of information between Analytical Personnel and the relevant third party(ies) during the rating process. Such an exchange of information is an important component of the rating process, and DBRS Morningstar encourages dialogue between Covered Personnel and the relevant third parties that helps Analytical Personnel to understand a proposed structure, fosters transparency about the rating process, explains how our methodologies or analytics work or are applied, or articulates our rating analysis, feedback and conclusions.

For more information on the DBRS Morningstar prohibition on structuring advice, and guidance on communicating with third parties, see the Structured and Corporate Finance Structuring Prohibition Global Policy and the Structured and Corporate Finance Structuring Prohibition Global Guidance document.

2.1.7 PERSONAL SECURITIES OWNERSHIP AND TRADING

In order to eliminate the appearance of impropriety and to mitigate potential conflicts of interest related to DBRS Morningstar's credit rating activities, an Analytical Person must not participate in the assignment or monitoring of any credit rating if such Analytical Person or any immediate family member of such Analytical Person, directly or indirectly, owns the Securities of the entity that is subject of such credit rating, their affiliated entities or any relevant related third parties. In addition, all Covered Personnel are required to report to Compliance information about their (and their respective Immediate Family Members', if applicable) Covered Accounts, including Fully Managed Discretionary Accounts, and Reportable Securities holdings and transactions. Generally speaking, Covered Personnel are restricted from purchasing, selling or owning Securities that are on the restricted lists that are determined and applied based on certain factors, such as each Covered Person's role and responsibilities or ability to access to Confidential Information.

Covered Personnel should refer to the Personal Securities Ownership and Trading Global Policy and the Personal Securities Ownership and Trading Global Procedure for more details or contact the Global Conflicts of Interest team at creditconflicts@morningstar.com with any questions. In addition, the Morningstar Insider Trading Policy within the MSI Code of Ethics must be adhered to.



2.1.8 OUTSIDE BUSINESS INTERESTS

Outside business interests are considered to be any form of business activity or control relationship, whether paid or unpaid, that does not form part of the individual's responsibilities to DBRS Morningstar. All outside business interests must be declared to Compliance upon joining DBRS Morningstar, or before entering into such activity.

The Outside Business Interest Global Procedure explains the declaration and approval processes, which includes consulting with Compliance before entering into a new outside business interest if guidance is needed It also identifies certain types of outside business interest that may be prohibited or restricted. Reporting requirements and limitations stated in the Non-Morningstar Business Activities sections in the MSI Code of Ethics should be reported in the same manner as the Outside Business Interest Global Procedure declaration and approval processes.

2.1.9 PERSONAL RELATIONSHIPS

DBRS Morningstar rating decisions should always be objective and transparent. All Covered Personnel who have a personal relationship with someone employed by an organization that interacts with DBRS Morningstar in its ratings-related business, or a competitor of DBRS Morningstar, that could be perceived as creating a conflict of interest must disclose that relationship to their RCO to assess any potential for conflicts of interest.

If the relationship is such that it poses a potential, perceived or actual conflict of interest, DBRS Morningstar may need to take remedial action which could include not permitting that Covered Person to participate in the rating committee for that organization.

2.1.10 BUSINESS RELATIONSHIPS WITH DBRS MORNINGSTAR CUSTOMERS

Other than arm's-length relationships conducted in the ordinary course of business, Covered Personnel are not allowed to enter into or have business relationships with any company or organization rated by DBRS Morningstar or that provides goods or services to DBRS Morningstar. By way of illustration, Covered Personnel are not allowed to obtain a below-market-interest loan from issuers or obtain a discount on goods or services that is in excess of what would be available to the general public.

Covered Personnel are permitted to engage in transactions in the ordinary course of business, such as obtaining standard loans, opening bank accounts and credit card accounts, or negotiating discounts on goods and services on terms that are generally available to the public.



2.1.11 PREVIOUS AND PROSPECTIVE EMPLOYMENT

New Analytical Personnel are generally prohibited from participating in the rating process for any issuing entity that was a former employer until at least twelve months have passed since the previous employment relationship ended.

Analytical Personnel and rating committee members are prohibited from participating in, determining or approving a credit rating for an issuer from whom an offer of employment has been accepted.

When an Analytical Person or rating committee member ends employment with DBRS Morningstar to join a rated entity, an employee look-back review will be conducted to determine if any ratings in relation to that entity may have been compromised through the involvement of the Analytical Person.

In Europe, Covered Personnel are reminded that under applicable European regulations, they may not accept a key management position with any entity or its related third party for whom they participated in determining or approving a credit rating within the prior six months.

2.1.12 SPEAKING ENGAGEMENTS

Covered Personnel wishing to speak at an engagement should contact their line manager to receive approval and inform the Media Relations team in accordance with the Media Relations Global Procedure.

If a Covered Person is authorized to speak or appear at an outside event on behalf of DBRS Morningstar, it is considered part of their duties. Covered Personnel should not receive a fee or seek reimbursement for legitimate business expenses, other than from DBRS Morningstar, without permission from their RCO.

2.1.13 REPORTING CHANGED CIRCUMSTANCES

DBRS Morningstar requires the regular submission of certifications and declarations to support the identification, management and disclosure of potential, perceived and actual conflicts of interest. However, situations change, and it is the responsibility of Covered Personnel to promptly disclose any new potential, perceived or actual conflicts of interest to their manager and/or RCO, as well as update their personal information in Workday as it changes. Covered Personnel must not rely on the regular certifications and declarations as the sole means of such disclosure.

Covered Personnel may also have conflicts of interest that have been previously reviewed and managed. Any changes to such circumstances could alter the risk or remedial action and must be promptly reported to their manager and/or RCO.



2.2 INFORMATION MANAGEMENT

The appropriate protection, storage and use of information and records provided to, and generated by, DBRS Morningstar is essential to protecting the company and others from risks.

2.2.1 THE CONFIDENTIAL INFORMATION FRAMEWORK

The development of high-quality credit ratings is dependent on the free flow of information between an issuer and the credit rating agency. This information may include Confidential Information, and it is essential that such information is handled appropriately.

The Confidential Information Global Policy sets out DBRS Morningstar's approach to the identification and management of Confidential Information, which includes, amongst other components, the Confidential Information Framework as detailed below. Covered Personnel should understand the Framework and supporting guidelines (section 2.2.1.1, below) so that Confidential Information is handled consistently and securely.

A. Use Principle

Confidential Information must only be used in the furtherance of DBRS Morningstar's business, as necessary to report potential misconduct pursuant to Section 1.5 of the Employee Code, or as otherwise agreed with the customer in a letter of engagement or confidentiality agreement. Use of Confidential Information for any other purpose, including for personal gain, is prohibited.

B. Need-to-Know Principle

A Covered Person must only share or pass along Confidential Information to another Covered Person that has the "need to know" the information to complete his or her job function. In addition, Confidential Information must be stored where only Covered Personnel who have a "need to know" can access it. If a Covered Person determines they have access to Confidential Information about which they do not have a "need to know", they must refrain from further accessing the Confidential Information and report the occurrence to their manager and notify Compliance, who will provide guidance with respect to further steps that may be taken.

Although all Covered Personnel are subject to this Framework, any reduction in the number of individuals with access or knowledge of Confidential Information greatly reduces the likelihood that such information will be misused.

C. Safekeeping Principle

Covered Personnel must take reasonable steps to protect Confidential Information from fraud, theft and misuse, or inadvertent disclosure. Covered Personnel should refer to section 2.2.1.1 herein to uphold safekeeping practices.

D. Release Principle

DBRS Morningstar generally does not disclose Confidential Information in response to outside requests. Covered Personnel should report the request to their manager and notify Compliance, who will provide guidance with respect to further steps that may be taken.

2.2.1.1 CONFIDENTIAL INFORMATION GUIDELINES

Covered Personnel should take into consideration the following guidelines in the conduct of their activities at DBRS Morningstar, in line with DBRS Morningstar Resources section 2.4 herein, to uphold the Confidential Information Framework section 2.2.1 above.

A. General

- Confidential Information should be discussed in DBRS Morningstar private offices or other private areas and not in public areas, such as lobbies, elevators and coffee shops.
- When working in a conference room, Covered Personnel are to check that the conference room, including whiteboards, do not contain Confidential Information at the conclusion of the meeting.
- When working remotely, log into the DBRS Morningstar system over a secure internet connection. DBRS Morningstar documents should never be saved to personal computers.
- When participating in investor calls or other speaker forums, it is prohibited to reveal Confidential Information during discussions or presentations.

B. Document Management

- DBRS Morningstar property, including files and documents, should be safely secured and not left in public view, including DBRS Morningstar internal conference rooms and/or public places, as the files and documents may contain Confidential Information and may be viewed by others or inadvertently left behind.
- Covered Personnel should lock their computer screens before leaving their desk, both during the day and before they leave at night.
- Practice the clean desk approach. Confidential Information should not be left unattended on a desk if it can be viewed by Covered Personnel that do not meet the “need to know” principle. At the end of the day, it should be put away, for example, in an appropriate locked storage cabinet.
- When available, Covered Personnel are to use the secure print feature on the printers and remove files and documents that contain Confidential Information from the printer as soon as printing is complete.
- When discarding documents that contain Confidential Information or other sensitive personal information, Covered Personnel are to use the designated shredding receptacles and NOT unlocked recycling bins.

C. Software and Hardware Platforms

- When accessing DBRS Morningstar software platforms to conduct business, Covered Personnel are to use their own log-in name and password and not share their log-in credentials with others, including Employee Technology Support.
- Covered Personnel may not access any company systems through any personal device unless done so through the VMware Horizon Client (VM Ware) or Amazon WorkSpaces (AWS).
- Covered Personnel may only access company email, including calendars, through a company-issued mobile device or through VM Ware or AWS.
- Covered Personnel are prohibited from modifying or altering the storage setting on their company issued electronic device which sets and/or controls the period of time that electronic communications sent or received from the device are stored.
- The use of USB keys and other portable storage devices to carry Confidential Information is generally prohibited. In the event that the use of a USB or storage device is essential, a ServiceNow ticket should be submitted before using an encrypted device.
- Installing (on a go-forward basis) any applications on a company-issued mobile phone by any means other than through the Company Portal (Comp Portal) application on the company-issued mobile phone is prohibited.
- If the company-issued mobile device is lost or stolen, the Covered Person is to promptly report this to the Employee Technology Support with a ServiceNow ticket so that the data on the device can be wiped.
- Refer to the Morningstar Global Mobile Phone Policy on the Pond for more information.

D. Electronic File Access

- All Confidential Information stored electronically must have access restricted to those who "need to know" such information. The folder owner restricts access when a person with access to such files ceases to have a "need to know" the Confidential Information. Individuals (including colleagues on the same team) that do not have a need to know the information are not to have access to such files.

2.2.1.2 CONFIDENTIAL INFORMATION RELATING TO MORNINGSTAR

In addition to the requirements of this section 2.2.1, Covered Personnel must also adhere to the Guidelines for Disclosing Information about Morningstar, a copy of which can be found on The Pond, in accordance with the Confidential Information section of the MSI Code of Ethics.

2.2.2 RECORD RETENTION

DBRS Morningstar requires that records are maintained and, when appropriate, disposed of in a manner consistent with applicable DBRS Morningstar policy, legal or regulatory requirements and business best practices.



Covered Personnel are expected to be familiar with the applicable record retention practices, policies and any related procedures specific to their responsibilities. This is particularly important when dealing with records of rating actions or other information that is subject to legal or regulatory controls.

For the avoidance of doubt, the DBRS Morningstar Record Retention Global Policy and related procedures supersede the requirements and limitations stated in the Accounting Standards and Record-Keeping section in the MSI Code of Ethics.

2.2.3 BRINGING CUSTOMER OR COMPETITOR INFORMATION INTO DBRS MORNINGSTAR

DBRS Morningstar respects the intellectual property rights and Confidential Information of others. Unauthorized receipt or use of intellectual property or Confidential Information (including plagiarizing the work of others) could damage the DBRS Morningstar reputation for integrity and expose it to civil lawsuits.

DBRS Morningstar hires people based upon their skills and potential and has no interest in obtaining any proprietary or Confidential Information relating to previous employers. Covered Personnel must not bring propriety or Confidential Information with them when they join DBRS Morningstar. This applies to all such information, including any that was created in whole or part by the Covered Person while employed by another organization.

2.2.4 DBRS MORNINGSTAR INTELLECTUAL PROPERTY AND CONFIDENTIAL INFORMATION

DBRS Morningstar protects its rights to its commercially significant intellectual property and Confidential Information. All Covered Personnel should be aware of this and comply with company procedures necessary to safeguard these assets.

For example, if a Covered Person leaves DBRS Morningstar, they must not take proprietary or Confidential Information with them. This applies to all such information, including any that was created in whole or part by the Covered Person while employed at DBRS Morningstar.

2.2.5 RESPONDING TO LEGAL PROCEEDINGS

The Chief Legal Counsel must be notified immediately of any actual or potential lawsuit, investigation, inquiry or legal proceeding in which DBRS Morningstar is or might be involved.

In such a situation, no information, whether oral or written, or records or files of any nature should be provided to any outside party in connection with a lawsuit without the prior approval of Legal Counsel.



In addition, Covered Personnel must never, under any circumstances, do the following:

- Destroy, alter, conceal or improperly create any documents in anticipation of, or following, a request for those documents from any regulatory agency or in connection with legal proceedings.
- Make untruthful or misleading statements in connection with or fail to respond fully to any regulatory investigation or any legal proceeding or cause another Covered Person to do so.

2.3 ETHICAL DEALINGS WITH CUSTOMERS

DBRS Morningstar is committed to conducting its business in a fair and ethical manner. This extends to our dealings with customers, issuers, Market Participants, investors and other credit rating agencies.

DBRS Morningstar credit ratings must be determined using our established procedures and Methodologies. Covered Personnel must never attempt to win business by giving the impression that rating decisions can be affected by financial or business considerations.

Covered Personnel are prohibited from engaging in the following unfair, coercive and abusive practices:

- Conditioning or threatening to condition the issuance of a credit rating on the purchase by an obligor or issuer, or an affiliate of the obligor or issuer, of any other DBRS Morningstar services or products.
- Issuing, or offering or threatening to issue, a credit rating that is not determined in accordance with DBRS Morningstar's established procedures and Methodologies for determining credit ratings, or based on whether the rated person, or an affiliate of the rated person, purchases or will purchase the credit rating or any other service or product of DBRS Morningstar.
- Modifying, or offering or threatening to modify, a credit rating in a manner that is contrary to DBRS Morningstar's established procedures and Methodologies for modifying credit ratings, or based on whether the rated person, or an affiliate of the rated person, purchases or will purchase the credit rating or any other service or product of DBRS Morningstar.
- Issuing or threatening to issue a lower credit rating, lowering or threatening to lower an existing credit rating, refusing to issue a credit rating, or withdrawing or threatening to withdraw a credit rating, with respect to securities or money market instruments issued by an asset pool or as part of any asset-backed securities transaction, unless all or a portion of the assets within such pool or part of such transaction also are rated by DBRS Morningstar, where such practice is engaged in by DBRS Morningstar or the Analytical Personnel for an anticompetitive purpose.



Nothing in this section is intended to prevent DBRS Morningstar and/or its the Analytical Personnel, in accordance with DBRS Morningstar's policies, procedures and Methodologies, from:

- determining, or refraining from determining, credit ratings;
- taking, or refraining from taking, a rating action; or
- reviewing and/or updating of an outstanding credit rating.

2.4 DBRS MORNINGSTAR RESOURCES

Covered Personnel have a responsibility to protect the resources provided to them by DBRS Morningstar to perform their duties, and to ensure that they are appropriately used and not exposed to unnecessary risks. The following sections provide an overview of the framework for how to use, or not use, DBRS Morningstar resources.

2.4.1 USE OF COMPANY ASSETS

Efficient and appropriate use of company resources and assets is critical to our success. Covered Personnel must exercise good judgment and discretion when using DBRS Morningstar property, including, but not limited to, the following:

- Email;
- Telephones;
- Mobile phones, iPads, or any other similar devices;
- Computer equipment;
- Authentication tokens; and
- Corporate credit cards.

All equipment provided to a Covered Person is and remains the property of DBRS Morningstar and must be returned in good condition in the event that the Covered Person leaves the company.

2.4.2 ELECTRONIC COMMUNICATIONS

Written electronic communications for business purposes may only be sent via email with a DBRS Morningstar or Morningstar email address, or via instant messaging with Microsoft Teams.

- Covered Personnel are prohibited from deleting electronic communications sent or received from their personal device(s) outside of VM Ware or AWS, if the message(s) sent or received were inadvertently[3] related to business purposes.

[3] Using unapproved methods of electronic communications for business purposes, such as text messaging (SMS/MMS), instant messaging, or non-Approved Email addresses, is strictly prohibited. Refer to the Electronic Communications Global Policy for approved and prohibited methods of electronic communications.

Before sending a DBRS Morningstar email, whether to internal or external recipients, Covered Personnel should do the following:

- Consider whether the contents of the email would be more appropriately conveyed by another form of communication (e.g. verbal communication for sensitive issues, or by more secure medium when the content is confidential).
- Confirm the addressee(s); if sending an email to a distribution list, the 'blind copy' addressing function should be used to maintain the privacy of the recipients.
- Prior to forwarding an email, copy of an email or an attachment, consider whether the permission of the originator of the email or attachment should be obtained.

Access to personal email accounts is generally blocked as noted in section 2.4.3. Refer to the Electronic Communications Global Policy for more information.

2.4.3 SOCIAL MEDIA

The use of social media presents a variety of legal, regulatory and reputational risks to DBRS Morningstar and, therefore, should be used appropriately and responsibly so as to not damage the image and reputation of DBRS Morningstar or Covered Personnel.

DBRS Morningstar generally blocks Covered Personnel from accessing social media and personal email accounts from DBRS Morningstar systems, with the exception of LinkedIn solely to access LinkedIn Learning. Certain approved Covered Personnel are granted access to them for business-specific purposes (which typically includes select Covered Personnel who work in marketing, communications and business development).

Refer to the Social Media Global Policy for more information. Contact the local Media Relations team member or your applicable RCO with any questions.

2.4.4 COMPUTER AND NETWORK USE

DBRS Morningstar permits reasonable personal use of company computers, telephones, mobile or desktop devices, though access to social media and personal email accounts is generally blocked except as noted in section 2.4.3 above. Reasonable personal use is subject to the personal data and personal information restrictions in accordance with Data Protection Global Policy as noted in section 2.6 below. If a Covered Person requires a private means of computing and sending information for purposes that are not related to their work, they should use a personal device not connected to the DBRS Morningstar network.

2.4.5 THEFT AND FRAUD

DBRS Morningstar provides a safe and secure work environment in which honesty, integrity and respect for the property of Covered Personnel and of the company are vital components. Theft and fraud are not tolerated under any circumstances.

2.4.6 TRAVEL AND BUSINESS EXPENSES

Covered Personnel who travel and/or incur business expenses are required to comply with both the Morningstar Global Travel Policy and the DBRS Morningstar Sales or Marketing, Fee Discussions, Gifts, Benefits, and Entertainment Global Procedure.

The Morningstar Global Travel Policy sets the expectations for business-related travel and entertainment costs and the process for submitting expenses for reimbursement for all Morningstar employees globally. Refer to the Travel section on the Pond which includes a link to the Policy and provides information and guidance based on region. Refer to the Global Finance section on the Pond for information on how to manage expenses.

As noted in section 2.1.3 herein, the DBRS Morningstar Sales or Marketing, Fee Discussions, Gifts, Benefits and Entertainment Global Procedure details the prohibitions, restrictions and limitations applicable to Covered Personnel with regard to giving or receiving gifts, benefits and entertainment.

2.5 PRIVACY AND CONFIDENTIALITY OF PERSONAL INFORMATION AND PERSONAL DATA

DBRS Morningstar maintains data protection policies, procedures and practices to appropriately protect personal information, which includes, but is not limited to, the Data Protection Global Policy.

The Data Protection Global Policy implements standards and controls for how DBRS Morningstar gathers, processes, stores and destroys Personal Data (as defined in section II of the Policy) of persons of the European Economic Area (“EEA”) in accordance with the General Data Protection Rule.

Nevertheless, DBRS Morningstar receives and maintains data that is personal to individuals who are not of the EEA, and therefore not covered under the Personal Data definition; however, DBRS Morningstar appropriately manages and protects such personal information as well.

Covered Personnel with access to personal information about other Covered Personnel (such as medical records, salary history or trading and investment records), or Personal Data, must act diligently to safeguard its confidentiality. Such information may only be shared for a necessary and approved purpose (i.e., disclose information regarding a Covered Person’s rating activities, personal investments or electronic communications to legal and/or regulatory authorities upon the request).

Further, all Covered Personnel must in inform the Data Protection Officer immediately, either directly or through privacy@dbrsmorningstar.com, of:

- any known or suspected Data Breaches (as defined in the Policy),
- any perceived risks or issues in relation to data security, and
- any observed or suspected breach of the Policy.

Refer to the Data Protection Global Policy for more information on how DBRS Morningstar safeguards personal information and the responsibilities of all Covered Personnel, including the requirement to report breaches to the Data Protection Officer.



ESCALATION PROTOCOLS GLOBAL PROCEDURE

Effective Date: **February 22, 2022**
Owner: **Global Compliance**
Applies to: **All DBRS Morningstar Credit Personnel**

I. Purpose and Scope

This Escalation Protocols Global Procedure ("Procedure") describes generally the process used to identify, evaluate and address, and track instances of non-compliance with internal policies, procedures, and other applicable documents (i.e., codes of conduct, guidance documents, etc.), including without limitation, discipline taken with respect to Credit Personnel upon failure to adhere to the internal control structure.

This Procedure applies to all Credit Personnel globally with respect to all applicable DBRS Morningstar and Morningstar, Inc. policies and procedures that must be adhered to while discharging their duties and obligations for DBRS Morningstar. Terms capitalized throughout this Procedure are defined herein or in the Glossary.

II. Identifying Potential Non-Compliance

Potential instances of non-compliance are identified through various channels including, but not limited to: 1) self-reporting by Credit Personnel as per the reporting channels set forth in the Employee Code of Conduct and other applicable policies and procedures; 2) monitoring and testing periodically conducted by Compliance; 3) automated reports generated by proprietary and third-party vendor information systems; 4) Internal Audit reports; and 5) Regulatory findings and other similar observations stemming from regulatory reviews, examinations or investigations.

III. Evaluating Potential Non-Compliance and Tracking Incidents

Compliance evaluates each instance of potential non-compliance that is reported. Upon Compliance review and evaluation of the facts and circumstances, incidents are recorded in the applicable Compliance incident tracking log.

The Compliance incident tracking log may include, but is not limited to: 1) name, location, function and primary area of responsibility of the Credit Personnel who committed the incident(s) of non-compliance; 2) date(s) of the non-compliance; 3) frequency of the non-compliance; 4) severity level of the non-compliance; 5) general subject area of the non-compliance; 6) which DBRS Morningstar document(s) and/or regulation(s) were not complied with; 7) how the instance(s) of non-compliance was reported; 8) the DBRS Morningstar response/action taken; and 9) the Credit Personnel consulted for discussion on the conduct in question.



The data contained within the Compliance incident tracking log provides a historical basis from which Compliance determines whether instances of non-compliance are isolated in nature or pose risk of a systematic issue within one or more areas within DBRS Morningstar.

DBRS Morningstar applies the Performance Escalation Framework (PEF) process detailed in Section VI to assess the risk and the level of severity (ranging from minor to serious) of each incident based on standardized criteria maintained by Compliance.

IV. Addressing Incidents

Each incident identified in the Compliance incident tracking log is classified in accordance with the PEF and could subject Credit Personnel to a range of consequences following the DBRS Morningstar PEF process. Some the consequences described in the PEF are: 1) a formal discussion with Compliance, senior management and/or a member of the Talent and Culture (T&C) team; 2) additional training with respect to the policy and/or procedure that was not complied with; 3) a written warning issued by T&C and subsequent monitoring; 4) impact on the affected individual's discretionary compensation; and/or 5) termination of employment. Consequences are determined in accordance with the PEF Matrix.

V. Management Reporting of PEF Results

Global Compliance issues a PEF report each quarter containing the names of Credit Personnel with incidents identified in the previous quarter. The report is sorted by business segment and includes the information relevant for each of the incidents identified (such as remediation efforts for each incident and status thereof).

The reports are cumulative and are re-set at the end of the financial year when the Management Alignment Survey (M.A.S.) process is concluded. The cumulative reports are provided to the Group Managing Directors who thereafter decide how to communicate the results to their respective team members. T&C also receive a copy of the cumulative reports for reference.

VI. Performance Escalation Framework

The PEF incorporates adherence to applicable policies and procedures when discretionary compensation decisions are made by senior management in the M.A.S. during the annual performance assessment process.

M.A.S annual process categories	Bonus %
1. Delivered Exceptional Results	**Maximum achievable bonus (over 100%)**
2. Consistently Exceeded Expectations	**Higher achievable bonus (over 100%)**
3. Meets and Sometimes Exceeds	**100%**
4. Typically Meets Expectations	**85%**
5. Inconsistently Meets Expectations	**50%**
6. Does not meet Expectations	**0%**

The PEF principles are driven by:

1. the severity of non-compliance incident(s),
2. the volume and frequency of incident(s), and
3. the display of self-reporting behavior.

Depending on the above factors, the maximum discretionary compensation applicable to affected individuals could be significantly reduced, or in very severe cases, lead to termination of employment.

DBRS Morningstar senior management may consider the relevant facts and circumstances associated with the incidents that would be considered "minor", "medium" and "major" based solely on this matrix and (in consultation with T&C, Legal and Compliance) modify the final categorization of any such incident, as appropriate. Such consideration would be made on a case-by-case basis. To the extent such a modification is deemed appropriate by the senior management, a member of senior management submits a memorandum to Compliance that provides background information on the incident and the rationale for the proposed modification for consideration by Compliance.

The PEF Matrix is included on the next page for reference.



PEF MATRIX	Minor Incidents	Medium Incidents	Major Incidents	Serious Incidents
	Non-compliance with any DBRS Morningstar practice, procedure or policy other than (A) a non-compliance with a conflicts of interest related procedure where is no Medium, Major Incident or Serious Incident (where there is NO regulatory breach) and (B) incidents related to credit rating action PRs and related regulatory disclosures (where there is a non-compliance with an applicable regulatory requirement). For clarity, a failure to preclear a trade in securities where such security is not the Restricted List (or the relevant employee's PAR) would be considered a Minor Incident.	(A) Data breaches with no regulatory violation, (B) a more significant non-compliance with a DBRS Morningstar conflicts of interest related procedure (than a Minor Incident) but where there is no regulatory breach (for example, where there is no Major or Serious Incident), (C) (RADAR/RADAT)*, AND (D) incidents related to credit rating action PRs and related regulatory disclosures. For example, a failure to preclear a trade in securities where such security is in the relevant employee's PAR would be considered a Medium Incident.	(A) Non-compliance with the DBRS Morningstar Conflicts of Interest Policy or one or more conflicts of interest related procedure where there is one or more regulatory breach other than one that is related to prohibited conflicts, (B) incidents related to non-compliance with CRA regulation (except for the types of incidents in Medium category: PR disclosures and related regulatory disclosures, RADAR/RADAT) (C) IA findings not addressed (on a timely basis), (D) regulatory filings missed AND (E) material adverse findings by regulators.	Non-compliance with the DBRS Morningstar Conflicts of Interest Policy or one or more conflicts of interest related procedure where there is one or more regulatory breaches related to prohibited conflicts (where DBRS Morningstar may be required to withdraw a credit rating or there is no ability to cure the related regulatory deficiency).
Frequency (incidents reviewed on an annual basis)				
First offenses (self-reporting) less than 3	Review with line manager	Review with line manager	M.A.S. Rating no higher than 3. Training module and GMD review	T&C, Compliance and Legal review - Warning Letter from T&C
First offenses (less than 3)		M.A.S. Rating no higher than 2. Review with line manager. Training module.	M.A.S. Rating no higher than 4. Training module and GMD review. Warning Letter from T&C	T&C, Compliance and Legal review - Final Warning Letter from T&C
No more than 3 offenses in one financial quarter (self-reporting)(and no incidents in the subsequent quarters)	Review with line manager. Training module		M.A.S. Rating 5. Inconsistently Meets. Review with GMD and training module. Warning Letter from T&C	T&C, Compliance and Legal review - Final Warning Letter from T&C
No more than 3 offenses in one financial quarter (NOT self-reporting) (and no incidents in the subsequent quarters)		M.A.S. Rating no higher than 3. Review with line manager. Training module		Employment termination
More than 3 offenses in one or two financial quarters	M.A.S. Rating no higher than 2. Review with line manager. Training module	M.A.S. Rating no higher than 3. Training module and GMD review	M.A.S. Rating 6. Failed to Meet. Training module and GMD review. Final Warning Letter from T&C	N/A
Multiple (3 or more) offenses in (each of) 3 of the 4 financial quarters	M.A.S. Rating no higher than 3. Training module and GMD review	M.A.S. Rating no higher than 4. Training module and GMD review. Warning Letter from T&C	Employment termination	N/A
Multiple (3 or more) offenses in each of the 4 financial quarters	M.A.S. Rating no higher than 4. Training module and GMD review. Warning Letter from T&C	M.A.S. Rating 5. Inconsistently Meets. Review with GMD and training module. Warning Letter from T&C	N/A	N/A



LOOK-BACK REVIEW GLOBAL PROCEDURE

Effective Date: **September 1, 2020**
Owner: **Global Compliance**
Applies to: **All DBRS Morningstar[1] Covered Personnel[2]**

I. Purpose and Scope

The Look-Back Review Global Procedure ("Procedure") is designed in line with applicable regulations to identify and manage potential conflicts of interest. The Procedure establishes processes to address situations in which certain DBRS Morningstar Covered Personnel terminate their employment with DBRS and subsequently become employed by a DBRS Morningstar-rated entity or the issuer, underwriter or sponsor of a DBRS Morningstar-rated security or money-market instrument.

This Procedure covers both preliminary assessments and Look-Back Reviews and is applicable to Analytical Personnel and transition reports covering Analytical Personnel and their supervisors, and members of Senior Management. Terms capitalized throughout this Procedure are defined herein or in the Glossary.

II. Preliminary Assessment and Look-Back Review Process

When an Analytical Person terminates his or her employment with DBRS Morningstar, a preliminary assessment is conducted to determine if a Look-Back Review is required. If the Analytical Person goes to work for a DBRS Morningstar-rated entity or the issuer, underwriter or sponsor of a DBRS Morningstar-rated security or money-market instrument **and** the Analytical Person participated in any capacity in determining a rating involving such entity, security or instrument during the Review Period prior to leaving DBRS Morningstar, a Look-Back Review is conducted to determine whether the Analytical Person had a conflict of interest that influenced the credit rating. Otherwise, a Look-Back Review is not required.

III. Roles and Responsibilities Relating to Preliminary Assessments and Look-Back Reviews

A. Talent and Culture ("T&C")

Upon being notified of the Employment Termination of an Analytical Person, T&C notifies the Regional Compliance Officer ("RCO") in writing, as soon as practicable, of the Analytical Person's Employment Termination and, if known, the identity of the new employer.

B. Compliance

[1] DBRS Morningstar as defined in the DBRS Glossary.
[2] DBRS Morningstar Covered Personnel, as defined in the DBRS Glossary, is referred to as Covered Personnel herein.



Upon receiving notification of an Analytical Person's Employment Termination and related information, the RCO promptly undertakes a preliminary assessment to determine the need for a Look-Back Review.

a. Preliminary Assessment

1. The RCO first tries to determine the Analytical Person's new employer by interviewing T&C, the departing Analytical Person's management team, or by other reasonable means.
2. The RCO then determines whether DBRS Morningstar maintains a rating on the Analytical Person's new employer or on a security or money-market instrument issued, underwritten or sponsored by the new employer.
    I. If the answer is *no,* the RCO promptly documents that fact, and a Look-Back Review is not required.
    II. If the answer is *yes,* the RCO contacts the Analytical Person's Group Managing Director ("GMD"), Managing Director ("MD"), Team Leader, or other appropriate person, to determine whether, during the Review Period, the departing Analytical Person participated in any capacity in determining the rating of or related to the new employer.
        a. If the RCO determines that the departing Analytical Person *did not,* during the Review Period, participate in determining a rating for the Analytical Person's new employer or on a security or money-market instrument issued, underwritten or sponsored by the new employer, the RCO promptly documents that fact, and a Look-Back Review is not required.
        b. If the RCO determines that the departing Analytical Person *did,* during the Review Period, participate in determining a rating for the Analytical Person's new employer or on a security or money-market instrument issued, underwritten or sponsored by the new employer, the RCO promptly documents that fact and institutes a Look-Back Review as described below.
3. The RCO then checks that documentation of the preliminary assessment includes:
    I. Name of Analytical Person;
    II. Date of Employment Termination;
    III. Name of new employer; and
    IV. As applicable, the date it was determined that:
        a. DBRS Morningstar does not rate the new employer or a security or money-market instrument issued, underwritten or sponsored by the new employer;
        b. The departing Analytical Person did not, during the Review Period, participate in determining a rating on or related to the new employer; or
        c. A Look-Back Review is required.

b. Look-Back Review

1. The RCO shall institute and oversee the Look-Back Review to check it is completed in accordance with this Procedure. Upon completion of the Look-Back Review, the RCO shall update the supporting records, as appropriate.
2. In all cases where the RCO recommends remedial action as a result of a Look-Back Review, the RCO shall notify the Board of Directors. This can be done through the

monthly compliance report to the Board of Directors or otherwise as deemed appropriate. The RCO also may notify the appropriate regulatory authorities of matters related to a Look-Back Review, and/or take other action.

C. Group Managing Director/Managing Director/Team Leader ("Reviewer"):

The Reviewer is responsible for:

1. Notifying T&C when an Analytical Person terminates his or her employment with DBRS Morningstar.
2. Providing information requested by Compliance (e.g., determining the role a departing Analytical Person played in the rating of the entity or instrument related to the new employer).
3. Managing the entire review process under the oversight of the RCO.
4. Promptly determining whether the current rating was influenced by a conflict of interest. In making this determination, the Reviewer shall, as appropriate, consider the nature of the Analytical Person's involvement in the rating process; review the subject rating file(s); interview members of the subject rating committee; and make such other inquiries as the circumstances warrant. An Analytical Person's conflict of interest is deemed to have influenced a rating if, absent the conflict of interest, DBRS Morningstar would have issued a different rating.
   I. If the Reviewer determines that the rating *was not* influenced by a conflict of interest, the Reviewer shall promptly notify the RCO, in writing, of that determination, and the review process ceases.
   II. If the Reviewer determines that the rating *was* influenced by a conflict of interest, the Reviewer shall promptly notify the RCO, in writing, of that determination and shall take the following additional steps within fifteen (15) calendar days from the date of the determination that the credit rating was influenced by a conflict of interest.
5. Convene a rating committee to determine whether the credit rating must be revised.
6. Depending on the decision of the rating committee, either:
   I. Issue a press release that confirms the subject credit rating and includes the following:
      a. An explanation that the reason for the rating action is the discovery that a credit rating assigned to the obligor, security or money market instrument in one or more prior rating actions was influenced by a conflict of interest;
      b. A description of the nature of the conflict of interest;
      c. An explanation of why the affected rating is not being revised notwithstanding the presence of the conflict;
      d. Date(s) and rating(s) of each prior rating issued subject to the conflict; and
      e. If relevant, a description of the impact the conflict had on the prior rating action(s).

   OR

   II. Issue a press release that revises the subject credit rating and that includes the following:
      a. An explanation that the reason for the rating action is the discovery that a credit rating assigned to the obligor, security or money market instrument in one or more prior rating actions was influenced by a conflict of interest;
      b. A description of the nature of the conflict of interest;
      c. Date(s) and rating(s) of each prior rating issued subject to the conflict; and
      d. If relevant, a description of the impact the conflict had on the prior rating



action(s).

7. If the rating is not confirmed or revised within fifteen (15) calendar days of the discovery that the credit rating was influenced by a conflict of interest, the rating must be placed Under Review, with the appropriate Implications designation. The press release should indicate the reason for placing the rating Under Review is the result of discovering the credit rating was influenced by a conflict of interest. The rating should then be confirmed or revised as promptly as possible and the appropriate disclosure as referenced in Section C paragraph 6 should be made.

IV. NRSRO Transition Reports

Each DBRS Morningstar entity that is subject to regulation as a Nationally Recognized Statistical Rating Organization ("NRSRO") must report to the US Securities and Exchange Commission ("SEC") all instances in which DBRS Morningstar knows or can reasonably be expected to know that a person formerly associated with the NRSRO within the past five (5) years becomes employed by any obligor, issuer, underwriter or sponsor of a security or money market instrument for which the NRSRO issued a credit rating during the 12-month period prior to such new employment. This reporting obligation applies to:

1. Members of Senior Management of the NRSRO;
2. Analytical Personnel of the NRSRO who participated in any capacity in determining credit ratings of or related to the new employer; and
3. Anyone who supervised a person described in Section IV. Subsection 2.

A. Determining the Need for a Transition Report

In addition to supplying the RCO with information regarding the Employment Termination of an Analytical Person as described above, T&C also notifies the Designated Compliance Officer ("DCO") of the Employment Termination of a member of Senior Management, Analytical Person or supervisor of the Analytical Person of the DBRS Morningstar NRSRO, and provides information about the person's new employer, if known.

The DCO or his/her designee maintains a log of all members of Senior Management, Analytical Personnel and supervisors of Analytical Personnel who have terminated their employment with the NRSRO, including those persons as to whom a Look-Back Review was not required. This log includes the following information:

1. Person's name and title;
2. List of rating group(s) of which they were a member;
3. With regard to an Analytical Person, supervisor(s), MD(s) or GMD(s);
4. Start date with new employer and departure date of prior employer; or
5. List of post-DBRS Morningstar employer(s).

On an annual basis, the DCO or his/her designee seeks to confirm the current employer of each member of Senior Management, Analytical Person and supervisor of the Analytical Person on the log to determine if such persons have become employed by an obligor, issuer, underwriter or sponsor of a security or money market instrument for which DBRS Morningstar issued an NRSRO credit rating during the past twelve (12) months. The details for a particular person are checked for a period of five (5) years after the end of that person's association with the NRSRO. The DCO or his/her designee may use all reasonable efforts to determine current employers, including social media and interviews with former colleagues. In the case of an Analytical Person and his or her supervisors, the DCO or his/her designee also determines if the Analytical Person participated in any capacity in determining credit ratings for such obligor, issuer, underwriter or sponsor.

B. Submitting NRSRO Transition Reports

The DCO or his/her designee submits an employment transition report to the SEC when it is determined that:

1. A member of Senior Management, Analytical Person or supervisor of an Analytical Person has, within five (5) years of Employment Termination from the NRSRO, obtained employment with an obligor, issuer, underwriter or sponsor of a security or money market instrument for which DBRS Morningstar has issued an NRSRO rating;
2. DBRS Morningstar has issued an NRSRO rating for such obligor, issuer, underwriter or sponsor of a security or money market instrument during the 12-month period prior to such new employment; and
3. In the case of an Analytical Person or his or her supervisors, the Analytical Person participated in any capacity in determining DBRS Morningstar NRSRO credit ratings for such obligor, issuer, underwriter or sponsor.

V. Appendix

A. Definitions

"Designated Compliance Officer ('DCO')" means the Compliance Officer who has been designated with responsibility for the oversight of NRSRO activities.

"Employment Termination" means the end of employment or other association, regardless of whether it was instigated by DBRS Morningstar or the Covered Person.

"Look-Back Review" means the post-employment examination of certain Analytical Personnel's rating activities in determining, approving or monitoring credit ratings, to determine whether DBRS Morningstar ratings have been influenced by such persons' conflicts of interest.

"Regional Compliance Officer ('RCO')" means the Compliance Officer with primary responsibility over the DBRS Morningstar entity that employed the Analytical Person subject to a Look-Back Review or preliminary assessment.

"Review Period" means a period of time preceding the Analytical Person's departure date which may be subject to a Look-Back Review. This period is the twelve (12) months preceding the date of the most recent rating action taken by the DBRS Morningstar entity prior to the Analytical Person's departure date. In addition, for DBRS Ratings Limited and DBRS Ratings GmbH, this period includes the twenty-four (24) months preceding the Analytical Person's departure date from DBRS Ratings Limited and DBRS Ratings GmbH.



OUTSIDE BUSINESS INTERESTS GLOBAL PROCEDURE

Effective Date: **June 1, 2020**
Owner: **Global Compliance**
Applies to: **All DBRS Morningstar[1] Covered Personnel[2] and DBRS Board of Director Members[3]**

I. Purpose and Scope

This Outside Business Interests Global Procedure ("Procedure") outlines the controls DBRS Morningstar has implemented that are intended to prevent outside business interests of its Covered Personnel and Board members from interfering with their duties to DBRS Morningstar.

This Procedure applies to all Covered Personnel and Board members. This Procedure should be read on conjunction with the Conflicts of Interest Global Policy. Terms capitalized are defined herein or within the DBRS Glossary.

II. Outside Business Interests Overview

For the purposes of this Procedure, outside business interests are considered to be any form of business activity or control relationship, whether paid or unpaid, that does not form part of the individual's responsibilities to DBRS Morningstar. It would be difficult to provide an exhaustive list of activities that could be considered outside business interests; however, such interests could include, but would not be limited to:

- External control relationships (*e.g.* director, chairman, company secretary, partnership)
- Other employment (*e.g.* second job, consultancy)
- Personal business (*e.g.* family run business)
- Equity stake (*e.g.* share of ownership in a private company)

The following sections explain the declaration ("Declaration") and approval processes, which includes consulting with Compliance before entering into, and declaring, a new outside business interest if guidance is needed, and address prohibitions and restrictions in further detail. An outside business interest will generally be approved if it is not expected to create a conflict with the duties and responsibilities of the individual to DBRS Morningstar or any legal, regulatory and internal policy requirements.

Individuals approved by Compliance to work outside of their capacities for DBRS Morningstar must avoid any circumstance that could affect the judgments they make as Covered Personnel and Board members or that could create the perception that the objectivity of DBRS Morningstar ratings may be compromised.

[1] DBRS Morningstar as defined in the DBRS Glossary.
[2] DBRS Morningstar Covered Personnel, as defined in the DBRS Glossary, is referred to as Covered Personnel herein.
[3] DBRS Board of Directors, as defined in the DBRS Glossary, are referred to as Board members herein.

III. Declaration and Review and Approval Procedures

A. Declaration

All Covered Personnel and Board members must submit a declaration ("Declaration") regarding all outside business interests to Compliance through the designated DBRS Morningstar conflicts system ("conflicts system") as follows:

1. Initially upon joining DBRS Morningstar
2. On-going as they occur, which includes:
   a. Changes to previously declared and approved outside business interests
   b. Requests for new outside business interests
3. Annually as part of the Annual Statement of Understanding ("ASU") attestation
   a. The annual Declaration within the ASU supports a collective annual review and does not replace the need for on-going Declaration of interests and changes. It must not be assumed that the Declaration of outside business interests is merely an annual event.

In limited circumstances, Compliance may permit a written Declaration to be provided as an alternative.

B. Review and Approval

Covered Personnel and Board members may consult the Chief Compliance Officer ("CCO") or the applicable Regional Compliance Officer ("RCO") before entering into a new outside business interest or with any questions regarding whether an outside business interest warrants Declaration.

Upon receipt of a Declaration, Compliance will review the Declaration to determine whether or not it will be approved. If consulted prior to submission of a Declaration, or upon receipt of a Declaration through the conflicts system, the CCO or RCO may consult with the relevant Covered Personnel's GMD, MD or Team Leader, if needed, to determine if there is an actual, potential or perceived conflict associated with the proposed outside business interest.

The conflicts system tracks approvals and denials. For greater clarity, even if verbal approval from Compliance for a new outside business interest is received, the relevant Covered Person or Board member is still required to make the Declaration in the conflicts system or in the manner which Compliance approves.

Compliance will notify the individual as to whether the Declaration has been approved or denied, with instructions on next steps, if applicable.

C. Morningstar, Inc. Code of Ethics – Approval Requirement

The Morningstar, Inc. Code of Ethics notes that, in some circumstances, the prior written approval of Morningstar, Inc.'s general counsel (or his or her designee) may be required before undertaking or accepting:

1. outside business or employment activity for which a Covered Person will be paid, including a second job, and any paid service to a not-for-profit organization, or



2. whether or not the Covered Person will be paid, any affiliation with another business as a director, officer, advisory board member, general partner, owner, consultant, holder of 5% or more of the business' equity interests, or any similar position or role.

This obligation may be met by obtaining approval of the outside business interest in accordance with section III.B, above.

IV. Prohibitions and Restrictions

A. Prohibitions

Covered Personnel and Board members must not solicit business or sell products or services from outside business interests to Morningstar, DBRS Morningstar or its Covered Personnel without the prior written approval of the CCO or the applicable RCO.

B. Restrictions

Subject to Section III herein, Covered Personnel and Board members are permitted to be engaged by estates, trusts, family businesses and religious, community-based and/or charitable organizations. However, they must never serve on investment committees for those organizations, provide investment advice or take part in investment decisions. Further, where such organizations are rated by DBRS Morningstar, Analytical Personnel must not take part in the determination or approval of such ratings.

V. Exceptions

There are no exceptions to the reporting of outside business interests. DBRS Morningstar acknowledges that some interests present significantly less risk (*e.g.* charity work, participation in residential management companies). However, such interests will still be subject to review and approval in accordance with this Procedure.



PERSONAL SECURITIES OWNERSHIP AND TRADING GLOBAL POLICY

Effective Date: **March 31, 2022**
Owner: **Global Compliance**
Applies to: **All DBRS Morningstar Covered Personnel**

I. Purpose and Scope

This Personal Securities Ownership and Trading Global Policy ("PSOT Policy") defines the approach that DBRS Morningstar follows in relation to personal securities ownership, trading, and disclosure, in line with applicable regulatory requirements.

This PSOT Policy applies to all Covered Personnel, globally, and the Immediate Family Members of Analytical Personnel. However, certain sections apply to Covered Personnel differently depending on their involvement in credit rating activities and their access to certain types of Confidential Information.

This Policy should be read in conjunction with the Personal Securities Ownership and Trading Global Procedure ("PSOT Procedure"), the Confidential Information Global Policy ("CI Policy"), Personal Securities Ownership and Trading Global Reference Document, and the Employee Code of Conduct. Terms capitalized throughout this Policy are defined in the aforementioned documents or the Glossary.

II. Prohibition on Insider Trading

It is a criminal offense to trade or encourage others to trade Securities while in the possession of Material Non-Public Information ("MNPI"), a practice known as "Insider Trading." All Covered Personnel are prohibited from directly or indirectly engaging in Insider Trading and from misusing Confidential Information as defined in the CI Policy.

III. Policy Provisions Related to Securities Ownership and Trading

In order to eliminate the appearance of impropriety and to mitigate potential conflicts of interest related to DBRS Morningstar's credit rating activities,

1. An Analytical Person must not participate in the assignment or monitoring of any credit rating if such Analytical Person or any Immediate Family Member of such Analytical Person, directly or indirectly[i], owns the Securities of the entity that is subject of such credit rating, their Affiliated Entity(ies) or any relevant Related Third Party(ies).
2. DBRS Morningstar maintains Restricted List(s) covering all entities that are subject to DBRS Morningstar credit ratings, their Affiliated Entities and any Related Third Parties, as applicable.

3. Covered Personnel and their respective Immediate Family Members, where applicable, must not directly or indirectly, own Securities of, or have any other direct or indirect ownership interest in, any entity that is in the applicable Restricted List(s).
4. Covered Personnel are also subject to certain requirements pertaining to their respective securities ownership and trading (and that of their respective Immediate Family Members, as applicable) as detailed in the PSOT Procedure.
5. Restricted Lists and applicable requirements are determined and applied based on a Covered Person's role and responsibilities; access, or ability to access MNPI; and the nature of the accounts held by, and Securities owned by, the relevant Covered Person as described in the PSOT Procedure.

IV. Confidentiality

All information that DBRS Morningstar obtains pertaining to Covered Personnel in accordance with this Policy shall be kept in strict confidence, except when such information may need to be disclosed to internal or external legal counsel, or to a regulatory or adjudicatory body pursuant to law, regulation or other legal process.

---

[i] For the purpose of this Policy, "indirect" ownership includes beneficial ownership interest that a Covered Person (or an Immediate Family Member of Analytical Personnel) may have in a Covered Account or Reportable Security, including through another natural person or legal entity (for example, holding company or a trust arrangement) that acts on behalf of the Covered Person (or an Immediate Family Member of Analytical Personnel)).



REPORTING COMPLAINTS GLOBAL PROCEDURE

Effective Date: **June 1, 2020**
Owner: **Global Compliance**
Applies to: **All DBRS Morningstar[1] Covered Personnel[2]**

I. Purpose and Scope

In furtherance of its commitment to doing business with integrity and in compliance with all applicable laws and regulations, DBRS Morningstar has established this Reporting Complaints Global Procedure ("Procedure") to implement appropriate reporting and support structures across its business so that inappropriate, illegal or non-compliant activities are quickly identified, investigated and addressed, with remedial action taken when appropriate and in accordance with the protections offered by whistleblowing regulations.

This Procedure applies to all Covered Personnel globally and outlines the process Covered Personnel should follow to report a suspected breach of law, policy, or procedure (whether observed themselves or brought to their attention by other Covered Personnel), or complaints received from external parties. Issues pertaining to harassment or discrimination should be reported in accordance with the jurisdictionally applicable Human Resources Respect in the Workplace policy(ies). Terms capitalized throughout this Procedure are defined herein or in the DBRS Glossary.

II. Concerns and Suspected Breaches

All Covered Personnel are required to report a "breach." A breach is any situation they know to be, or reasonably suspect to be:

- A violation of laws or regulations applicable to DBRS Morningstar, including:
  - Securities laws;
  - Theft, fraud or embezzlement; and
  - Any form of bribery or corruption.
- Non-compliance with DBRS Morningstar's policies (including its Codes of Conduct), procedures or internal controls, including those governing:
  - Potential, perceived or actual conflicts of interest;
  - Improper disclosure or use of confidential information; and
  - Falsification or improper destruction of business records.
- Unethical business practices (including plagiarism).

In addition, Covered Personnel are required to report suspicions that an issuer of securities rated by DBRS Morningstar has committed or is committing a material violation of the law.

[1] DBRS Morningstar as defined in the DBRS Glossary.
[2] DBRS Morningstar Covered Personnel, as defined in the DBRS Glossary, is referred to as Covered Personnel herein.



III. Reporting Channels

Covered Personnel who suspect or encounter a breach must report it using one of the following channels:

A. Directly: Discuss the matter with their manager (unless they are uncomfortable doing so or believe that the matter will not be satisfactorily resolved). They may also discuss the matter with a Compliance Officer, Human Resources, or Legal Counsel. Any of these parties who receive or manage a report from a Covered Person must inform Compliance if they reasonably believe a breach has occurred.

If Covered Personnel are uncomfortable with the resolution of their concern, they can escalate it directly to the Chief Compliance Officer ("CCO") by using one of the following options:

- Email (creditcompliance@dbrsmorningstar.com).
- Submit a form via ratingagency.morningstar.com/MCR/regulatory/Submit-Complaint.
- Send a written communication marked "Private and Confidential" to the CCO, DBRS, 140 Broadway, 43rd Floor, New York, NY 10005.

B. Anonymously: Report a concern anonymously to the CCO through the 'Compliance Report' desktop icon. NOTE: Covered Personnel should immediately contact their RCO if this icon is not available.

The Compliance Report desktop tool will not reveal a Covered Persons identity when submitting a report. The CCO will receive the report with a password and will use this password to respond to submissions without knowing the identity of the person submitting the report. If a Covered Person is comfortable identifying themselves, however, they are encouraged do so since their identity will likely assist the CCO in any investigation. Covered Personnel using this reporting channel are encouraged to provide as much information as possible to assist in any subsequent investigation.

C. Morningstar, Inc.: a report can be sent to the DBRS Morningstar parent company, directly or anonymously, by using one of the following options:

- Website: www.integrity-helpline.com/morn.jsp
- Ethics hotline: at 1-800-555-8316

Covered Personnel are not required to identify themselves. However, they are encouraged do so if they feel comfortable since their identity will likely assist in any investigation.

If a Covered Person identifies themselves when reporting a breach or otherwise are seeking guidance, their identity and the information that they provide will be shared only on a need-to-know basis. DBRS Morningstar may be required to share such information with legal or regulatory authorities.

In addition to reporting concerns internally, Covered Personnel may also report externally to the appropriate federal, state or local agencies and commissions, including but not limited to the Securities and Exchange Commission through its Whistleblower Program. Nothing in this Code is intended to limit a Covered Person's ability to report concerns externally, or otherwise participate in any investigation or proceeding that a government agency or commission might commence. Nothing in this Procedure is intended to limit a Covered Person's right to receive an award for information provided to a government agency or commission..

Furthermore, no Covered Personnel will be held liable by DBRS Morningstar under any U.S. Federal or State trade secret law for the disclosure of a DBRS Morningstar trade secret that is (a) made in confidence to a government official or to an attorney solely for the purpose of reporting or investigating a suspected violation of law, (b) made in a complaint or other document filed under seal in a lawsuit or other proceeding, or (c) disclosed to an attorney or in a court proceeding in connection with a lawsuit alleging retaliation for reporting a suspected violation of law so long as any document containing the trade secret is filed under seal and the trade secret is only disclosed pursuant to court order.

IV. Complaints Received from External Parties

DBRS Morningstar promptly investigates and addresses complaints it receives from external parties regarding credit ratings opinions and Methodologies, and compliance with securities laws applicable to DBRS Morningstar and adherence to DBRS Morningstar's policies and procedures.

DBRS Morningstar has established a process whereby external parties may submit their complaints directly to the CCO. Any individual or group may report a complaint regarding DBRS Morningstar, or tips alleging a violation of legal or regulatory obligations, in writing, directed to the CCO of DBRS Morningstar at the address below. Covered Personnel may also receive such complaints and must immediately forward them to the CCO. In addition to the Regional Compliance Officer of the DBRS Morningstar entity that is the subject of the complaint, the CCO directs any complaint(s) regarding the Nationally Recognized Statistical Ratings Organizations ("NRSROs") to the NRSRO Designated Compliance Officer ("DCO"), if the DCO is not the current CCO. If the complaint relates to the activities of any Covered Personnel, the recipient of the complaint must not attempt to resolve such complaints with those in question in isolation or without the involvement of Compliance.

DBRS Morningstar Global CCO
140 Broadway, 43rd Floor
New York, NY 10005
United States
creditcompliance@dbrsmorningstar.com
ratingagency.morningstar.com/MCR/regulatory/Submit-Complaint

Complaints may also be submitted to Morningstar, Inc., via the website (www.integrity-helpline.com/morn.jsp) or the Ethics hotline (800-555-8316).

Complaints may be made on a confidential or anonymous basis. Complaints will be investigated according to the DBRS Morningstar standard procedures. A response to the complainant may be provided in due course, in instances where the complainant provides his/her identity.



Tips alleging that an issuer of securities rated by DBRS has committed or is committing a material violation of the law may be referred to an appropriate law enforcement or regulatory body.

V. Investigations and Confidentiality

All investigations into breaches and complaints will be handled in a confidential manner and will be conducted by Compliance. Compliance may share information with others who are essential to the investigation and only on a need-to-know basis to acquire a better understanding of the circumstances and any potential remedial actions.

Compliance may consult with, the Legal Department who, at the discretion of the Chief Legal Officer, may assume a shared role in, or take responsibility for, conducting the investigation of a complaint.

All Covered Personnel who report breaches and identify themselves will likely be contacted for additional details and will be provided with a response at the conclusion of the investigation.

VI. No Retaliation

Retaliation against any Covered Personnel reporting a breach or complaint is absolutely prohibited, even if turns out that there has been no actual violation. Retaliation would, in itself, be a breach and present grounds for disciplinary action.

VII. Record Keeping

Confidential records will be maintained by Compliance for all reports of breaches and complaints. Such records may include communications, reports, investigation notes and any other documentation used to support the report.

All records will be maintained for a period in accordance with the Record Retention Global Policy or as specifically required by applicable law or regulations.

These records may be subject to review by relevant legal and regulatory authorities.



SALES OR MARKETING, FEE DISCUSSIONS, GIFTS, BENEFITS, AND ENTERTAINMENT GLOBAL PROCEDURE

Effective Date: **March 31, 2023**
Owner: **Global Compliance**
Applies to: **All DBRS Morningstar Covered Personnel**

I. Purpose and Scope

This Sales or Marketing, Fee Discussions, Gifts, Benefits, and Entertainment Global Procedure ("Procedure") establishes processes to ensure that Covered Personnel comply with applicable regulatory requirements pertaining to the following:

A. Fee Information and Fee Discussions;
B. Management reporting;
C. Sales or Marketing Activity;
D. Sales or Marketing Considerations;
E. Joint Meetings;
F. Conferences, symposiums and speaking engagements;
G. Giving or receiving gifts, entertainment and other benefits;
H. Transferring positions within DBRS Morningstar, or transferring from another Morningstar, Inc. entity to DBRS Morningstar; and
I. Requesting exceptions to this Procedure.

This Procedure applies to all Covered Personnel. Capitalized terms are defined herein or in the Glossary.

II. Fee Information and Fee Discussions

A. General Principles

1. All Fee Discussions must be handled by Non-Analytical Personnel. Analytical Personnel may not attend, participate in, or seek information about any Fee Discussions.
2. Except as described in Section II.A.3, below, Non-Analytical Personnel may not share Fee Information with Analytical Personnel, solicit Analytical Personnel's views on the amount of a fee, or otherwise communicate with Analytical Personnel about Fee Information. Analytical Personnel may not seek Fee Information from Covered Personnel.
3. Business Development Personnel are permitted to obtain information from Analytical Personnel that Business Development Personnel may need in order to develop an appropriate fee schedule or to conduct Fee Discussions in connection with any engagement. Such information may relate to matters such as the type of analytical work to be performed, the complexity of the structure or entity to be rated, the anticipated time required, internal or external resources needed, and costs anticipated to be incurred. Providing such information to Business Development Personnel does not constitute participation in Fee Discussions.

B. Inadvertent Receipt of Fee Information

In the event that an Analytical Person receives Fee Information, the following steps must be taken:

1. The Analytical Person notifies their RCO regarding the receipt of such information, and does not forward to, or discuss such information with, any Market Participant or Covered Personnel, except Compliance.
2. If the Fee Information was received from a Market Participant, Business Development Personnel send a reminder to the Market Participant that sent the Fee Information that Analytical Personnel are prohibited from receiving Fee Information or participating in Fee Discussions, and to please contact Business Development Personnel with respect to such matters.
3. With respect to Fee Information that is included in public filings, public tenders or transaction-related documents, Compliance provides guidance to Covered Personnel on a case-by-case basis whether such a reminder is appropriate.
4. Compliance considers whether any remedial action should be taken as a result of the Analytical Person receiving Fee Information and will implement remedial or preventive action as necessary.
5. All Covered Personnel shall comply with any remedial or preventive action directed by Compliance.

III. Internal Management Reporting

Analytical Personnel may view the following types of financial information, which are typically presented in management reporting of finances and may be distributed and/or made available on a case-by-case basis:

1. Direct operational expenses and general expenses such as variable pay, net overhead transfers, amortization/depreciation, tax provisions, and any other income statement expenses;
2. Summary billings and revenue numbers at a cost-center level; and
3. Any Morningstar, Inc. information, including financial statements, that is publicly filed by Morningstar.

IV. Sales or Marketing Activity

A. General Principles

1. Analytical Personnel are prohibited from participating in Sales or Marketing Activity.
2. An Analytical Person who participates in Sales or Marketing Activity must promptly notify his or her RCO, so that Compliance can determine the appropriate remedial or preventive action.
3. Until Compliance determines the appropriate remedial or preventive action, the Analytical Person who participated in Sales or Marketing Activity is prohibited from (i) determining credit ratings, and (ii) developing or approving procedures or Methodologies used to determine credit ratings.
4. All Covered Personnel shall comply with any remedial or preventive action directed by Compliance.
5. Only the relevant Non-Analytical Personnel may conduct any Sales or Marketing Activity with respect to DBRS Morningstar’s products and services.
6. Non-Analytical Personnel must not involve or seek to involve Analytical Personnel in Sales or Marketing Activity.
7. Non-Analytical Personnel may educate by providing Market Participants with general descriptions of Methodologies and procedures for rating securities but cannot discuss how DBRS Morningstar

will analyze or rate a particular entity, issuer, obligor, security, instrument, obligation, asset pool or class of debt.

8. Non-Analytical Personnel may not communicate with Analytical Personnel about how the latter might analyze or rate a particular entity, issuer, obligor, security, instrument, obligation, asset pool or class of debt or how Analytical Personnel are actually analyzing a particular entity, issuer, obligor, security, instrument, obligation, asset pool or class of debt, as part of the process for determining or monitoring credit ratings.
9. Non-Analytical Personnel engaged in Sales or Marketing Activity are prohibited from participating in determining or monitoring credit ratings, or developing or approving procedures or Methodologies used for determining credit ratings.
10. Business Development Personnel may obtain information, as detailed above, from Analytical Personnel that Business Development Personnel may need to conduct Sales or Marketing Activity. Providing such information to Business Development Personnel does not constitute participation in Sales or Marketing Activity by Analytical Personnel or participation in determining or monitoring credit ratings or developing or approving procedures or Methodologies used for determining the credit rating by Business Development Personnel and other Non-Analytical Personnel.

B. Examples

1. *Example: Analytical Personnel may not arrange a business meeting with an issuer, investor, or any other Market Participant, if the objective of any portion of the meeting is to conduct Sales or Marketing Activity. Such a meeting must be arranged by the relevant Non-Analytical Personnel. Analytical Personnel may, however, arrange a business meeting with a Market Participant if the sole objective of the meeting is to engage in analytical discussions and no Sales or Marketing Activity is expected to or will take place at the meeting.*

2. *Example: Analytical Personnel may not attend or participate in any portions of meetings with Market Participants during which time any person solicits the Market Participant to engage DBRS Morningstar to issue credit ratings. Analytical Personnel may, however, attend and participate in portions of meetings when purely analytical discussions occur. For example, Analytical Personnel may describe to issuers how DBRS Morningstar uses a tool or a particular Methodology, so long as the Analytical Personnel do not also ask the issuer to purchase or subscribe to the tool or to engage DBRS Morningstar for credit ratings.*

3. *Example: Before meeting with an issuer, Non-Analytical Personnel (e.g., Business Development Personnel) may speak to Analytical Personnel about how the latter determined past credit ratings, so that Non-Analytical Personnel may better understand Methodologies. When meeting with the issuer, Non-Analytical Personnel may generally discuss Methodologies and the credit rating process's general steps and timeline. However, Business Development Personnel may not apply a Methodology to a future transaction or issuance (or set of future transactions or issuances) or particular issuer.*

4. *Example: Business Development Personnel are responsible for preparing materials that are for the purpose of marketing or promoting DBRS Morningstar's products and services (e.g., pitch decks, flyers). However, Business Development Personnel may obtain factual information from Analytical Personnel that Business Development Personnel require to prepare such materials, and Analytical Personnel may review the materials solely to check the factual accuracy of information they provided or description of the product advertised. Business Development Personnel are fully responsible for the content of all marketing materials.*



5. *Example: An issuer retains DBRS Morningstar to determine credit ratings for securities the issuer intends to issue. Close to a deadline related to the issuance of the security, the issuer contacts Business Development Personnel and stresses the need to receive the credit rating promptly, and indicates the issuer will not retain DBRS Morningstar in the future to determine credit ratings if DBRS Morningstar does not issue the credit ratings in the next 24 hours. Although Business Development Personnel may generally discuss timelines and the status of projects with Analytical Personnel, Business Development Personnel may not convey the issuer's message that future business depends on particular rating activity to Analytical Personnel involved in the determination of the relevant credit ratings.*

V. Sales or Marketing Considerations

A. General Principles

1. Analytical Personnel are prohibited from participating in determining or monitoring credit ratings, and from participating in developing or approving procedures or Methodologies, if they are Influenced by Sales or Marketing Considerations.
2. Non-Analytical Personnel must not Influence or seek to Influence Analytical Personnel with Sales or Marketing Considerations. Business Development Personnel may obtain information from Analytical Personnel that Business Development Personnel may need to conduct Sales or Marketing Activity. Providing such information to Business Development Personnel does not constitute Influence by Sales or Marketing Considerations or seeking to Influence by Sales or Marketing Considerations.
3. An Analytical Person who has been Influenced by Sales or Marketing Considerations must promptly notify his or her RCO, so that Compliance can determine the appropriate remedial or preventive action.
4. Until Compliance determines the appropriate remedial or preventive action, the Analytical Person who has been Influenced by Sales or Marketing Considerations is prohibited from participating in (i) the determination of credit ratings, and (ii) the development or approval of procedures or Methodologies used to determine credit ratings.
5. All Covered Personnel shall comply with any remedial or preventive action directed by Compliance.

B. Examples

1. *Example: An Analytical Person takes great pride in her work, desires to be recognized for her analytical abilities and for doing a good job, and desires to be remunerated by DBRS Morningstar. She therefore recognizes that doing a good job may cause customers to continue to seek DBRS Morningstar's services or rely on its credit ratings. Further, she cares for the financial well-being of DBRS Morningstar, both as a reflection on her reputation and as her source of income. While such considerations could be considered commercial in nature, so long as she does not allow such considerations to alter her objectivity when conducting her analytical responsibilities, she is not Influenced by such considerations and may continue to participate in determining credit ratings and developing or approving Methodologies used to determine credit ratings. If she allows those considerations to alter her objectivity, for example, by causing her to recommend a higher credit rating than she objectively believes the obligor or instrument merits upon application of the relevant Methodology(ies), then she is Influenced by such considerations and may not participate*



in determining credit ratings or developing or approving Methodologies used to determine credit ratings, and must immediately notify her RCO.

2. *Example: DBRS Morningstar and Issuer X have a long-standing relationship, during which DBRS Morningstar has rated many of Issuer X's transactions. During a meeting with Issuer X's representatives, DBRS Morningstar's Business Development Personnel secure an engagement from Issuer X to rate a large series of transactions. DBRS Morningstar's Business Development Personnel cannot seek to Influence Analytical Personnel's analyses or determinations of Issuer X's credit ratings by disclosing any financial terms of the offer. Moreover, when analyzing and determining credit ratings for Issuer X's transactions, Analytical Personnel cannot be Influenced by the fact that DBRS Morningstar and Issuer X have a long-standing relationship, or that Issuer X hired DBRS Morningstar for the large series of transactions. For example, Analytical Personnel may not modify or alter any aspect of their credit ratings analyses because of Sales or Marketing Considerations related to DBRS Morningstar's relationship with Issuer X or DBRS Morningstar's reputation.*

3. *Example: DBRS Morningstar may provide preliminary feedback to an issuer or its agents and may be subsequently retained by the issuer to determine credit ratings for the securities that were subject to the preliminary feedback. In cases when the level of credit enhancement is higher after the rating analysis has been conducted, Analytical Personnel may not alter their analyses due to desires to be retained by the issuer in the future or concerns about the reputational effect to DBRS Morningstar. Likewise, DBRS Morningstar's Business Development Personnel may not seek to Influence Analytical Personnel by exerting pressure on the Analytical Personnel to assign particular credit ratings.*

VI. Joint Meetings with Market Participants

A. At meetings with Market Participants where both Analytical Personnel and Non-Analytical Personnel attend ("Joint Meetings"), the following restrictions apply:
   1. Analytical Personnel may not be present for, and must excuse themselves prior to, any portion of a Joint Meeting (i) where Non-Analytical Personnel engage in Sales or Marketing Activity or any Fee Discussion, or that (ii) might cause Analytical Personnel to be, or appear to be, Influenced by Sales or Marketing Considerations.
   2. If a Joint Meeting concerns a specific transaction or series of transactions, Non-Analytical Personnel may not be present for, and must excuse themselves prior to, any analytical discussions about how Analytical Personnel would apply Methodologies to the transaction or series of transactions.
   3. For Joint Meetings that are planned and scheduled in advance by Business Development Personnel, such Joint Meetings and its attendees must be documented by Business Development Personnel.

B. Examples

1. *Example: A Market Participant contacts DBRS Morningstar and asks to schedule a meeting for the following day with DBRS Morningstar's Business Development Personnel and credit rating analysts (i.e., Analytical Personnel) to discuss a potential transaction. This is a planned Joint Meeting that Business Development Personnel must document (along with the names of each attendee). If the first portion of the Joint Meeting concerns the issuer's securities and DBRS Morningstar's potential*

approach to analyzing those securities, Business Development Personnel must leave the meeting before that discussion occurs. If the second portion of the meeting involves soliciting the issuer to choose DBRS Morningstar over other credit rating agencies to rate the transaction, or includes any Fee Discussion, Analytical Personnel must leave the meeting before that discussion occurs.

2. *Example: During a reception at a conference, two employees of an issuer approach a group of Business Development Personnel and Analytical Personnel who are speaking to each other. This is not considered a meeting planned in advance and need not be documented, but the restrictions in Sections VI.A.1 and VI.A.2 still apply.*

VII. Conferences/ Symposiums/ Receptions/ Speaking Engagements (“Conferences”)

Conferences are not “meetings.” However, Joint Meetings can arise during or as a result of Conferences. In these cases, the restrictions described for Joint Meetings in Section VI apply.

In addition, the following restrictions apply to Analytical Personnel when attending Conferences:

1. Unless fees are waived due to the Analytical Personnel's participation as a speaker, panelist, presenter, or the like, DBRS Morningstar pays all costs for the Analytical Personnel’s attendance (including costs, if any, to attend any reception hosted by a third party).
2. Analytical Personnel may attend receptions, but for receptions hosted by Market Participants, Analytical Personnel may attend only if the reception is also open to persons other than the Market Participant’s employees and Covered Personnel.
3. If a Covered Person is invited to speak at a Conference, the Covered Person must comply with the applicable Media Relations Procedure.

VIII. Gifts, Entertainment, and Other Benefits

1. DBRS Morningstar acknowledges that while the giving and receiving of gifts, entertainment, and other benefits may be appropriate in certain business activities, it is a practice that can pose regulatory risk and may create potential or actual conflicts of interest for Covered Personnel. As such, DBRS Morningstar prescribes certain prohibitions on giving and receiving gifts, entertainment, and other benefits to external parties.
2. DBRS Morningstar does not provide gifts, entertainment, and other benefits to any Government Official or any representative or agent of a Government Official.
3. Otherwise, except as provided below with respect to exchanges with Market Participants, or as otherwise prohibited or limited by any other policies or procedures of DBRS Morningstar, a Covered Person’s ability to give or receive gifts (directly or indirect, for example, acting through an entity), entertainment, and other benefits to and from external parties is subject to the following general principles:
    a. Gifts, Business Meals, and Business Entertainment do not include Incidentals. In addition, during Conferences and events sponsored by DBRS Morningstar, food, beverage, and incidental merchandise may be made available to attendees, which may include Analytical Personnel.

b. It may not be extravagant. This means gifts, entertainment, and other benefits do not have a value beyond what would ordinarily be expected to be provided in the credit rating industry in the jurisdiction in which the recipient is located.
c. It must not be likely to damage the business or professional reputation of DBRS Morningstar.
d. It may not be money or "near money", which includes items such as gift vouchers, gift cards, stock or stock options, and other items that may be used as or converted into a cash benefit.
e. There must be no expectation or suggestion that the recipient will provide or be induced to provide any advantage (financial or otherwise) or favor or improper performance of a relevant function as a result of the provision of gifts, entertainment, and other benefits.
f. The cost of any gift, entertainment, or other benefit given or provided by Covered Personnel is paid by DBRS Morningstar. In the event personal funds are used, such amount is submitted for reimbursement by DBRS Morningstar in accordance with DBRS Morningstar's expense reimbursement procedures.
g. Any gifts, entertainment or other benefits outside of the restrictions set forth in Table 1 are declared to the RCO who advises on appropriate remedial action, when necessary.

Table 1

Type of Benefit to/from Market Participant	Analytical Personnel	Immediate Family Members of Analytical Personnel	Non-Analytical Personnel
Gifts	a) May not solicit, receive, or accept Gifts from Market Participants. b) May not offer or give Gifts.	May not solicit, receive, accept, or give Gifts if the reason the Gift is provided is because of the Market Participant's relationship to DBRS Morningstar.	May solicit and receive, and give Gifts so long as it is disclosed to Compliance (Chief Compliance Officer or RCO) via the Compliance Conflicts System.
Business Meals	a) May not solicit or accept a Business Meal paid for by Market Participants (other than through ordinary course reimbursement of expenses incurred as part of an engagement) b) May not offer or pay for a Business Meal for a Market Participant.	May not solicit, accept, offer or provide Business Meals if the reason the Business Meal is provided is because of the Market Participant's relationship to DBRS Morningstar.	a) May solicit and accept a Business Meal offered by a Market Participant. b) May offer and pay for a Business Meal for a Market Participant. c) Should submit DBRS Morningstar payment for a Business Meal attended jointly with Analytical Personnel.

Business Entertainment	a) May not solicit or attend Business Entertainment provided by Market Participants. b) May not offer or provide Business Entertainment to Market Participants. c) May attend DBRS Morningstar-sponsored Business Entertainment so long as is appropriate for their role.	May not solicit, attend, offer or provide Business Entertainment if the reason the Business Entertainment is provided is because of the Market Participant's relationship to DBRS Morningstar.	a) May solicit and attend Business Entertainment provided by Market Participants. b) May offer and provide Business Entertainment to Market Participants. c) Should submit DBRS Morningstar payment for Business Entertainment attended jointly with Analytical Personnel.

IX. Transferring Positions

From time to time, Covered Personnel may transfer jobs, such that they switch from being Analytical Personnel to being Non-Analytical Personnel, or vice versa.

The following steps should be followed when such a transfer will occur:

1. As early as is reasonably possible after a Covered Person's future manager ("Prospective Manager") and current manager determine that the Covered Person will transfer, the Prospective Manager contacts the RCO to discuss the Covered Person's prospective transfer, including job responsibilities and expected timing of transfer.
2. Compliance evaluates the change in job responsibilities and expected timing and consults with the Covered Person's Prospective Manager to determine what safeguards are appropriate for purposes of identifying, managing and controlling any existing, potential or perceived conflicts of interest caused by the transfer. Such safeguards, at a minimum, must include (i) controls with respect to the transferring Covered Person's access rights to electronic tools and record retention repositories, (ii) securities trading restrictions, and (iii) any physical location changes that may be appropriate.
3. Depending on the facts and circumstances during Compliance's evaluation, Compliance determines whether any additional safeguards are necessary.

X. Exceptions

Covered Personnel requesting an exception to this Procedure must send an email request, along with the rationale for the request, to the head of their function or their designee and the Chief Compliance Officer and/or the RCO.

Exceptions are granted by the applicable recipients of the request noted above via email and are deemed one-time in nature. Email requests and approvals are recorded and maintained by Compliance in exception logs.

XI. Appendix

"Customers" means both prospective and existing customers.

"Influence" means to alter, sway, or affect a person's objectivity, resulting in that person's changing an act or decision in some way contrary to that person's independent evaluation of (a) the merits of an obligor, security, instrument, or Methodology, or (b) the credit risks of an obligor, security, or instrument.

"Sales or Marketing Activity" is the effort to sell or market to Customers the products and services of DBRS Morningstar and of its affiliates. The following are examples of Sales or Marketing Activity:

- "pitching" products and services to Customers;
- contacting Customers for the purpose of offering products or services or engaging in other Sales or Marketing Activities, whether or not for a fee;
- providing cost or Fee Information about products or services to Customers;
- soliciting customers to hire DBRS Morningstar to provide credit opinions or credit ratings on a particular entity, issuer, obligor, security, instrument, obligation, asset pool or class of debt.

Exactly what constitutes Sales or Marketing Activity under applicable regulations can be somewhat unclear and may depend on a variety of facts or circumstances. The following activities may, depending on the circumstances, also be considered Sales or Marketing Activity:

- seeking to identify Customers for the purpose of Sales or Marketing Activities;
- encouraging Customers to schedule or attend meetings that are for the purpose of engaging in Sales or Marketing Activities (for clarity, referring customers to Business Development Personnel for these purposes does not constitute Sales or Marketing Activity);
- encouraging investors to accept DBRS Morningstar credit ratings in their guidelines or to require DBRS Morningstar ratings on securities;
- offering to provide Customers with an indication or feedback outside of an existing engagement for such service;
- emailing or otherwise providing Customers any materials (such as presale reports, commentary, or other documents) unless specifically requested by a customer or otherwise required by DBRS Morningstar policies or procedures; and
- sharing, posting, publishing or otherwise publicizing information about products or services through social media.

"Sales or Marketing Considerations" are any considerations related to any Sales or Marketing Activity. Sales or Marketing Considerations include any considerations related to increasing or retaining DBRS Morningstar's market share or winning or retaining ratings business from Customers.


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SEC RULE 17G-5(A)(3) GLOBAL PROCEDURE

Effective Date: **March 31, 2020**
Owner: **Global Structured Finance and Global Corporate Finance**
Applies to: **All DBRS Covered Personnel**

I. Purpose and Scope

The SEC Rule 17g-5(a)(3) Global Procedure (“Procedure”) outlines the steps DBRS takes pursuant to SEC Rule 17g-5(a)(3) (“the Rule”) to manage the conflict of interest described in subsection (b)(9) of the Rule, namely, "issuing or maintaining a credit rating for a security or money market instrument issued by an asset pool or as part of any asset-backed or mortgage-backed securities transaction that was paid for by the issuer, sponsor, or underwriter of the security or money market instrument." In this regard, the Procedure defines the scope of the Rule, identifies the point in the rating process when DBRS considers itself a Hired Nationally Recognized Statistical Rating Organization (“NRSRO”) under the Rule, and outlines the steps that various parties within DBRS must complete.

This Procedure applies to Covered Personnel. Terms capitalized throughout the Procedure are defined herein or in the Glossary.

II. Overview of Rule 17g-5(a)(3)

A. **Covered Products and Instruments**

1. DBRS considers the following structured finance instruments to fall within the scope of the Rule:
   - Asset-backed securities
   - Asset-backed commercial paper (“ABCP”)
   - Residential mortgage-backed securities (“RMBS”)
   - Single and multi-tranched collateralized debt obligations (“CDOs”) and credit default swaps (“CDSs”) (except single-name CDSs)
   - Commercial mortgage-backed securities (“CMBS”)
   - Multi-tranched insurance securitizations
   - Structured investment vehicles (“SIVs”)
   - Repackaged instruments where any of the underlying assets is a structured finance instrument

2. DBRS considers securities or instruments that are not issued by an asset pool or as part of any asset-backed securities transaction to fall outside the scope of the Rule. The following are among those securities or instruments that are considered out of scope:
   - Covered bonds or similar dual recourse securities
   - Government and mortgage agency financings (*e.g.*, Fannie Mae, Canada Housing and Mortgage Corporation (“CMHC”))
   - Derivative product companies (“DPCs”)
   - Corporate/whole business securitizations
   - Project financings/infrastructure financings
   - Enhanced equipment trust certificates


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- First mortgage bonds
- Split shares
- Bond funds

3. For purposes of this Procedure, a rating action taken on the structured finance instruments deemed to fall within the scope of the Rule as described in Section II(A)(1), above, is a rating action with respect to both public and private credit ratings.

III. Additional Areas Considered Out of Scope

A. **Investor-paid Ratings**
Transactions that are initiated by and paid for by an investor **do not** fall within the scope of the (b)(9) conflict subsection of the Rule and thus, are excluded from these procedures.

B. **Exemption for non-US transactions**
An exemption for non-U.S. transactions applies if DBRS determines that (a) the issuer of the security or money market instrument is not a U.S. person (as defined in Rule 902K of Regulation S) and (b) DBRS has a reasonable basis to conclude that all offers and sales of the security or money market instrument by any issuer, sponsor, or underwriter linked to the security or money market instrument will occur outside the United States.[1]

C. **Composite ratings are outside the scope of Rule 17g-5(a)(3)**
Composite ratings take into account various component factors as well as the rankings of a servicer or the ratings of providers of credit, liquidity or other support for the rating on the structured finance instrument. DBRS considers rankings or ratings of servicers or other support providers (referred to as composite ratings) that are the product of a separate engagement, unrelated to the terms or timing of any structured finance instrument and undertaken for independent purposes to fall outside the scope of the Rule.

IV. DBRS as a Hired NRSRO

DBRS considers a rating engagement for a specific structured finance transaction to be initiated when the following conditions have been met:

A. DBRS and the arranger have a signed letter of engagement ("LOE"); or
B. An arranger has asked DBRS in writing to begin analyzing a transaction; the arranger has provided sufficient written information or documentation for the analytical process to begin; and DBRS has agreed to undertake the work.
   1. For purposes of this section, "sufficient written information or documentation" includes the following:
      a. Pool tape to be analyzed for rating purposes;
      b. Written description of specific collateral characteristics to be analyzed for rating purposes;

[1] https://www.sec.gov/news/press-release/2019-145


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c. Written description of the transaction terms to be analyzed such as a term sheet for rating purposes; and
d. Copy of offering circular (includes prior offering circulars for similar transactions when intended for the purposes of rating a specific transaction).

V. Structured Finance Analyst and Business Development Responsibilities

A. Business Development team members are responsible for identifying whether a specific structured finance transaction is subject to the Rule, subject in certain cases with a confirmation from the applicable Regional Compliance Officer. Business Development may also speak to the Team Leader, Managing Director or Group Managing Director, in accordance with DBRS policies and procedures to assist with the determination that a specific structured finance transaction is subject to the Rule.
B. Once DBRS determines that a rating engagement for a specific structured finance transaction covered by the Rule has been initiated, a Business Development team member must send an email to sec17g5@dbrsmorningstar.com identifying the name of the transaction, the type of the transaction, and the party who is engaging DBRS to issue the initial rating.
C. In view of the fact that communications between analysts and arrangers shall be subject to posting on the arrangers' websites, analysts must conduct all such communications in a manner that protects DBRS proprietary business information and that avoids any reputational harm to the firm.
D. Business Development team members or analysts should direct any additional questions regarding the Rule to sec17g5@dbrsmorningstar.com. In addition, any Covered Personnel who becomes aware that an arranger is not complying with its obligations under the Rule must promptly report this situation to Compliance.
E. Upon receipt of an email to the SEC Rule 17g-5 mailbox, Business Development shall obtain the Arranger Representations described below, unless the engagement is an exempt non-US transaction. The Arranger Representations may be part of a LOE or they may be placed in a stand-alone document.
F. Upon receipt of the Arranger Representations, Business Development shall update the DBRS password-protected Internet site (www.ratingsdisclosure.com) with the following information:
    1. Identification of the type of security or money market instrument being rated;
    2. The name of the issuer;
    3. The date the rating process was initiated; and
    4. The Internet website address where the issuer, sponsor or underwriter of the security or money market instrument providing the information relevant to the transaction can be accessed.
G. Business Development team members or analysts should promptly report to Compliance in the event they become aware that an arranger is not complying with its obligations under the Rule, or any other compliance issue with this rule arises.

VI. Compliance and Global Technology Responsibilities

Compliance is primarily responsible for monitoring that the process outlined above is being adhered to and administered in a timely manner. In addition to this over-arching responsibility, Compliance also performs the following specific tasks as part of the DBRS 17g-5(a)(3) process:

A. Fields requests, reviews certifications, and distributes identifications (IDs) and passwords to NRSROs allowing access to the DBRS password-protected Internet site;


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B. Maintains NRSRO login IDs for one year before checking that they are deactivated;
C. Conducts analyst training on the Rule processes and procedures.
D. Receives, reviews and acts upon reports of non-compliance with the Arranger Representations; and
E. Maintains all required books and records relating to compliance with the Rule.

Global Technology is responsible for maintaining the DBRS password-protected Internet site. In addition, Global Technology generates all IDs and passwords for both NRSRO external access and internal site maintenance.

VII. Arranger Responsibilities

If an arranger wants to obtain a rating on a structured finance instrument that is covered by the Rule, the arranger must provide written Arranger Representations to DBRS. The Arranger Representations may be part of the LOE or may be stated in a stand-alone document. The arranger must comply with the Arranger Representations as long as the structured finance instrument to which any credit rating applies is outstanding. The Arranger Representations are as follows:

A. The arranger will maintain an identified password-protected Internet website;
B. The arranger will provide access to its password-protected Internet website during the calendar year to any non-hired NRSRO that provides it with a copy of the certification described in the Rule;
C. The arranger will post on its password-protected Internet website all information for purposes of determining the initial credit rating and/or undertaking rating surveillance at the same time this information is provided to DBRS; and
D. The arranger will maintain the information it is required to make available on its password-protected Internet website in a manner indicating which information should be relied on to determine or monitor the credit rating.
E. The arranger will post on a password-protected Internet website, any executed Form ABS Due Diligence-15E containing information about the covered structured finance instrument delivered by a person employed to provide due diligence services with respect to the covered structured finance instrument.

VIII. DBRS Responsibilities

A. DBRS is prohibited from issuing or maintaining a credit rating subject to the Rule unless it obtains the Arranger Representations in writing.
B. Once DBRS receives the Arranger Representations, DBRS posts on its password-protected Internet site the structured finance instrument(s) it has been hired to rate and the link to the arranger's password-protected Internet site for access by non-hired NRSROs.
C. DBRS must provide access to its password-protected Internet site to any other NRSRO that supplies DBRS with a copy of its 17g-5(e) certification for the current year.
D. If an arranger fails to comply with its Arranger Representations, DBRS is prohibited from issuing a credit rating for a structured finance instrument.
E. If DBRS becomes aware that the arranger is not complying with existing Arranger Representations, DBRS may discontinue-withdraw a previously assigned credit rating.


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F. DBRS may also consider whether the arranger’s conduct means that DBRS cannot reasonably rely on any aspect of the Arranger Representations with respect to other credit ratings of structured finance instruments that DBRS has already issued or is in the process of analyzing or determining at the behest of that arranger.



SEC RULE 17G-5(C)(1) GLOBAL POLICY

Effective Date: August 1, 2022
Owner: Global Compliance
Applies to: All DBRS Morningstar Covered Personnel

I. Purpose and Scope

DBRS Morningstar has developed the SEC Rule 17g-5(c)(1) Global Policy ("Policy") to expressly provide for the prohibition set forth in SEC Rule 17g-5(c)(1). This Policy is applicable to all DBRS Morningstar Covered Personnel across all jurisdictions in which DBRS Morningstar operates.

II. SEC Rule 17g-5(C)(1) Prohibition

DBRS Morningstar is prohibited from issuing or maintaining a credit rating solicited by a person (including any single issuer, originator, arranger, client or subscriber, including affiliates of these entities) from whom, in the most recently ended fiscal year, DBRS Morningstar received net revenue that is equaling or exceeding 10% of DBRS Morningstar's total net annual revenue.



SEPARATION FROM MORNINGSTAR GLOBAL POLICY

Effective Date: **August 1, 2022**
Owner: **Global Compliance**
Applies to: **All DBRS Morningstar Covered Personnel**

I. Purpose and Scope

DBRS Morningstar has established this Separation from Morningstar Global Policy ("Policy") to outline the protocols in place for the separation of DBRS Morningstar from Morningstar, Inc. and its non-credit ratings subsidiaries.

Specifically, DBRS Morningstar has established requirements for the avoidance of conflicts of interest, whether they are actual, potential or perceived, and controls for the protection of Confidential Information. This Policy applies to all Covered Personnel and should be read in connection with the Conflicts of Interest Global Policy and the Employee Code of Conduct. Capitalized terms are defined within the Glossary.

II. Policy

A. Avoiding Actual, Potential or Perceived Conflicts of Interest

Credit rating services offered by DBRS Morningstar are separate, independent, and distinct from the products and services offered by Morningstar, Inc. and its non-credit rating subsidiaries.

Covered Personnel are prohibited from engaging in unfair, coercive and abusive practices that may give the impression that credit rating decisions can be affected by other financial or business considerations in accordance with the Conflicts of Interest Global Policy and Employee Code of Conduct.

DBRS Morningstar credit ratings are only determined by DBRS Morningstar Analytical Personnel.

B. Confidential Information

Confidential Information must only be used in the furtherance of DBRS Morningstar's business, or as otherwise agreed with the customer in a letter of engagement or confidentiality agreement.

Covered Personnel may only share Confidential Information in accordance with the guiding principles detailed in the Confidential Information framework and as outlined in the Confidential Information Global Policy.

In addition, Covered Personnel are expected to follow the Confidential Information guidelines provided in the Employee Code of Conduct which outlines requirements relating to discussion of Confidential Information, document management and electronic file access.



SOURCING GLOBAL POLICY

Effective Date: **April 1, 2023**
Owner: **Global Compliance**
Applicability: **All DBRS Morningstar Covered Personnel**

I. Purpose and Scope

The Sourcing Global Policy ("Policy") establishes the framework governing DBRS Morningstar's external outsourcing arrangements, service sharing arrangements with non-CRA affiliates and intra-group company service arrangements among DBRS Morningstar entities.

This Policy applies to all Covered Personnel and should be read in conjunction with the Branch Activities Procedure for India and any other applicable policies and procedures in effect. Terms capitalized throughout the Policy are defined herein or in the Glossary.

II. Categories and Management of Sourcing Arrangements

DBRS Morningstar utilizes different forms of sourcing arrangements for important operational functions.[1] Management of said arrangements is specific to each category and depends on whether the entity performing the relevant activity is a DBRS Morningstar entity, a non-CRA affiliate, or an unrelated third party. Said arrangements fall within the following categories:

A. Externally Outsourced Services

Externally Outsourced Services are outsourced activities performed by unrelated third parties on a continuous basis relating to DBRS Morningstar's important operational functions that could otherwise be, but are not, undertaken by and/or are outside of the day-to-day management of DBRS Morningstar Covered Personnel.[2]

In these situations, DBRS Morningstar enters into contractual arrangements with unrelated third parties to facilitate the performance of the Externally Outsourced Service (as appropriate) and the performance of each Externally Outsourced Service is governed by the terms and conditions of the relevant contractual arrangement and applicable DBRS Morningstar policies and procedures.

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[1] For the purposes of this Policy and the Branch Activities Procedure for India , "important operational functions" are comprised of (a) rating review, (b) lead analyst, (c) rating methodology development and review, (d) rating approval, (e) internal quality control, (f) data storage, (g) IT systems, (h) IT support and (i) accounting. For more information, see the Branch Activities Procedure for India .

[2] No DBRS Morningstar entity receives Externally Outsourced Services in respect of any functions listed in items (a) through (e) (inclusive) in footnote 1.
DBRS Morningstar may engage part-time or full-time external consultants or advisors, on an as-needed basis, to assist DBRS Morningstar in connection with the development or enhancement of analytics used as part of the rating process. However, DBRS Morningstar maintains ownership of such analytics or enhancements thereto, and each such external consultant or advisor remains subject to supervision of DBRS Morningstar in accordance with the terms of their respective engagements. Therefore, DBRS Morningstar does not consider such services provided by external consultants, advisors, service providers or professionals to be Externally Outsourced Services.

Prior to entering into a contractual arrangements with a third party for delivery to DBRS Morningstar of Externally Outsourced Services, DBRS Morningstar, directly or otherwise, reviews the suitability or appropriateness of that third party for delivery of the relevant Externally Outsourced Service. During the procurement process, DBRS Morningstar's objectives and delivery expectations associated with the relevant Externally Outsourced Services are communicated to the relevant third party. The relevant DBRS Morningstar Covered Personnel that is typically involved in the procurement of the Externally Outsourced Services monitors the performance of the Externally Outsourced Services in accordance with the terms of the relevant contractual arrangement and the applicable DBRS Morningstar policies and procedures.

B. Morningstar Shared Services

DBRS Morningstar may receive certain shared services from Morningstar from time to time.

DBRS Morningstar entities and Morningstar, Inc. entered into separate shared services agreements (collectively, the Morningstar Shared Services Agreements). Pursuant to the Morningstar Shared Services Agreements, the shared services Morningstar, Inc. provides to DBRS Morningstar may include general corporate administration, personnel services, accounting, finance and tax services, budgeting support, sales and sales team administrative support, network administration and support services, legal services, public relations support services, insurance, and marketing services.

Morningstar employees who provide shared services and have access to DBRS Morningstar shared systems are also subject to the DBRS Morningstar Codes of Conduct and all applicable policies and procedures. Morningstar employees who provide shared services but do not have access to DBRS Morningstar shared systems remain subject to applicable Morningstar policies and procedures.

C. DBRS Morningstar Intra-Group Services

DBRS Morningstar implemented globally integrated organizational and operational arrangements where DBRS Morningstar entities may receive or provide services related to specific functions (including important operational functions and internal control mechanisms) from or to one another. DBRS Morningstar entities typically utilise such arrangements with respect to the DBRS Morningstar global control functions and internal control mechanisms.

Each DBRS Morningstar Covered Person performing intra-group services remains subject to DBRS Morningstar's Codes of Conduct and all applicable policies and procedures. Additional requirements are included for DBRS Morningstar Covered Persons employed by the DBRS Ratings GmbH India Branch in accordance with the Branch Activities Procedure for India.



STRUCTURED AND CORPORATE FINANCE STRUCTURING PROHIBITION GLOBAL POLICY

Effective Date: **June 1, 2020**
Owner: **Global Structured Finance and Global Corporate Finance**
Applies to: **All DBRS Morningstar[1] Covered Personnel[2]**

I. Purpose and Scope

This Structured and Corporate Finance Structuring Prohibition Global Policy ("Policy") has been established to assist in maintaining the integrity of the rating process by prohibiting certain conduct by Covered Personnel during the production and maintenance of credit rating opinions.

This Policy applies to all Covered Personnel and should be read in conjunction with applicable supporting guidance documents.

II. Structuring Prohibition

DBRS Morningstar prohibits its Covered Personnel from making proposals or recommendations regarding the design of the legal structure, assets, liabilities or activities of the entity or instrument being rated to receive a desired credit rating (the "Structuring Prohibition").

[1] DBRS Morningstar as defined in the DBRS Glossary.
[2] DBRS Morningstar Covered Personnel, as defined in the DBRS Glossary, is referred to as Covered Personnel herein.



STRUCTURED FINANCE RATINGS SURVEILLANCE GLOBAL POLICY

Effective Date: **April 1, 2021**
Owner: **Global Structured Finance**
Applies to: **All DBRS Morningstar Structured Finance Analytical Personnel**

I. Purpose and Scope

DBRS Morningstar performs surveillance so that DBRS Morningstar rating opinions remain current. As such, DBRS Morningstar has developed this Structured Finance Ratings Surveillance Global Policy ("Policy") so that all outstanding ratings are monitored on an ongoing basis. This Policy applies to all DBRS Morningstar Structured Finance Analytical Personnel globally and should be read in conjunction with any applicable surveillance and rating methodologies.

II. Policy Statements

A. Surveillance Activities

In accordance with DBRS Morningstar methodologies, surveillance activities are generally conducted by a combination of surveillance and/or new issue/issuer lead and/or rating analysts.

1. Issuers and sponsors/servicers are expected to supply performance data and information over the life of the rating(s). The maintenance of a rating is conditional upon the on-going timely receipt of this data and/or information, which may be obtained from sources believed to be reliable as part of the surveillance process. DBRS Morningstar does not audit or independently verify the data or information it receives in connection with the rating process.

2. Surveillance activities occur over the life of a rating and typically cease at the time a rating is discontinued-repaid, discontinued-withdrawn or downgraded to "D".

3. Surveillance activities typically include periodic[1], interim[2] and annual reviews as described in Section A. 3. herein. These activities may include data/information gathering and organization, analysis and review with records maintained in accordance with DBRS Morningstar policies and procedures.

4. In accordance with applicable regulations, DBRS Morningstar updates its outstanding ratings on at least an annual basis[3].

[1] Periodic reviews are generally conducted at least quarterly or semi-annually in accordance with DBRS Morningstar policies and procedures and typically involves review of transaction performance metrics (e.g. defaults, delinquencies, recoveries, prepayments, transaction triggers).

[2] Interim reviews are typically conducted when a change to a transaction has occurred, or is expected to occur, which is likely to impact a rating (e.g. counterparty rating downgrade).

[3] Certain factors may delay this timing including issuer-related reasons, which are beyond the control of DBRS Morningstar. In these cases, DBRS Morningstar seeks a timely resolution of the delay. To the extent that the review cannot take place within

5. DBRS Morningstar may also update its ratings as a result of a periodic or interim review.
   i. Surveillance activities related to surveillance updates typically result in a rating action as described in the Rating Actions, Commentaries and Press Releases Global Policy with a determination made by a rating committee in accordance with the Corporate and Structured Finance Rating Committee Global Policy and the Structured Finance and Covered Bonds Rating Committee Global Procedure.
   ii. Surveillance updates that result in a rating action being taken on a public rating are published on the DBRS Morningstar website in accordance with the Issuing Press Releases Global Procedure.

B. Unsolicited Ratings

Unsolicited ratings are only assigned when sufficient public information is available to support the analysis and monitoring of the rating on an ongoing basis. Unsolicited ratings are monitored in the same way as a solicited rating based on the availability of public data. Refer to the Credit Ratings Global Policy for more information.

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the annual review timeline for a credit rating(s), an exemption with a rationale for it is requested from the Regional Compliance Officer via email. Email requests and approvals are deemed one-time in nature and are recorded and maintained by Compliance in exception logs. DBRS Morningstar also reserves the right to discontinue ratings at our discretion.